This description of the State of Israel is dated as of June 30, 2006 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2005.

i

	Page
Table No. 29 Government Taxes	73
Table No. 30 Government of Israel Statement of Net Expenditures	73
Table No. 31 Net Public Debt	79
Table No. 32 Ratio of Net Public Debt to GDP	79
Table No. 33 Annual Local Currency Government Debt Issuances	80
Table No. 34 Outstanding Public Sector External Debt	83
Table No. 35 Forward Amortization of Public Sector External Debt – Principal Payments	84
Table No. 36 Forward Amortization of Public Sector External Debt – Interest Payments	85
Table No. 37 Government Guarantees by Category	86

Tables and Supplementary Information:

Foreign Currency Debt of the Government of Israel	D-88

Loans from the Government of the United States of America	D-88
U.S. Loan Guarantee Program	D-88
Housing Loans Guaranteed by the U.S. Government	D-88
Loans from the Government of Germany	D-89
Loans from Government Trusts backed by the U.S. Government	D-89
Loans from Various Financial Institutions in the United States Guaranteed by the U.S. Government	D-89
Loans from Israeli and Non-Israeli Banks	D-90
International Capital Markets Issues	D-90
State of Israel Notes (Issued through the Israel Bonds)	D-91
State of Israel Bonds (Issued through the Israel Bonds)	D-92
Balances of the Government’s Foreign Currency Debt by Currency	D-94
Government Guarantees of Foreign Currency Indebtedness	D-94

Tradable Local Currency Direct Debt of the Government of Israel	D-95

Floating Rate Loans	D-95
Fixed Rate Loans	D-95
CPI Index-linked Loans	D-95
Dollar-linked/Floating Rate Loans	D-96

Non-Tradable Local Currency Direct Debt of the Government of Israel	D-97

CPI Index-linked Loans	D-97

Various Loans of the Government of Israel	D-10	5

ii

LEBANON
SYRIA
Haifa
Sea of Galilee
Mediterranean Sea
Tel-Aviv
JUDEA
and
SAMARIA
JORDAN
Jerusalem
Dead
Sea
GAZA STRIP
ISRAEL
EGYPT
SINAI PENINSULA
Eilat
Gulf
of
Eilat
SAUDI ARABIA

*	These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including the Gaza Strip and parts of the West Bank (Judea and Samaria).

Except as otherwise specified, all amounts in this report are expressed in New Israeli Sheqels (“NIS”) or in U.S. dollars (“$”, “US$”, “dollars” or “USD”). Any amounts stated in dollars in this report as of a stated date or for a stated period that were converted from NIS into dollars were converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The representative foreign exchange rate for dollars for any day is calculated by the Bank of Israel as the average of the NIS/$ buying and selling rates prevailing in the market on such date. The representative NIS/$ exchange rates as of the following dates and for the following periods were:
Table No. 1
NIS/U.S. Dollar Exchange Rates

	Year
	2001	2002	2003	2004	2005
Year End	4.416	4.737	4.379	4.308	4.603
Yearly Average	4.206	4.738	4.548	4.482	4.488

Source: Bank of Israel.
On June 15, 2006, the Bank of Israel representative foreign exchange rate for US$ was NIS4.460 per US$1. In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. For a further discussion of the convertibility of the NIS, see “Balance of Payments and Foreign Trade—Foreign Exchange Controls and International Reserves” below.
The fiscal year of the Government of Israel (the “Government”) ends December 31. The twelve-month period ended December 31, 2005 is referred to in this Prospectus as “2005” and other years are referred to in a similar manner.
Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current amounts.
Figures in this report are as of June 10, 2006, except as otherwise indicated.

SUMMARY INFORMATION
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.
     Economic Developments in 2005: The economic recovery that began in 2003 and gained strength in 2004, continued in 2005. The Gross Domestic Product (“GDP”) growth rate was 5.2% and the business sector GDP growth rate reached 6.6%. The economic improvement was reflected in a rapid growth of all components of GDP, including private consumption, exports and imports. Various factors contributed to the accelerated growth in 2005, among which were the rise in economic activity worldwide; the ongoing responsible fiscal policy that contributed to the reduction of the tax burden, on the one hand, and the reduction of public debt, on the other; the increase in local demand, and in particular, an increase of approximately 4% in private consumption, aided by the less contractionary monetary policy, which maintained a relatively low interest rate; and the relatively calm security situation, manifested by the rise in export of about 26% of tourism services. Both the number of Israeli employees and the labor participation rate rose in 2005, and the unemployment rate decreased from an annual average of 10.4% in 2004 to 9.0% in 2005 on an annual average basis and reached 8.8% in the last quarter of the year. External sustainability indicators expressed by a surplus of $2.385 billion in current account balance in 2005, high foreign currency reserves ($27.9 billion as of December 31, 2005) and negative net external debt (negative 17.4% of GDP as of December 31, 2005) reflect a high degree of external stability both by international standards and relative to the situation that existed in Israel in the mid-1990s.
     Economic Developments in the First Quarter of 2006: Preliminary figures (seasonally adjusted at annual rate) published by the Central Bureau of Statistics indicate that the GDP growth rate for the first quarter of 2006 was 6.6% and the growth rate of the business sector product reached 10.6% for the same period. Exports of goods and services increased by 2.4%, while public consumption dropped by 0.6%, reflecting cuts in government expenditures. Private consumption rose by 10.3%. Both the number of Israeli employees and the labor participation rate rose in the first quarter of 2006, and the seasonally adjusted unemployment rate decreased from 9.1% in the first quarter of 2005 to 8.7% in the first quarter of 2006.
     Fiscal and Monetary Policy: The improvement in the economic outlook was supported by the ongoing firm fiscal policy (including budget cuts and structural changes) and a less contractionary monetary policy. The budget deficit declined to 2.0% of GDP in 2005 as compared with a budget deficit of 3.9% in 2004. Israel’s net public debt as a percentage of GDP declined to 87.9% in 2005 from 92.7% in 2004.
     Balance of Payments and Foreign Trade: Israel’s current account of the balance of payments transformed into a small surplus in 2003 and reached $2.4 billion in 2005, as a result of a more rapid expansion of exports, as compared with the expansion of imports. The expansion in exports measured 5.6% in real terms in 2005 (including an 8.4% rise in exports not including diamonds and start-ups), a continued rise, albeit at a lower rate than the 17.4% rise in total exports (and 18.9% in exports not including diamonds and start-ups) in 2004. In 2005, total exports of goods constituted 45.9% of GDP. Israel has concluded free trade agreements with its major trading partners, and is one of the few nations that is a party to free trade agreements with both the United States and the European Union.
     Inflation: In contrast to periods of high inflation in the early 1980s, since 1985, inflation has been reduced and stabilized. In 2005, the average CPI inflation rate was 1.3%.
     Privatization: In recent years, the Government has made significant progress in the privatization of State-owned enterprises and the reduction of its subsidization of industry. From 1986 through May 2006, 91 companies ceased to be Government Companies (see “The Economy—Role of the State in the Economy” below) and the Government’s proceeds from privatization were approximately $11.6 billion. In 2005, proceeds from privatization totaled $1.9 billion.
     Capital Markets: Over the course of 2005, share prices on the Tel-Aviv Stock Exchange (“TASE”) rose sharply. The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased by 32.8% in 2005, compared with an increase of 17.6% in the General Index in 2004. During 2005, the Tel Aviv 100 Index (which is comprised of the 100 largest companies by market capitalization) and the Tel Aviv 25 Index (which is comprised of the 25 largest companies by market capitalization) increased by 29.4% and 33.3% respectively, compared with an increase of 19.0% and 22.6%, respectively, in 2004. As of December 31, 2005, the total market value of all listed equity securities was $122.6 billion, compared with $92.1 billion in 2004 and $70.4 billion in 2003. The average daily trading for equity securities increased to $223 million during 2005, compared with $147 million in 2004 and $80 million in 2003.

Table No. 2
Selected Economic Indicators
(in billions of NIS unless noted)

	Year
	2001	2002	2003	2004	2005
Main Indicators
GDP (at constant 2000 prices)	NIS469.7	NIS464.0	NIS472.1	NIS493.0	NIS518.5
Percentage change, real GDP	-0.3%	-1.2%	1.7%	4.4%	5.2%

GDP per capita (at constant 2000 prices) (in NIS)	72,941	70,631	70,564	72,405	74,799
Percentage change, GDP per capita	-2.6%	-3.2%	-0.1%	2.6%	3.3%

Inflation
(change in CPI – annual average)	1.1%	5.7%	0.7%	-0.4%	1.3%
Industrial production	-4.9%	-1.9%	-0.3%	6.9%	3.7%
Business sector product (at constant 2000 prices)	332.3	321.4	329.5	350.2	373.4
GDP (at current prices)	478.6	493.7	502.3	523.9	554.0
GNP (at current prices)	461.7	478.3	489.0	510.8	545.5

Permanent average population (thousands)	6,439	6,570	6,690	6,809	6,932
Unemployment rate	9.4%	10.3%	10.7%	10.4%	9.0%

Foreign direct investment (net inflows, in billions of dollars)	$3.6	$1.8	$3.9	$1.7	$6.1

Trade Data
Exports (f.o.b.) of goods and services (at constant 2000 prices)	165.9	161.8	173.9	204.2	215.7
Imports (f.o.b.) of goods and services (at constant 2000 prices)	202.3	198.9	195.5	218.7	227.5

Public Debt
Net Local Currency Public Debt (at end-of-year current prices)	368.5	416.4	444.7	464.9	468.3

Net Foreign Currency Debt (at end-of-year current prices)	18.4	19.5	20.1	22.8	17.4

Total Net Public Debt (at end-of-year current prices)	386.9	435.9	464.8	487.7	485.7

Total Net Public Debt as percentage of GDP	80.8%	88.3%	92.5%	93.1%	87.7%

External Debt
External Debt Liabilities
(in millions of dollars)	$66,771	$69,079	$72,066	$75,784	$75,550

External Debt Assets
(in millions of dollars)	$65,542	$71,029	$78,275	$87,813	$98,722

Net External Debt
(in millions of dollars)	$1,229	$(1,950)	$(6,208)	$(12,030)	$(23,173)

Sources:	Central Bureau of Statistics, Bank of Israel, Ministry of Finance.

STATE OF ISRAEL
Introduction
The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Since 1990, Israel has seen improvements in most economic indicators. Gross Domestic Product (“GDP”) increased on average by 5.4% annually from 1990 through 2000. A number of negative factors converged in the last quarter of 2000 and during 2001 and 2002, including the ongoing security unrest in Israel, which negatively affected tourism, the global technology slump, which slowed investments in high-tech companies, and the global economic slowdown, which affected Israeli exports. As a result, GDP decreased by 0.3% in 2001 and by 1.2% in 2002. An economic recovery began in 2003 and accelerated during 2004 and 2005. In 2005, GDP increased by 5.2%, following an increase of 4.4% and 1.7% in 2004 and 2003 respectively. This accelerated growth rate was the result of several factors: increased macroeconomic stability, which resulted from restrained government expenditures and the loan guarantees provided by the United States government; a recovery of the global economy; a relatively calm security situation; and a less restrictive monetary policy. The willingness of the U.S. to provide the loan guarantees was itself subject to Israel’s adherence to its economic goals, including restraint in government spending, adherence to the budget deficit target, and the implementation of structural changes aimed at enhancing the economy’s overall efficiency and competitiveness.
The Israeli economy is export-oriented. Exports constituted 45.9% of GDP in 2005. Exports recovered in 2003 following two years of recession which was manifested, amongst others, in a decrease in exports, and continued to grow in 2004 and 2005. In 2005, exports rose by 5.6% in real terms (including an 8.4% rise in exports not including diamonds and start-ups), compared with a 17.4% rise in total exports (and 18.9% rise in exports not including diamonds and start-ups) in 2004. The increase in exports of both high-tech and traditional industries during 2003-2005 was led by the depreciation of the Israeli currency in real effective terms during 2002 and 2003, the global economic recovery, the expansion of global trade and the increase in demand for high-tech products, the decrease in real domestic wages in 2002 and 2003, and corporate efficiency measures. The most salient increases in 2005 were in the export of services (11.7%), in particular in the tourism sector, where the recovery continued in light of the improvement in the security situation. A significant growth of 13.6% was recorded in exports of agricultural products, as a result of an unprecedented drought in Spain and Portugal, Israel’s principal competitors in agricultural exports to Europe. Exports of goods (in US$ terms, excluding diamonds, ships and aircrafts) to the EU rose by 11%, to the US by 10% and to the rest of the world 4%.
In recent years, Israel has made substantial progress in opening its economy, and major trade barriers and tariffs have been removed. Israel has concluded free trade agreements with its major trading partners, and is one of the few nations that is a party to free trade agreements with both the United States and the European Union (“EU”). Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) countries, Canada, Turkey, Mexico, Bulgaria and Romania.
Since 1990, Israel’s fiscal and monetary policies have been formulated and coordinated with the goals of reducing Israel’s high tax burden, narrowing the Government’s fiscal deficit, attaining levels of inflation similar to those in other industrialized countries and enhancing economic growth. As part of its economic policies, the Government has pursued a policy of privatizing State-owned enterprises, including banks. In contrast to periods of high inflation in the early 1980s, inflation has been reduced and stabilized. The annual average inflation rate was 9.5% between 1992 and 1999, representing a gradual decrease over that period. Since 1999 the annual average inflation rate has been close to zero, with the exception of 2002 when the annual average inflation rate rose to 5.7% as a result of a one-time increase in prices due to currency depreciation, which adjusted the currency rate to domestic and external events. The annual average inflation rate was 0.7% in 2003, dropped to negative 0.4% in 2004 and reached 1.3% in 2005.
The total budget deficit (excluding net lending and the realized profits of the Bank of Israel) averaged 3.2% of GDP per year between 1995 and 2000. The total budget deficit increased to 4.4% of GDP in 2001, 3.8% of GDP in 2002 and 5.6% of GDP in 2003, mainly as a result of a decline in GDP and in tax revenue. The 2004 total budget deficit was reduced to 3.9% of GDP. The 2004 decline in the total budget deficit reflects the 2.4% fall in public consumption in 2004 as a result of spending cutbacks in both the civilian and defense sectors and the growth in GDP. The 2005 total budget deficit was 2.0% of GDP.
The implementation of a decisive fiscal policy starting in mid-2003 and the loan guarantees provided by the United States government during these years contributed significantly to macroeconomic stability, raising fiscal credibility and lowering economic uncertainty.
The current account deficit of the balance of payments that existed between 1995 and 2002 transitioned into a small surplus in 2003, which grew in 2004 and 2005, due to the growing expansion of exports, as compared to the expansion in imports during that same period. These surpluses reflect a high degree of external stability both by international standards and relative to the situation that existed in Israel in the mid-1990s.
The unemployment rate increased from 9.4% in 2001 to 10.4% in 2004. In 2005, the unemployment rate decreased to 9.0% on an annual basis, and to 8.8% in the last quarter of the year. Both the number of Israeli employees and the labor participation rate rose in 2005. The rate of participation in the civilian labor market (as a percentage of the population aged 15 and above) rose to 55.2% in 2005 compared with 54.9% in 2004 and 54.5% in 2003. In the last quarter of 2005, the number of employed Israelis increased by 120,900, compared with the last quarter of 2004.
Israel’s productive and highly educated population remains a principal strength of the economy. Based on 2004 statistics, approximately 40% of the Israeli population over the age of 15 has had 13 or more years of schooling. In addition, from 1990 through 2005, approximately 1.2 million immigrants arrived, increasing Israel’s population by more than 25%. The new immigrants are generally highly educated and include a high percentage of scientific, academic, managerial, technical and other professional workers. Although this wave of immigration initially placed strains on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel in the first half of the 1990s is similar to that of native-born Israelis.

Over the past three decades, Israel has made progress in reducing the state of hostility that has existed with Arab countries in the region since the establishment of the State in 1948, although the unrest in the areas administered by the Palestinian Authority, which began in September 2000 and intensified during 2001 and 2002, has been a major setback in the peace process. In 2003 and 2004 there was an improvement in the security situation, as reflected by the relative decline in the number of terrorist attacks and security incidents. The first peace agreement between Israel and its neighbors was the 1979 peace accord with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In 2005, Israel implemented the Disengagement Plan, in which it relocated all Israeli communities in the Gaza Strip and four Israeli towns in the northern West Bank, as well as all of its military installations in those areas. See “—International Relations” below.
Geography
Israel lies on the western edge of Asia bordering the Mediterranean Sea. It is bounded on the north by Lebanon and Syria, on the east by Jordan, on the west by the Mediterranean Sea and Egypt, and on the south by Egypt and the Gulf of Eilat. Israel has a total land area (excluding the Gaza Strip and the West Bank) of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.
Population
Israel’s population, including Israeli citizens living in the West Bank and the Gaza Strip, but not including foreign nationals residing in Israel for employment purposes, was estimated to be 6.99 million as of December 31, 2005, up from 6.87 million as of December 31, 2004. During the period from 1990 through 2005, Israel’s population grew by 44.9%, largely as a result of immigration. At the end of 2004, approximately 10% of the population was 65 years of age or older, 30% was between the ages of 35 and 65, 32% was between the ages of 15 and 34, and 28% was under the age of 15. Approximately 91% of the population lives in urban areas. 20% of the population lives in Israel’s three largest cities: Jerusalem (population 706,400), Tel-Aviv (population 371,400) and Haifa (population 268,300).
The Israeli population is composed of a variety of ethnic and religious groups. At the end of 2004, 76.2% of the total Israeli population was Jewish, 16.1% was Muslim, 2.1% was Christian, 1.6% was Druze and 3.9% were not classified by religion. Israel’s Declaration of Independence and various decisions by Israel’s Supreme Court guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages of Israel; English is also commonly used.
Immigration
Israel has experienced a continuous flow of immigrants over time, in part due to Israel’s Law of Return, which provides that any Jewish immigrant is entitled to become a citizen of Israel. Since 1990, the flow of immigrants has increased dramatically. The substantial influx of immigrants between 1990 and 2005, totaling 1,158,945, increased Israel’s population by more than 25% over this period. Over the same period, total population growth was 44.9%. Approximately 91% of all immigrants to Israel since 1990 have come from the former Soviet Union. Many of these immigrants are highly educated. Of the immigrants who arrived since 1990 who were over 15 years of age, 58% had over 13 years of schooling. Of the immigrants who arrived between 1990 and 2003, approximately 62% held scientific, academic, managerial, technical or other skilled jobs. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990.
Form of Government and Political Parties
The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution. Rather, a number of basic laws govern the fundamental functions of the State, including the electoral system, the government, the legislature and the judiciary, and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These laws are given special status by Israeli courts relative to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the country’s laws, judicial decisions and Declaration of Independence.
The President is the head of state and is elected by the Knesset for a single seven-year term. The President has no veto powers and the duties of the office are mainly ceremonial. The President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. This Knesset member becomes Prime Minister. The current President, Moshe Katsav, was elected in July 2000. The Prime Minister is the head of Israel’s Government and appoints a cabinet to assist in governing the country.
The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The entire country constitutes a single electoral constituency. Each party receiving more than 2.0% of the total votes cast is assigned membership in the Knesset in proportion to its percentage of the total national vote. Knesset elections are held every four years, unless the Knesset votes for elections to take place earlier or the Knesset fails to pass the annual budget by the end of March.
If a 61-vote majority of the Knesset subsequently passes a vote of no confidence in the government and proposes an alternate candidate, the government will dissolve and the President will select the alternate candidate to form a new government. If the alternate candidate fails to form a new government, new elections will be held. The Prime Minister, with the approval of the President, also has the authority to dissolve the Knesset. However, a majority of Knesset members may require the President to appoint another Knesset member to form a new government. If this Knesset member fails to form a new government, new elections will be held.
Currently, Israel has two major political parties, Kadima and Avoda (Labor)-Meimad. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avoda or Likud and supported by a majority of the members of the Knesset.

The following table presents the distribution of current Knesset seats by party as of June 2006:
Table No. 3
Distribution of Knesset Seats by Party

Number
of Seats
Kadima	29
Avoda (Labor)-Meimad	19
Likud	12
Shas	12
Yisrael Beitenu	11
Ihud Leumi – Mafdal	9
Gil	7
Torah and Shabbat Judaism	6
Meretz	5
United Arab List – Arab Renewal	4
Hadash	3
National Democratic Assembly	3
Total	120

Following the March 2006 elections, President Moshe Katsav selected Ehud Olmert to form a government. Prime Minister Olmert formed a new coalition government, consisting of the Kadima party, the Avoda-Meimad party, the Shas party and Gil party. Abraham Hirchson was appointed Minister of Finance.
The judicial power in Israel is exercised by the Supreme Court, District Courts and Magistrate Courts, as well as municipal courts, labor courts, administrative tribunals and religious courts. The five District Courts (located in Jerusalem, Tel-Aviv, Haifa, Beer-Sheva and Nazareth) hear all cases not within the exclusive jurisdiction of the Magistrate Courts or the specialized courts and also hear appeals from the Magistrate Courts. The Supreme Court has ultimate appellate jurisdiction over all decisions rendered by District Courts. The Supreme Court also exercises original jurisdiction by sitting as the High Court of Justice in matters outside the jurisdiction of any other court or tribunal and where it is necessary to grant relief in the interest of justice. In its capacity as the High Court of Justice, the Supreme Court hears petitions in matters of constitutional and administrative law and reviews acts of the executive branch and the Knesset. In addition, the High Court of Justice may order religious courts and labor courts to adjudicate any particular matter, or to set aside any proceeding held or decision given. Judges are appointed by the President upon election by the Judges’ Election Committee, the majority of whose members represent the legal profession. Some marital and family matters, and certain other matters related to personal status, are handled by religious courts. Each religion has its own religious courts.
National Institutions
Israel has four so-called National Institutions: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. The National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions.

Each of the National Institutions is independent of the Government and finances its activities through private and public sources, including donations from abroad. In 2005, the National Institutions were responsible for net unilateral transfers into Israel of $300 million.
International Relations
Over the past three decades, Israel has made progress in reducing the state of hostility that has existed between Israel and the Arab countries in the region since the establishment of the State of Israel in 1948. As a result of the historic visit to Israel by the President of Egypt in 1977 and intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979, which was the first between Israel and one of its neighboring countries. In 1991, the Madrid Conference marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty.
In September 1993, the mutual recognition and the signing of a Declaration of Principles between Israel and the PLO was a turning point in Israeli-Arab relations. A number of interim agreements were concluded, and the Palestinian Authority (the “PA”) was established. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1995 Interim Agreement on the West Bank and the Gaza Strip, signed in Washington, D.C., Israel withdrew from Jericho and much of the Gaza Strip, as well as from six additional West Bank towns. The PA has gradually taken responsibility for administering those areas of the West Bank and Gaza Strip designated as self-rule areas. Several rounds of negotiations were held between Israel and the PLO in 2000, aimed at achieving a permanent agreement and an end to the conflict. Unfortunately, these negotiations did not result in an agreement. Since September 2000, relations between Israel and the PA have deteriorated due to violence and terror attacks conducted by Palestinian terror organizations against Israeli citizens and targets in violation of all bilateral agreements signed since 1993, and due to the election in January 2006 of the Hamas terrorist organization to head the PA. This has also resulted in significant damage to economic relations, primarily in the area of bilateral trade.
A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was released by the United States, the United Nations, the European Union and Russia in April 2003. The first phase of the Road Map requires the immediate cessation of violence by the Palestinians, the implementation by Palestinians of comprehensive political reforms, the withdrawal by Israel from Palestinian areas controlled by the Israeli Defense Forces since September 28, 2000, and action by Israel in relation to settlements, in particular the dismantling of settlement outposts erected since March 2001. The second phase of the Road Map, which would begin upon satisfactory performance of the obligations outlined in the first phase by both the Palestinians and Israel, contemplates the creation of a temporary Palestinian state with provisional borders and an elected government. The third and final phase of the Road Map would include the negotiation of a final agreement to end the Israeli-Palestinian conflict and fulfill the vision of two states, Israel and Palestine, living side by side in peace and security. While the Road Map has been officially accepted by both the Israeli and the Palestinian sides, implementation of the Road Map faces a number of serious obstacles, including opposition by certain groups, ongoing Palestinian terrorist activity and, more recently, the refusal of the Hamas-led PA to accept the conditions for legitimacy set out by the international community, namely, the renunciation of terrorism and violence, the recognition of Israel’s right to exist and the acceptance of previous agreements and obligations, including the Road Map.
In view of the obstacles facing implementation of the Road Map, the Government of Israel approved, on June 6, 2004, the Disengagement Plan, stating that it is Israel’s intention to evacuate all civilians and withdraw all military forces from the Gaza Strip and parts of the northern West Bank. In October 2004, the Knesset approved implementation of the Disengagement Plan. The Knesset also approved the Disengagement Plan Implementation Law in February 2005, allowing the Government to compensate the residents relocated from the Gaza Strip and parts of the northern West Bank.
Implementation of the disengagement from Gaza was completed in August 2005 and included the formal dismantling of Israel’s military government in the Gaza Strip and the withdrawal of all Israeli troops from the ‘Phildaelphi Route’ along the border between the Gaza Strip and Egypt. The withdrawal brought an end to Israeli presence and authority over the area, which began as a result of the Six-Day War in June 1967. Disengagement from parts of the northern West Bank was completed in September 2005. On September 20, 2005, representatives of the United States, Russia, the European Union and the UN issued a joint statement, declaring that they “welcomed the successful implementation of the [Disengagement Plan] and the moment of opportunity that it brings to renew efforts on the Roadmap.”
In his inaugural address to the Knesset, the elected Prime Minister Olmert outlined the policies of the new government which included a preference for negotiations with a Palestinian partner committed to “the principles of the Roadmap, which fights terror, dismantles terrorist organizations, abides by the rules of democracy and upholds, practically and thoroughly, all agreements which have thus far been signed with the State of Israel.” However, in the absence of such a partner, PM Olmert declared that the government would act “without an agreement with the Palestinians to create an understanding which will, first and foremost, be founded on a correct definition of the desired borders for the State of Israel.” The new Prime Minister also stated that Israel would work to reach understandings with the United States and Europe on its future steps.
Israel and Jordan signed a peace treaty in October 1994. In signing the peace treaty with Israel, Jordan became the second Arab country to do so, following Egypt. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation and to plan regional economic development initiatives. In addition, Israel has begun to establish economic and political relations with other countries in the region, in both North Africa and the Gulf states. In October 1999, Israel and Mauritania established full diplomatic relations. Mauritania is the third Arab country after Egypt and Jordan with whom Israel has exchanged ambassadors. Israeli authorities continue their efforts to promote peaceful relations and increase economic opportunities, with a particular focus on the goal of enhancing regional development.
Although Israel has entered into various agreements with Arab countries and the PLO, and various declarations have been signed in connection with the efforts to resolve some of the economic and political problems in the Middle East, no prediction can be made as to whether, and under what terms, a full resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. On May 23, 2000, in accordance with a Government decision, Israeli military forces unilaterally withdrew from South Lebanon, in compliance with United Nations Resolution 425, as confirmed by the Security Council and Secretary General of the United Nations.
Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel’s military or economic development, and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycotts of Israel, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf states, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel.
Prior to the recent security unrest, Israel and its Arab neighbors had taken several initiatives to encourage the development of economic relations among the countries of the region. The formation of additional regional economic organizations was proposed to enhance cooperation between Israel and other countries of the region. Among these, the most important are the Middle East Development Bank (“MEDB”), the Middle Eastern-Mediterranean Tourist and Travel Association (“MEMTTA”) and the Regional Business Council (“RBC”).
Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million due to expenses incurred by Israel as a result of the Gulf War. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. In April 2003, the United States approved up to $9 billion in loan guarantees for the State of Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States confirmed Israel’s request to extend the program for two more years. As such, the program will be available through 2008. The amount of guarantees that shall be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal year 2003, the amount of this reduction was $289.5 million. The amount of the reduction for subsequent fiscal years has not yet been determined. The proceeds of the guaranteed loans may be used to refinance existing debt (see “Public Debt—External Public Debt” below). In May 2003, as part of the aid package, the U.S. formally granted Israel $1 billion in military aid.
The Government of Israel and the United States have agreed to reduce foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-

year period that began in fiscal year 1999. Over the same time period, the United States will increase annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. Subject to Congressional appropriations, from fiscal year 1999 through 2008, each year the level of ESF assistance will be reduced by $120 million and the level of FMF assistance will be increased by $60 million. The level of ESF assistance for fiscal year 2006 is $240 million.
Israel currently maintains diplomatic relations with more than 160 countries. Israel has established or re-established commercial, trade and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region in the last decade have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.
Membership in International Organizations and International Economic Agreements
Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (the “IMF”), the European Bank for Reconstruction and Development, and the Inter-American Development Bank.
Israel has been a signatory to the General Agreement on Tariffs and Trade (“GATT”) of 1947 since 1962 and is a founding member of the World Trade Organization (the “WTO”), since its inception in 1995. In addition, Israel actively participates in plurilateral initiatives conducted under the framework of the WTO, such as the Government Procurement Agreement (GPA) and the Information Technology Agreement (ITA).
In March 1996, the Council of Ministers of the Organization for Economic Co-operation and Development (“OECD”) approved Israel’s request to participate in the organization’s activities, and Israel has accordingly joined certain OECD committees as an observer. Since February 2000, Israel has been in a dialogue with OECD leadership in order to promote Israel’s admission to the organization as a full member.
Israel has an extensive network of free trade agreements (“FTAs”) with most of its trading partners: US, EU, EFTA, Romania, Bulgaria, Turkey, Canada, Mexico and Jordan. Approximately 75% of Israel’s foreign trade is conducted under its bilateral free trade agreements, which provide duty free access and other preferential treatment schemes. Israel is currently negotiating a free trade agreement with the MERCOSUR block (Brazil, Argentina, Paraguay and Uruguay) which is scheduled to conclude by the end of 2007.
In 1975, Israel established a free trade agreement with the European Economic Community (“EEC”) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into force in June 2000. The new agreement, which replaced the 1975 agreement, addresses issues of financial services, competition, government procurement, and cooperation in research and development. It also expands the list of agricultural products under the 1975 free trade agreement, and an extension of the agreement improves Israel’s access to European government procurement markets in the field of telecommunications. Since 1996, Israel participates in the EU Framework Programs for Research and Development, allowing Israeli firms and academic institutions to participate in EU research and development projects. Israel is the only country outside Europe which enjoys this special status, a status granted to Israel largely in recognition of its role as a key technological player in the global arena. Under the Fifth Research and Development Program, more than 500 Israeli projects have been implemented, with a total value of more than €150 million. In November 2002, Israel was admitted to the EU’s Sixth Research and Development Program and gained access to €17 billion in research and development tenders from EU countries. Israel is currently negotiating its admission to the Seventh Research and Development Program.
In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of all tariffs on all industrial products effective January 1, 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries.
In recent years, Israel, with the assistance of the United States, has developed new regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. The above mentioned agreements allow Egypt and Jordan to export products to the United States free of export duties if the products contain inputs from Israel (8% of input from Israel in the Israeli-Jordanian QIZ agreement, 11.7% of input from Israel in the Israeli-Egyptian QIZ agreement). The purpose of this trade initiative has been to support prosperity and stability in the Middle East by encouraging regional economic integration.
In order to promote its international economic cooperation, and in particular to promote Israeli investments in emerging markets, Israel has signed 32 bilateral investment treaties. The treaties provide investors from countries that are party to the treaties with basic security and protection rights when investing in another party’s country, including repatriation of investments and returns, a prohibition on expropriation or nationalization other than for public purposes, prompt, adequate and effective compensation, and no less favorable treatment as compared to investors from countries that are not party to the treaties.
Israel is also a party to 38 conventions for the avoidance of double taxation that cover most aspects of income tax and capital gains tax. Seven more tax treaties were signed, but have not yet been ratified. Most of Israel’s tax treaties are based on the OECD Model Tax Convention on Income and on Capital. Some of the treaties also include provisions from the UN Model Double Taxation Convention between Developed and Developing Countries. The conventions provide investors from countries that are parties to the conventions with greater certainty when investing in another party’s country and contribute to economic cooperation between the countries that are parties to the conventions.

THE ECONOMY
Overview
Israel’s economy is industrialized and diversified. GDP per capita in 2005 was $17,805. From 1990 through 2005, real GDP growth averaged 4.4% per year (1.6% per capita). From 1990 through 2000, GDP increased on average by 5.4% annually, based largely on increased domestic demand due to the large volume of new immigrants and on the growth of high value-added industries, such as electronics and high-tech medical equipment. A number of negative factors converged in the last quarter of 2000 and during 2001 and 2002, including security unrest with the Palestinian Authority, which negatively affected tourism and contributed to the fiscal deficit, the global technology slump, which slowed investments in high-tech companies, and the global economic slowdown, which affected Israeli exports. As a result, GDP decreased by 0.3% in 2001 and by 1.2% in 2002. There was a recovery in economic activity in 2003, as evidenced by a 1.7% increase in GDP. The recovery gained momentum in 2004 and 2005, as expressed by a 4.4% and 5.2% increase in GDP, respectively. The recovery during the years 2003-2005 was related to the improvement in the global economy (as manifested by the expansion of global trade and demand for high-tech products), the adoption of a firm fiscal policy, a relatively calm security situation and a less restrictive monetary policy. The year 2005 was characterized by rapid growth of all components of the GDP. In 2005, exports of goods and services increased by 5.6%, private consumption increased by 3.9% and investments in fixed assets increased by 2.4%.
The composition of Israel’s trade sector reflects the industrialized nature of its economy. Exports consist primarily of manufactured goods, in particular high-tech goods, while raw materials and investment goods comprised 89% of imported goods in 2005. Exports have played a significant role in Israel’s economic growth, especially since 1992. Exports of industrialized goods (excluding diamonds) grew by an annual average of 15.5% (in volume terms) during the period from 1992 to 2005. In 2000, due to rapid growth in the U.S. and EU economies, Israel’s exports of industrialized goods (excluding diamonds) increased by 28.7%, while total exports of goods and services increased by 22.8%. However, total exports of goods and services decreased by 11.5% in 2001 and by 2.4% in 2002. The main factors behind the contraction in exports of goods were the global slowdown, which dampened global trade, and the decline in demand for high-tech goods. Exports of services were severely affected by the large decline in exports of tourism services caused by the security and political situation, and the decline, to nearly zero, of start-up exports (sales of successful start-up companies to international buyers) due to the global high-tech crisis. In 2003, exports began to recover, growing by 7.5%. The recovery in exports gained momentum in 2004, as exports rose sharply, by 17.5%. The expansion in exports continued in 2005 as well albeit at a lower rate than in 2004 (5.6% in real terms, including a 8.4% rise in exports excluding diamonds and start-ups). High-tech and traditional industries took part in the rise in exports of goods; the exports of services also rose, in particular the sharp increase in tourism, which recovered after a slump that began in late 2000. The growth in exports during the years 2003-2005 was a result of the global economic recovery, the expansion of global trade and increased demand for high-tech products, the depreciation of the NIS in real effective terms during the period from 2002 through 2004, the decrease in real wages during 2002 and 2003 and improved efficiency of business enterprises in Israel, as well as lower interest rates. The most salient increase in 2005 was in the export of services (11.7%), with an emphasis on the tourism sector (26.1%), where the recovery continued in light of the improvement in the security situation. Significant growth was also recorded in exports of agricultural products (13.6%), partly as a result of an unprecedented drought in Spain and Portugal, Israel’s principal competitors in agricultural exports to Europe.
Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the past 20 years, however, a central aim of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance these goals, the Government has pursued a policy of privatizing State-owned enterprises, including banks (see “—Role of the State in the Economy” below). The Government has also pursued stability-oriented monetary and fiscal policies. These policies build upon the economic stabilization program established by the Government in 1985.
The 1985 economic stabilization program was a comprehensive plan designed mainly to reduce the high inflation rates and chronic deficits in the balance of trade experienced by Israel as a result of high levels of defense expenditures, rising Government spending and rising oil prices.
Since 1985, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, fiscal restraint and trade liberalization by the Government. In 1986, the Government succeeded in reducing inflation to 19.6%. During the period of 1987 through 1991, inflation stabilized to an annual average rate of 17.8%. During the period of 1992 through 1999, the annual average inflation rate decreased to an average of 9.5%. In 2000 and 2001, the average rate of inflation dropped to a mere 1.1% in each year, but rose in 2002 to an average of 5.7%. This increase was the result of the currency depreciation during the first half of 2002, which adjusted the currency rate to domestic and external events. In 2003, the average annual inflation rate was 0.7% and in 2004 the average annual inflation rate was negative 0.4%. In 2005, the average annual inflation rate was 1.3%. The Government’s inflation target for 2006 and onwards is 1% to 3%.

Table No. 4
Main Economic Indicators
(in millions of NIS unless noted)

	Year
	2001	2002	2003	2004	2005
Growth (Percent Change)
Real gross domestic product	-0.3%	-1.2%	1.7%	4.4%	5.2%
GDP per capita	-2.6%	-3.2%	-0.1%	2.6%	3.3%
Inflation
(change in CPI – annual average)	1.1%	5.7%	0.7%	-0.4%	1.3%
Industrial production	-4.9%	-1.9%	-0.3%	6.9%	3.7%

Constant 2000 Prices (thousands of NIS)
GDP	469,669	464,044	472,056	493,010	518,499
Business sector product	332,282	321,418	329,473	350,228	373,352

Current Prices (thousands of NIS)
GDP	478,607	493,746	502,343	523,851	553,970
Business sector product	335,877	337,613	349,844	368,140	396,259
GNP	461,696	478,343	489,045	510,818	545,520
Net national income (at market prices)	386,313	391,822	400,548	419,848	451,618

Permanent Average Population (thousands)	6,439	6,570	6,690	6,809	6,932

Source: Central Bureau of Statistics.
Gross Domestic Product
GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).
GDP growth averaged 5.2% annually between 1990 and 2000. Since October 2000, the GDP growth rate has been declining mainly due to the global economic slowdown, which dampened demand for high-tech products on which a significant percentage of the Israeli economy relies, the decline of the NASDAQ index, which reduced investments in Israeli start-up companies and in high-tech industry in general, and the adverse effects of Palestinian terrorism on tourism, construction, agriculture and exports to the Palestinian Authority areas. Growth was negative 0.3% and negative 1.2% in the years 2001 and 2002, respectively. The recovery process began in 2003 and gained momentum in 2004 and 2005 with GDP growth rate increasing to 4.4% and 5.2% in 2004 and 2005, respectively. Contributing factors to the rate of GDP growth include the improvement in the global economy (as manifested by the expansion of global trade and demand for high-tech products), the adoption of a firm fiscal policy, a relatively calm security situation, and a less restrictive monetary policy. In 2005, economic improvement was reflected in rapid growth of all components of GDP.

Table No. 5
Resources and Use of Resources
(in millions of NIS at constant 2000 prices)

	Year
	2001	2002	2003	2004	2005
Resources
GDP	NIS469,669	NIS464,044	NIS472,056	NIS493,010	NIS518,499
Imports of goods and services	202,320	198,940	195,544	218,679	227,483

Total(1)	671,980	662,984	667,600	711,689	745,982

Use of Resources
Private consumption	270,794	273,527	275,862	289,764	301,122
Public consumption	136,271	143,103	139,835	136,489	139,233
Gross domestic investment	99,036	84,572	77,210	80,318	88,533
Exports of goods and services	165,888	161,827	173,889	204,222	215,705

Total(1)	671,989	663,029	666,796	710,793	744,593

(1)	The estimates at 2000 prices were obtained by chaining estimates computed each year to previous year’s prices. Due to the chaining, the sums of the components of resources and of the use of resources may be different.
Source: Central Bureau of Statistics.
Savings and Investments
In 2005, gross national savings increased to 20.2% of GDP (in current prices), compared with 18.7% in 2004 and 17.8% in 2003. Gross domestic investment (the sum of investments in fixed assets and the change in inventories) totaled 18.3% of GDP in 2005, compared with 17.4% in 2004 and 17.0% in 2003. In 2005, total gross domestic investment increased by 10.2% in real terms following an increase of 4.0% in 2004, and a decrease of 8.7% in 2003. Investment in fixed assets increased by 2.4% in 2005, following a 0.2% decrease in 2004 and a 4.5% decrease in 2003.
Investment in machinery, equipment and transport vehicles increased by 4.4% in 2005. Investment in residential construction in 2005 decreased by 1.6%, following a decrease of 5.7% in 2004 and a decrease of 1.6% in 2003. The residential construction sector has contracted since 1998 as a result of the decrease in demand following the slowdown in the wave of immigration and in response to the recession during the years 2001-2002.
Business Sector Product
Business sector product in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property).
Business sector product grew at an average annual rate of 6.9% in real terms from 1990 through 2000. Business sector product decreased by 1.5% and by 3.3% in 2001 and in 2002,

respectively. In 2003, business sector product began to grow, increasing by 2.5%, 6.3% and 6.6% in 2003, 2004 and 2005, respectively.
Table No. 6
Composition and Growth of Business Sector Product

						Percentage
	Annual Growth (real terms)					of Total
	2001	2002	2003	2004	2005	2005
Total business sector	-1.5%	-3.3%	2.5%	6.3%	6.6%	100.0%

Trade and services	-1.6	-0.6	-0.3	6.6	6.0	58.3
Manufacturing(1)	-10.1	-6.8	0.7	6.6	4.0	21.2
Transport and communications	0.2	0.1	3.6	7.4	5.9	10.9
Construction	-2.9	0.3	-2.2	-6.7	-0.2	7.0
Agriculture	17.2	10.7	-0.1	28.7	13.8	2.6
Water and electricity	-0.2	2.3	4.1	0.9	7.0	3.5
Implied banking services(2)						-3.6
Errors and omissions(3)						0.0

(1)	Including diamonds.

(2)	This item corrects the double counting of interest payments, included in both banking product and the product of principal industries.

(3)	Reflecting the difference between business sector product obtained from the uses side and that from measuring the principal industries.
Source: Bank of Israel.
Trade and Services. The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. The trade and services sector increased by 6.6% in real terms in 2004 and by 6.0% in 2005.
Manufacturing. Manufacturing (including diamonds) increased by 6.6% in real terms in 2004 and by 4.0% in 2005.

Table No. 7
Manufacturing by Category

	Annual Real Percentage Change
	2001	2002	2003	2004	2005
Total (excluding diamonds)	-5.0%	-1.9%	-0.3%	6.9%	4.0%

Total (including diamonds)	-10.1	-6.8	0.7	6.6	4.0

Food, beverages and tobacco	-1.1	-1.4	-2.3	1.7	0.4
Mining of minerals and quarrying of stone and sand	2.0	7.9	-2.9	-2.8	2.1
Textiles and clothing	-3.8	-4.9	-8.7	-2.3	1.5
Leather and leather products	-14.0	-0.9	3.6	-8.5	-0.2
Wood and wood products	-14.3	-0.3	-0.9	7.8	0.9
Paper and paper products	-3.8	0.3	-3.4	0.0	4.6
Publishing and printing	-3.1	-4.1	-2.8	5.1	2.2
Chemical products and refined petroleum	6.2	15.5	5.6	12.4	5.0
Rubber and plastic products	2.5	9.0	6.1	6.0	10.0
Non-metallic mineral products	-7.0	-5.6	-5.3	-8.2	4.9
Basic metal	-7.1	-9.0	-11.1	7.7	2.4
Metal products	-4.4	-1.4	-1.2	6.6	4.4
Machinery and equipment	-7.4	-7.1	-3.7	-6.9	-1.6
Electric motors	-10.9	-2.7	1.1	-3.1	0.0
Electric and electronic equipment	-9.2	-8.1	4.1	8.3	4.2
Communication equipment	-16.8	-14.6	-8.4	21.8	7.4
Transport equipment	1.4	1.4	3.1	16.6	4.3
Jewelry and goldsmiths	-7.5	-4.6	-7.0	-3.3	4.4
Other	9.0	1.1	11.2	-0.9	6.1

Source: Bank of Israel.

Table No. 8
Industrial Production Index(1)
(Base: Year 2004)

	Year
	2001	2002	2003	2004	2005
Index Level	95.7	93.9	93.6	100.1	103.7
Annual Real Percentage Change	-4.9	-1.9	-0.3	6.9	3.6

(1)	Excludes diamonds.
Source: Central Bureau of Statistics.
Transportation. Buses are the major form of public transportation. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas. Israel also has a network of over 17,000 kilometers of roads, including highways that link Tel-Aviv with Haifa, Jerusalem and Dimona. Government-owned railways run from Nahariya on the northern coastline to Beer-Sheva in the south, linking some of Israel’s major cities and the southern part of the country.
Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded the Israel National Roads Company LTD (“INRC”), which is a state-owned company responsible for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety. INRC replaced the Support Unit of the Ministry of Transport (“MAA’TZ”) which ceased operations. The budget for INRC projects in 2006 is approximately NIS1.8 billion. In recent years, the Government has approved a number of major road construction projects, including the “Cross-Israel Highway” – Israel’s North-South toll highway. The 86-kilometer central sections of this highway were opened to traffic in January 2004, and three additional sections of this highway, totaling 51 kilometers, are under construction. A 17-kilometer section, in the north of the State, is scheduled to open in 2009, and two sections, totaling 34 kilometers, are scheduled to open in 2007. Other projects include the Carmel Tunnel (to be completed in 2011), a fast toll lane at the east entrance to Tel-Aviv (to be completed in 2010) and a suburban highway in the south east of Tel-Aviv (Highway 431), which, unlike existing highways, is implemented as a private-financial-initiative (“P.F.I.”) (to be completed in 2008).
The Government considers the development of an advanced railway system a top priority. In 2003, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in metropolitan Tel-Aviv. The first Tel-Aviv line is expected to commence operations in 2013. In 2000, the Government issued a tender to establish a light rail B.O.T. project in Jerusalem. The first Jerusalem line is expected to commence operation in 2009. In 2004, the Government decided to invest $4.5 billion over five years in a rail development program. As a part of this development plan (i) the old line between Jerusalem and Tel-Aviv (via Bet-Shemesh) was rehabilitated and opened to the public in April 2005, (ii) a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence operations in 2011, (iii) the line between Tel-

Aviv and Ben-Gurion International Airport was opened to the public in March 2005, and its extension through Modii’n is scheduled to commence operations in 2008, and (iv) several new and upgraded lines such as Tel-Aviv-Rishon Le-Zion, Haifa-Beit She’an, Kfar Saba-Rananna-Tel-Aviv, and Ashkelon-Beer-Sheva are scheduled to commence operations in 2009 and in 2010.
Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, by the Red Sea. In 2005, 21 million tons of freight were unloaded and 16.6 million tons were loaded at Israeli ports. In July 2004, the Knesset decided on a structural reform of the seaports in order to enhance competition and improve efficiency of the ports, and thereby strengthen Israel’s foreign trade. As mandated by the legislation, the Israel Ports Authority ceased operations on February 16, 2005 and was replaced by four Government-owned companies. Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd., the three port-operating companies, received a mandate to operate port facilities that have been leased to them (in Ashdod and Haifa, for a term of 49 years, and in Eilat, for a one-year period), while the Israel Ports Development and Assets Company Ltd. serves as landlord of the port real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. Among the major projects are the development of the “Hayovel” terminal in Ashdod which commenced operations in May 2005, and the “Hacarmel” terminal in Haifa, which is scheduled to commence operations in 2009. Approximately NIS3.9 billion is being invested by the Israel Ports Development and Assets Company Ltd. in these two projects.
Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security and facilities in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 8.5 million passengers in 2005, compared with 7.7 million passengers in 2004 and 6.8 million in 2003, with flights to most major cities in Europe, Asia and North America. A new terminal opened at Ben Gurion Airport in November 2004 in order to increase the capacity for annual passenger arrivals and departures to approximately 16 million passengers. The financing for this expansion is derived exclusively from Airports Authority revenues and private project financing.
Communications. As of the end of 2005, more than 90% of Israeli households had at least one direct telephone line. In November 2003, the cable companies were granted a license to provide commercial telephone services, and in November 2004 they began providing these services. In September 2004, the domestic fixed telephony market was opened to competition after the Ministry of Communications promulgated regulations allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these new regulations, three new operators were licensed to provide domestic fixed telephony service during 2005. International telecommunications services have been opened to complete competition since the end of 2004, after being limited to three competing operators before. As of May 2006, Israel has six companies offering international telephony services. Israel has four cellular telephone network operators with approximately 7.5 million cellular phones in use in 2005, more than one cellular phone, on average, per capita. Total cellular market revenues in 2005 were approximately $3.5 billion. Frequency bands have been allocated for third generation networks to the three major cellular telephone network operators. In March 2002, the cable companies were given licenses to provide access to Internet services using their cable infrastructures.
The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. As of 2001, there were three national public TV channels broadcasting in Israel and one national commercial channel. In 2002, a second commercial channel started to operate via cable and satellite and a fourth public Arabic-speaking satellite-delivered channel was launched. In addition, a Russian-speaking channel and an Israeli music channel, both commercial special-interest TV channels, began broadcasting in 2003. A fifth public TV channel, with broadcasting related to the Knesset, started operating via cable and satellite in 2004.
The cable television market currently includes three regional cable television operators, operating under a unified brand, as well as a single direct broadcast satellite (“DBS”) operator that began operations in 2000. About 57% of all households subscribe to cable television, and 29% of households subscribe to the DBS service. The three cable operatores each held a regional monopoly until a 2001 amendment to the Telecommunications Law, which cancelled exclusive cable concessions, opened the multi-channel subscriber television market to competition, and separated content broadcasting from infrastructure.
Construction. In 2005, investment in residential construction decreased by 1.6%, following a 5.7% decrease in 2004 and a 1.6% decrease in 2003. The decline in residential building starts has continued since 1997, although this number appears to have leveled off in 2005. The real consumer price index (“CPI”)-adjusted prices of owner-occupied apartments decreased by 1.3% in 2005, following consecutive decreases since 1998. These decreases followed a period, from 1993 through 1996, during which the demand for housing in the central regions of Israel had increased substantially, resulting in significant increases in housing prices.
Agriculture. In 2005, agricultural exports totaled $1.024 billion, representing 3.9% of total merchandise exports (excluding diamonds). Agricultural production in 2005 included livestock (comprising 35% of total agricultural revenues), vegetables (23%), non-citrus fruits (14%), ornamental plants and seeds (8%), citrus fruits (5%), field products (7%) and other agricultural production. In 2005, 2.0% of all Israeli employees were working in agriculture. Investments in agriculture contributed to 2.5% of fixed investment.
The Government has implemented structural reforms in order to increase competition and productivity in the agricultural sector. In 1994, the Government launched a reform to eliminate production quotas for fowl, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency and reducing pollution levels emanating from dairy farms. The effects of this reform may be noticed, in the diminishing number of dairy farms, and the rising number of cows per farm. Government grants for implementing the dairy sector reform in 2005 totalled NIS194 million and the reform is expected to be concluded at the end of 2006. Both the reform in the fowl, cattle, crops and dairy sector reform facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water and Electricity. The scarcity of fresh water is a serious problem for the entire Middle East region. Since 2000, the Government significantly increased investment in the water and electricity sectors. Israel is conducting discussions with Jordan and the PA with respect to the allocation of water resources. The primary sources of fresh water in Israel are the Sea of Galilee, the eastern mountain region aquifer (a portion of which is located under the West Bank) and the coastline region aquifer along Israel’s western border. Water from these sources is distributed throughout Israel by pipeline, including distributions to the arid areas in the south.
Approximately 70% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a State-owned company (see “—Role of the State in the Economy” below). The remaining 30% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2005, Mekorot Water Co. spent approximately NIS530 million on capital investments related to water distribution, a decrease from NIS550 million spent during 2004 and an increase from NIS507 million spent during 2003.
Approximately 57% of Israel’s total water use and 40% of Israel’s fresh water use is attributable to agriculture. As almost all of Israel’s existing fresh water resources are already being utilized, Israel is investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Currently, desalination plants are being built by both local and foreign private sector companies through build-operate-own (“B.O.O.”) and B.O.T. projects. When the plants are operational, the Government expects to purchase between 200 and 315 million cubic meters of desalinated seawater per year from the plants at an estimated cost of between NIS600 million and NIS950 million per year. During 2006, the Government plans to purchase approximately 100 million cubic meters of desalinated seawater from the first desalination plant in Ashkelon, which commenced operations in August 2005. In addition, further development of agriculture involves intensifying the yield from land that is already irrigated and the reuse of treated wastewater. As a result, in recent years there has been a reduction in the size of certain agricultural crops, such as cotton, that require large amounts of water. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems, that permit efficient irrigation.
Israel has also increased its investment in purification and improvement of wells and sewage treatment plants. The 2006 Government budget includes provisions for both grants and loans to stimulate capital investment in these programs. The Government has also taken steps to facilitate the establishment of regional companies to assume responsibility from Israel’s municipalities for the treatment of water and sewage. The purpose of these steps is to promote professional and efficient management of water and sewerage systems and to direct the revenues from these services to investments in water and sewerage infrastructures. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of May 2006, nine regional companies are already in operation.
Almost all electric power in Israel is provided by the Israel Electric Corporation (“IEC”), a State-owned company that generates virtually all its own power (see “—Role of the State in the Economy” below). In 1996, IEC’s exclusive concession from the Government expired and the Electricity Industry Act was enacted. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public, and to achieve reliability, availability, quality and efficiency while guaranteeing cost minimization within a competitive market. The Act provides for a ten-year transition period during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. On January 1, 1998, IEC received licenses, valid until March 2006, to produce electricity at each of its 63 generation units. These licenses were extended until March 2007. A public utility commission has been established to supervise electric utility services, which includes regulating the prices of electricity. In recent years, the Government has begun to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for generation. This plan was reflected in a change in the Electricity Industry Act in 2003, which formulated rules for the licensing of additional electrical distribution companies. Since 2005, the Public Utility Commission has taken charge of this process. The Government’s goal is to achieve a decentralized industry divided into the following segments: Generation, which the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.
Energy
Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements, since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to the Oil Supply Arrangement, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply. In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil.
Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. All of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. The shift to coal has not had a significant environmental impact in Israel, because most of the coal used is low-sulfur coal.
In 1997, the Government decided to establish a natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government-owned company that was established to supervise, control and operate the natural gas transportation system. In March 2004, the first natural gas power station in Israel was inaugurated in Ashdod. Currently, this power station has the ability to produce approximately 10% of Israel’s total energy capacity.
In April 2004, INGL, IEC and the State signed an agreement for the financing, construction and operation of a natural gas transportation system. Under the agreement, IEC will build the 100 kilometer underwater gas pipeline route, and INGL will construct the continental route. The underwater pipeline construction is expected to be completed in 2006. INGL has begun building the continental segment between Ashdod and Ashkelon. This segment is scheduled to be completed by July 2006. In 2005, the Government decided to build two more continental segments: One between Kiryat-Gat and Sdom, and the other between Haifa and Alon-Tavor. The resulting gas transportation system will be State-owned.
Table No. 9
Imports and Production of Crude Oil, Coal and Natural Gas
(in thousands of tons oil equivalent)

	Year
	2000	2001	2002	2003	2004
Imports
Crude oil	10,722	9,985	9,371	10,723	9,497
Coal	6,123	7,029	7,837	7,486	7,789
Production
Crude oil	4.2	4.0	4.7	3.1	1.9
Natural gas	8.7	8.6	7.8	7.1	1,088

Sources: Central Bureau of Statistics, Ministry of Infrastructure.
Tourism
Tourism plays an important role in the Israeli economy. Receipts from foreign tourism (excluding expenditures of foreign workers in Israel) increased in 2005 to $1.9 billion (1.6% of GDP) relative to $1.5 billion (1.3% of GDP) in 2004 but are still low compared with $3.1 billion in 2000 (2.7% of GDP), a record year.
Israel’s tourist centers include: Jerusalem, significant religious sites, the Eilat area, the Dead Sea and its environs and the Mediterranean coast.
The unrest that began in late September 2000 resulted in an immediate drop in the number of tourists entering Israel by air. The total number of tourists entering by air decreased by 45.8% in 2001, compared to 2000. In 2002, the number of tourists further decreased by 26.6%, followed by an additional reduction in tourism in the first quarter of 2003 due to the war in Iraq. Since the second half of 2003, tourism has recovered in light of the increasingly improving security situation, the favorable effects of the end of major combat activities in Iraq and the global economic recovery. The number of tourists arriving by air in 2005 was 1.6 million, an increase of 24.5% over 2004, but still 23% lower than the level during the 12-month period preceding the start of the security unrest in late September 2000.

Table No. 10
Tourist Arrivals by Area of Origin and Receipts
(arrivals in thousands and receipts in millions of dollars)

	Year
	2001	2002	2003	2004	2005
Total arrivals	1,195.7	861.9	1,063.4	1,505.5	1,902.8

Asia	115.3	86.7	86.9	117.8	146.7
Africa	40.9	32.5	32.4	43.4	45.8
Europe	669.0	459.9	572.7	828.7	1,074.2
Americas
United States	266.2	206.1	271.9	379.1	457.5
Other	84.3	54.8	75.7	107.4	145.0
Oceania	12.6	9.6	11.5	17.2	22.5
Other	7.4	12.3	12.1	12.1	11.0

Total receipts of travel services	$2,463.1	$2,039.5	$2,039.0	$2,382.9	$2850.7

Of which:
Expenditures of foreign workers in Israel	$1,084.7	$1,120.7	$968.4	$884.1	$930.6

Source: Central Bureau of Statistics.
Research and Development
The Government encourages investment in industrial research and development through support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial research and development are to foster the development of technology-related industries, to create employment opportunities for Israel’s scientific and technological labor force, and to improve Israel’s balance of payments by increasing exports of high-technology products and reducing reliance on imports of such products. In 2005, approximately 4.7% of GDP was invested in civilian research and development. Government support of civilian research and development (including general university funds financed by the Government) totaled NIS4.2 billion in the 2005 budget, NIS4.2 billion in the 2004 budget and NIS4.8 billion in the 2003 budget.
Israel participates in 29 different international and bi-national industrial research and development joint ventures, of which three are with the United States, three with the EU, two each with Canada and India and one each with Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, Hong Kong, United Kingdom, Greece, Taiwan, Singapore, Spain, Portugal, South Korea, Sweden, Finland and the Netherlands. The 2006 annual budget for the activity of these joint ventures is approximately NIS180 million.
Wages and Prices
In the early and mid-1980s, Israel’s economy experienced high rates of inflation, reaching a peak of 445% in 1984. In response to this crisis, in 1985 the Government implemented the Economic

Stabilization Program, which succeeded in reducing the rate of inflation to 19.6% in 1986, and in maintaining the rate of inflation at an annual average of 17.8% during the period from 1987 through 1991. As a result, price controls that were introduced as part of the Economic Stabilization Program were largely eliminated by mid-1988.
The inflation rate, measured by the CPI, averaged 9.5% during the period from 1992 to 1999, with fluctuations between 9.0% and 12.3% on an annual average basis. Inflation since 1999 has been close to zero. The inflation rate in 2002 (an annual average of 5.7%) was an exception and reflected a one-time increase in prices due to currency depreciation after several years of high interest rates that had delayed the exchange-rate adjustment. The average annual inflation rate was 0.7% in 2003, a negative 0.4% in 2004 and 1.3% in 2005.
Both the Ministry of Finance and the Bank of Israel have stated that reaching and maintaining price stability is one of their main priorities. Since the end of 1991, the Government has announced annual inflation targets as part of its effort to further reduce inflation (see “Public Finance—The Budget Process and Deficit Reduction” below). The Bank of Israel has adopted a restrictive monetary policy in recent years. As a result, since 1999 inflation has been below government targets most years.
Since November 1993, the Bank of Israel has adjusted its key interest rate on lending to banks on a monthly basis. Beginning in June 2003, the Bank of Israel lowered the key interest rate at an accelerated rate, reaching 5.2% by the end of 2003. In 2004, the key interest rate was lowered to 3.9% and by September 2005, the interest rate reached 3.5%. Subsequently, the Bank of Israel increased the interest rate gradually up to 4.5% in December 2005, and to 5.0% in April 2006.
Real interest rates, derived from the Bank of Israel’s key interest rate, have fallen from more than 6% in mid-2003 to about 2.0% in March 2006. The public’s inflation expectations are calculated as the difference between nominal yields (on unindexed Government bonds) and real yields to maturity (on CPI-indexed Government bonds). During 2005, the public’s inflation expectations for one and two years ahead, as derived from the capital market, were consistent with the inflation target range of 1-3%.
Table No. 11
Selected Price Indices
(percentage change, annual average)

		CPI	Wholesale Price
		(excluding housing,	of Manufacturing
Period	CPI	fruits and vegetables)	Output
2001	1.1	0.3	-0.1
2002	5.7	4.1	3.9
2003	0.7	2.4	4.3
2004	-0.4	0.5	5.4
2005	1.3	1.7	6.2

Source: Central Bureau of Statistics.

The wage system in Israel is subject to comprehensive indexation under nationwide cost-of-living agreements. These agreements are negotiated by Israel’s nationwide labor union and representatives of the major employers’ organizations in the private sector. After the agreements are negotiated, the Minister of Labor validates the agreements for all workers in the public and private sectors. The current 2002 agreement provides employees a cost-of-living increase at an agreed-upon percentage tied to changes in the CPI. Furthermore, wages in certain industries are subject to labor agreements that guarantee additional periodic wage increases, as well as equality of treatment with respect to wage increases with workers in other specified industries. In the past decade, wage linkage between sectors weakened as a result of a decrease in the scope of unionization and the increased use of individual employment contracts. In 2003, the Ministry of Finance reached an agreement with the labor unions on cutbacks in public sector employment and a temporary wage reduction prior to the Knesset’s adoption of the comprehensive economic plan in May 2003. The temporary wage reduction under this agreement expired in July 2005. In the months following the establishment of the new Government, the Ministry of Finance is expected to conduct negotiations with labor unions regarding wage conditions for the period of July 2005 onwards.
Real wage (nominal wage deflated by the CPI) per employee post in the business sector decreased in 2002 by a significant 6.7%, while in the public services sector, real wages decreased by 4.9%, as a result of a decrease in demand for labor and a rise in prices. In 2003, the real wage per employee post declined by 3.0% (2.5% in the business sector and 4.1% in the public services sector). In the public services sector, the nominal wage per person employed declined sharply in 2003 by 3.4%, mainly due to public sector wage reductions that were part of the comprehensive economic plan adopted in May 2003.
In 2004, the real (CPI-adjusted) wage per employee rose by 2.5%. The increase was 1.5% in the business sector and 4.6% in the public service sector. This increase was the result of a general economic recovery and a one-time change in timing of wage supplements in the public services sector. In 2005, real wages rose by 1.0% (1.5% in the business sector and 0.0% in the public services sector).
Employment and Labor
One of Israel’s most important resources is its experienced and highly educated work force. In 2004, approximately 40% of the Israeli population over age 15 had 13 or more years of schooling. With this highly educated population, Israel has developed an export-oriented, technology-based industrialized economy. In 2004, 29% of the Israeli work force consisted of scientific, academic and other professional, technical and related workers, while 22% consisted of administrative or managerial workers. These percentages compare favorably with the percentages of such workers found internationally. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as professionals, scientists, engineers and technical staff.
The wave of immigrants since 1990 has led to significant growth in the Israeli labor force. In 2005, Israel’s civilian labor force averaged a total of 2.7 million people compared to 1.9 million in 1992.

The recession that began in late 2000 caused the unemployment rate to increase from 8.8% in 2000 to 10.3% in 2002. Despite the economic recovery that began in 2003, the unemployment rate continued to climb in 2003 to a rate of 10.7%. The unemployment rate decreased to 10.4% in 2004 and 9.0% in 2005 and reached 8.8% in the last quarter of the 2005. Both the number of Israeli employees and the labor participation rate rose in 2005 (the participation rate measures the civilian labor force as a percentage of the population over the age of 15; in Israel, this rate is negatively affected by the relatively large number of soldiers). The average labor force participation rate increased from 54.1% in 2002 to 55.2% in 2005. The number of employed Israelis increased by 120,900 in the last quarter of 2005, compared with the last quarter of 2004. The increase in the participation rate and the number of Israelis employed is attributed, among other factors, to the successful implementation of government policy of cutting transfer payments and reducing the number of foreign workers. In 2005, business sector employment increased by 63,000 (compared with 74,000 in 2004) and employment in public services increased by 30,000, compared with a decrease of 3,000 in 2004 (year-on-year averages).
Table No. 12
Structure of Employment in Israel(1)

			Year
	2001	2002	2003	2004	2005
Total workers (in thousands)	2,264.9	2,284.4	2,330.3	2,400.8	2,493.6

	Employed Persons, As Percent Of Labor Force
By Sector
Business sector	69.5%	68.8%	68.9%	69.9%	69.9%

General government	30.5%	31.2%	31.1%	30.1%	30.1%

By Industry
Manufacturing	17.3	16.5	16.2	16.1	15.7
Agriculture	2.0	2.0	1.9	2.0	2.0
Water and electricity	0.8	0.8	0.8	0.8	0.9
Construction	5.2	5.2	5.6	5.4	5.1
Trade	13.2	13.6	13.6	13.5	13.5
Catering	4.2	4.1	4.0	4.3	4.6
Banking and financial services	3.3	3.3	3.3	3.3	3.3
Business services	12.3	12.1	12.9	13.3	13.4
Public administration	5.7	5.9	5.2	4.6	4.7
Education	12.3	12.6	12.7	12.6	12.6
Health, welfare and social work	9.9	10.2	10.7	10.6	10.7
Transport	6.6	6.4	6.4	6.4	6.5
Personal and other services	1.5	1.5	1.4	1.6	1.5
Other	4.7	4.8	4.8	4.6	4.7
Extra – territorial organizations and bodies	0.1	0.1	0.1	0.1	0.1
Not known	0.7	0.8	0.5	0.7	0.7

(1)	Israeli workers only; as of 2003, according to the Standard Industrial Classification of All Economic Activities 1993 – Second Edition, 2003.
Sources: Central Bureau of Statistics, Bank of Israel and Ministry of Finance calculations.

The unemployment rate among immigrants in 2004 was 10.4%, identical to that of the native-born population. Surveys undertaken by the Israeli Central Bureau of Statistics indicate that immigrant unemployment declines with length of stay in the country. Immigrant participation rate in the labor force stood at 59.3% in 2004 compared to 54.9% for the working age population as a whole.
Despite the initial difficulties experienced by many of the professional and other highly skilled immigrants in finding suitable employment, statistical data regarding employment in Israel suggest that immigrants have moved from their original jobs into jobs better suited to their education and other employment qualifications. One important factor in this transition has been the professional requirements of Israel’s high-tech companies, which have matched well with the educational and professional background of immigrants.
Table No. 13
Principal Labor Market Indicators
(annual average)

	Year
	2001	2002	2003	2004	2005
Permanent average population (thousands)	6,439	6,570	6,690	6,807	6,932
Population aged 15+ (thousands)	4,605	4,706	4,792	4,876	4,997
Civilian labor force (thousands)(1)	2,499	2,547	2,610	2,679	2,740
Labor-force participation rate(2)	54.3%	54.1%	54.5%	55.0%	55.2%
Unemployment rate	9.4%	10.3%	10.7%	10.4%	9.0%

(1)	The sum of the number of civilian workers and the number of job seekers.

(2)	Civilian labor force as a percentage of the population over the age of 15.
Source: Central Bureau of Statistics.
The General Federation of Labor in Israel (the “Histadrut”) has historically played a significant role in the Israeli economy and social system. As part of a structural and organizational reform, the Histadrut concentrates today on its function as a trade union and a social organization. The Histadrut also has a major influence on labor and social legislation in the Knesset.
Over 30 trade unions are members of the Histadrut. Although the percentage of union workers has been declining (mainly due to the termination of the link between membership in the Histadrut and the General Health Insurance Organization, which is the largest provider of health services), a considerable part of the Israeli labor market is unionized. The Histadrut signs collective bargaining agreements, which affect workers in both the public and private sectors. In addition to nationwide agreements (such as the cost-of-living agreement), the collective bargaining network includes collective agreements between occupation or industry unions and employers’ associations. Such agreements predominantly affect the public sector. Collective agreements cover issues related to wages, conditions of employment and social benefits.

Role of the State in the Economy
Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses. Before the privatization process began, ownership of industry in Israel was divided between the Government, the Histadrut and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent years, the Government has made significant progress towards the privatization of State-owned enterprises. As part of this process, the Government has implemented structural reforms aimed to enhance competition in some essential monopolistic sectors such as the communication sector and the seaports. In addition, the Government has begun the process of introducing competition to additional sectors and industries, such as the electricity sector and refineries.
As of May 2006, there were 96 State-owned companies, 41 of which are business-oriented enterprises. The remainder of the State-owned companies, which includes funds established as vehicles for employee savings or educational institutes, are not business-oriented.
State-owned enterprises are divided, by law, into two main categories: Government Companies (including their subsidiaries) and Mixed Companies. In addition to State-owned enterprises, the Government is also involved in some sectors of the market through statutory authorities.
Government Companies (which excludes State-owned banks acquired pursuant to the Bank Shares Arrangement, see “—Privatization” below), are those in which the Government owns more than 50% of the voting shares and which are subject to the provisions of the Israeli Government Companies Law and the regulations promulgated thereunder (the “GCL”), as well as the directives of the Government Companies Authority (see “—Privatization” below). The provisions of the GCL regulate the management and operations of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies or reorganize Government Companies.
Mixed Companies are companies in which the State owns 50% or less of the voting shares. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies do remain subject to certain limited provisions of the GCL, including the Government’s appointment and qualification of certain directors.
Government Companies play a significant role in the Israeli economy. In 2004, Government Companies accounted for 7.9% of total exports and 7.5% of investment in fixed assets, although they employed only 1.6% of the Israeli workforce. These companies include several public service monopolies and a number of companies that either engage in activities considered crucial to Israeli national security or provide important services to the Government.
The Government has initiated a number of regulatory arrangements with the major Government Companies that are designed to increase competition in the markets in which these companies participate and thus prepare them for privatization. Nevertheless, the pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.
Privatization. An essential element of the broader structural reforms initiated by the Government over the past several years to promote the growth of the private sector and to enhance competition is the Government’s move towards privatizing its business holdings. Privatization efforts have included the full or partial sale of State-owned companies, banks and the transfer of activities which were previously performed by the Government or statutory authorities to private entities. From 1986 through May 2006, 91 companies ceased to be Government Companies and the Government’s proceeds from privatization from 1986 through March 2006 were approximately $11.6 billion. In 2005, proceeds from privatization totaled $1.9 billion.
Privatization of all State-owned enterprises, other than banks, is conducted by the Government Companies Authority. Pursuant to the Bank Shares Arrangement (as described below), the responsibility for privatization of banks is in the hands of the Ministry of Finance through M.I. Holdings Ltd., a wholly-owned Government Company. M.I. Holdings Ltd. advises the Minister of Finance regarding bank privatizations and manages the process according to the Minister’s instructions. The Ministerial Privatization Committee, consisting of the Minister of Finance, as chairman, the Minister of Justice and three other ministers (the “Privatization Committee”), has the power to initiate the privatization of any Government Company or Mixed Company without the consent of the minister directly responsible for such Government Company or Mixed Company, and to authorize preparatory measures necessary to effect such privatization. The Government Companies Authority also has general authority relating to the supervision of Government Companies, including the right to convene board meetings and the authority to issue directives to Government Companies in relation to decisions of the Privatization Committee.
In 1983, as a result of the collapse in the share prices of several large banking institutions on the TASE, the Government entered into an arrangement (the “Bank Shares Arrangement”) with shareholders of banking institutions. Under the Bank Shares Arrangement, the State purchased shares from the banks’ shareholders at the time of the crisis. As a result, the State gained a controlling stake in five of the six largest Israeli banks (although the State did not exercise any management control over these banks). The Government’s ongoing privatization program is intended to result in the sale of the Government’s controlling interest in these banks. Implementation of this program is ongoing as the Government continues to reduce its bank holdings through a variety of public and private transactions.
Between 1993 and 2001, the Government sold 27.7% of the total outstanding shares of Israel Discount Bank Ltd. In February 2005, the Government sold control of the bank (26% of the issued share capital of the bank) for a total of NIS1.3 billion. This sale was completed in January 2006, following the approval of the Bank of Israel. Coupled with the controlling share of the bank, the buyer bought the option to purchase an additional stock package totaling 25% of the issued share capital of the bank. In May 2006, the Government sold an additional 6.09% of the bank’s shares. As of June 2006, the State still holds 25.0% of the shares in Israel Discount Bank. If the option is to be exercised, the holdings of the State in the bank will decrease to zero.

Between 1997 and 2000, the State sold 72.4% of the total outstanding shares of Bank Hapoalim Ltd. in private sales for a total of $2.3 billion. In July 2005, the State sold its remaining holdings of Bank Hapoalim which comprised 0.01% of the Bank’s outstanding shares.
Between 1993 and 1999, the State sold 97.2% of the total outstanding shares of United Mizrahi Bank Ltd. in both public and private sales, for a total of $525.5 million. In July 2005, the State sold its remaining holdings of United Mizrahi Bank which comprised 0.5% of the bank’s outstanding shares.
Between January 2000 and July 2005 the State sold 24.85% of the total outstanding shares of Bank Leumi Ltd. In November 2005, the State sold a share package of 9.99% coupled with an option to purchase an additional 10.01% of the issued and outstanding shares of the Bank. As of June 2006, the State owns 14.8% of Bank Leumi Ltd.
Table No. 14
Selected State-Owned Companies(1)
(at, or for the period ended, December 31, 2005)
(in millions of dollars, except percentages)

	Percentage
	Direct and
	Indirect
	Ownership of	Total	Long-Term	Total
	Government	Assets	Liabilities	Revenues
Bezeq, the Israel Telecommunications Corp. Ltd.(2)	16.4%	$4,490	$1,605	$2,411
Israel Electric Corporation Ltd.	99.8	14,832	9,987	3,642
Bazan Oil Refineries Ltd(3)	74.0	2,442	643	5,913
El Al Israel Airlines Ltd.(4)	21.6	1,623	796	1,619
Israel Aircraft Industries Ltd.	100.0	2,444	318	2,341
Rafael-Armament Ltd.	100.0	728	127	840

(1)	Based on consolidated, NIS reported financial statements as of December 31, 2005, according to Israeli generally accepted accounting principles. Amounts converted from NIS to dollars at the exchange rate on December 31, 2005 ($1=NIS4.603).

(2)	In case of a full exercise of all the options, the State’s holdings will comprise 1% of the shares. Since November 2003, Bezeq is a mixed company.

(3)	As of March 2006, the Government’s percentage of direct and indirect ownership in Bazan was 100%.

(4)	Since June 2004, El Al is a Mixed Company.
Sources: Ministry of Finance, Government Companies Authority.
Set forth below are summary descriptions of the State-owned companies included in the above table. Also described below are specific steps planned or taken by the Government to prepare companies for privatization or reform their structure and operations.
Bezeq, the Israel Telecommunications Corp. Ltd. (“Bezeq”), is the State-owned (Mixed Company) telecommunications corporation. Its operations are subject to regulatory arrangements by the Government, including tariff and structural supervision. Arrangements implemented since 1994 are designed to increase competition in the communications sector.

International telephony services are provided by six companies (of which one is a wholly-owned subsidiary of Bezeq). Cellular services are provided by four companies (of which one is wholly-owned by Bezeq). In June 1999, Bezeq’s exclusive right to supply fixed telecom services was terminated. Since the end of 2000, initial steps have been taken to introduce competition into the supply of fixed telecom services and other internal communication services, including competition from other communication companies involved in the cellular and cable services. Between July 1997 and February 1998, the State sold a 21.4% interest in Bezeq in a sale to Merrill Lynch & Co. and in a public offering in Israel, which together raised a total of $508.7 million and reduced the State’s ownership level to 54.6% (fully diluted). In 2003 the State reduced its holdings in Bezeq in two tranches, representing 3.6% and 5.8%, and resulting in income to the Government of more than NIS1 billion. As of November 2003, the State held 49.1% of Bezeq’s shares. As a result of these sales, Bezeq (with its subsidiaries) became a Mixed Company. In June 2004, the State sold 2.7% of Bezeq’s issued share capital on the TASE, which raised a total of $76.2 million, and after which the State’s holdings in Bezeq declined to 46.4%.
In October 2005, the State sold the controlling shares in Bezeq, through the sale of 30% of the total outstanding shares of the company coupled with a four-year option to buy another package of 10.66%, for a total of $972 million. In addition, in November 2005, Bezeq’s employees were granted an option to purchase 4.71% of Bezeq’s shares. If all outstanding options are exercised by the new owners of Bezeq’s shares and by the employees, the State’s ownership in Bezeq will be reduced to 1.01% on a fully-diluted basis.
Israel Electric Corporation Ltd. (“IEC”) is a legal monopoly responsible for the entire Israeli electricity industry. Since 1992, IEC has been subject to tariff supervision that includes efficiency incentives. In March 1996, IEC’s exclusive concession from the Government expired, the Electricity Industry Act was enacted, and an authority for the supervision of public electric utility services was established. The purpose of the Act is to regulate activity in the electricity industry for the benefit of the public, and to achieve reliability, availability, quality and efficiency while guaranteeing cost minimization within a competitive market. The Act, as amended, provides for an eleven-year transition period, during which IEC has a license to transmit, distribute, supply and market electricity. Under the Act, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their customers. On January 1, 1998, IEC received licenses, valid until March 3, 2006, to produce electricity at each of its 63 generation units. These licenses were extended until March 3, 2007.
In August 1999, the Government decided to implement structural changes in the electricity sector in order to open the electricity sector to competition as is common in other developed countries. For this purpose, the Minister of Finance and the Minster of National Infrastructures appointed an inter-ministerial committee headed by the Director General of the Ministry of Finance and the Director General of the Ministry of National Infrastructures. The committee was empowered to prepare a detailed proposal to accomplish the structural change.
In recent years, the Government has began to open up the electricity industry to competition by setting rules for the entry of private electricity producers into co-generation of electricity and publishing a tender for electricity generation. The Government’s goal is to achieve a decentralized competitive industry, divided into the following segments: Generation, which the Government expects to be competitive; transmission, where the Government expects a natural monopoly to take hold; and distribution, where the Government expects regional monopolies to take hold.
In March 2003, the Government decided to reform the electricity sector in accordance with the recommendations of the Committee and amended the Electricity Industry Act accordingly. On May 29, 2003 the Knesset approved changes in the Electricity Industry Act that are designed to achieve a decentralized competitive structure of the electricity sector. The purpose of extending the IEC licenses was, among other things, to enable the Government and the employees to complete negotiations regarding the structural reforms and the resulting employee rights.
The Ports Authority was traditionally one of the strongest and most significant monopolies in Israel with centralized operations, assets and control of all of Israel’s ports. On July 22, 2004, the Knesset passed a law to abolish the Ports Authority, and to divide its activities and framework by establishing three Government Companies which would operate the Haifa, Ashdod and Eilat ports, respectively. An additional Government Company would hold and manage the ports’ assets and lease them to the three port operating companies. In February 2005, the Port Authority was abolished and the four successor companies commenced operations. As part of the privatization process, the three ports companies are expected to be competitive, and portions of these companies are to be sold to the public by public offerings.
Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. On July 1, 2003, Israel Railways began operating as a Government Company. In 2003 the company commenced a five year, $4.5 billion-intensive investment plan which is expected to have a positive impact on the Israeli transportation system and the Israeli economy in general.
Bazan Oil Refineries Ltd. (“Bazan”) is the only oil refinery company in Israel. Bazan operates in the framework of Government reforms that have linked fuel prices in Israel to fuel prices in the international market. Bazan is permitted to sell its products strictly to wholesalers and to certain key customers. In May 1971, the Government, who held 100% of the company, sold 26% of its interest in Bazan to The Israel Corporation Ltd., a public company, through a private placement. In December 2004, the Government decided to separate and privatize the refinery facilities. First, the refinery facility in Ashdod will be sold in a private auction, then the refinery facility in Haifa will be offered to the public on the TASE. The Government, as a preliminary step prior to the planned privatization of Bazan, purchased back the minority shares of 26% from The Israel Corporation Ltd. in the first quarter of 2006 for $137 million. The Government is currently in the advanced stages of privatizing the refinery facility in Ashdod and intends to proceed with the next steps of privatizing Bazan during the remainder of 2006.
El Al Israel Airlines Ltd. used to be the Israeli national air carrier. El Al operates in a competitive market and competes with foreign airlines under the Government “open sky” policy. In 1995, El Al emerged from a reorganization program that it had operated under since 1982 due to labor difficulties at that time. In July 2002, after canceling a prior privatization plan, the Privatization Committee decided to privatize the State’s holdings in El Al in stages. In June

2003, the Government began the El Al privatization process by offering 15% of El Al’s shares on the TASE. The shares were bundled with two sets of options for the remaining 85% of the shares. The first set of options was exercisable within the year. The second set of options are exercisable between 18 months and four years from the offering date. In addition, El Al employees were offered the opportunity to purchase shares and options for approximately 9% of El Al. The total amount raised through the initial offering (which did not include the exercising of options) was NIS64 million, of which El Al received NIS22.1 million and the Government received the remainder. As of March 2006, all of the first set of options, and a portion of the second set of options had been exercised. As a result, the State currently holds 21.2% of E1 A1, and E1 A1 has become a Mixed Company, which is controlled by a private entity. When all long-term options are exercised, E1 A1 should become a fully privatized company.
Zim Israel Navigation Company Ltd. is the largest shipping company in Israel and most of its operations are in international shipping markets. In 1970, the Government sold control of Zim to The Israel Corporation Ltd., a public company. Prior to February 2003 Zim was a Mixed Company, with the State and The Israel Corporation Ltd. holding 48.6% and 48.9% of the company’s share capital, respectively. In February 2003 the State sold the balance of its holdings to The Israel Corporation Ltd. for $113 million.
Israel Aircraft Industries Ltd., Israel Military Industries Ltd. and Rafael-Armament Development Authority Ltd. are three defense-related Government Companies. Currently, the State holds 100% of each of these three companies’ share capital. Over the past several years, these three companies have been restructuring and streamlining their operations, primarily in preparation for privatization. Rafael was formerly an authority under the Ministry of Defense; in January 2002, it was converted into a Government Company. Israel Aircraft Industries has reduced the number of its employees and is consolidating some of its operations. Israel Military Industries, which is experiencing financial difficulties, was partially privatized through the sale of several factories. One subsidiary of Israel Military Industries, Ashot Ashkelon Ltd., has begun the privatizing process and Israel Military Industries has been preparing for privatization, starting with a reorganization program and internal separation of the various units within the company.
Mekorot Water Company Ltd. (“Mekorot”) is the State-owned water company. It supplies approximately 65% of the water Israel consumes. Approximately 27% of Mekorot’s income from supplying water is subsidized by the Government through payments intended to compensate Mekorot for the below-market fees charged mainly from agricultural and other consumers. In 1993, Mekorot and the Government agreed on an arrangement establishing efficiency incentives for the years 1993 through 1998 and securing Mekorot a normative return on equity, enabling it to raise capital in private capital markets rather than receiving subsidized loans from the Government, and reorganizing Mekorot and the Government water factories. In 2002, the Government and Mekorot agreed to continue to operate under a similar arrangement, which has been extended since.
As part of the structural reorganization plan, in July 2003, three new Government Companies were established: Mekorot Water Ltd., Mekorot National Carrier Ltd. and Mekorot Initiatives and Development Ltd. These companies would be subsidiaries of the new parent company, Mekorot Holdings Ltd.

Mekorot Water Ltd. would serve as the National Water Authority under the Water Law (and would be responsible for operation of the water system, including production and establishment and renewal of water enterprises). Mekorot National Carrier would have the leasehold on the properties of the National Carrier (and would be responsible for the maintenance and development of real property and other assets). Mekorot Initiatives and Development Ltd. would manage and operate various water-related projects (including cooperation with private entrepreneurs on new water and sewage infrastructures, wastewater purification and other activities in the competitive segment). After completing the structural change, various units of Mekorot Water Ltd. and Electro-Mechanical Services Ltd., a wholly-owned subsidiary of Mekorot Water Company Ltd., would be consolidated and operate as a subsidiary of Mekorot Water Ltd.
Petroleum and Energy Infrastructures Ltd. (“PENIN”) provides infrastructure services for the petroleum industry, and acts as the sole provider of storage and transportation services for refined oil. PENIN’s subsidiaries plan, build, operate and maintain systems and facilities for the transportation and distribution of petroleum products. The State controls the rates of PENIN’s products and services. Through January 2001, PENIN operated under a concession from the Government. In January 2001, an agreement in principle was signed between the State and PENIN to govern PENIN’s activities after the end of the concession. Implementation of this agreement is currently under negotiation.
Israel National Road Company LTD (“INRC”) was established in September 2003 as a State-owned company, replacing the Support Unit of the Ministry of Transport (“MAA’TZ”), which ceased operations. The company assumed responsibility for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety.
The Israel Postal Company Ltd., and its subsidiary, the Postal Bank Ltd., were established in March 2006 as two State-owned companies, replacing the Israel Postal Authority. These steps were made in order to enhance efficiency in the postal services in Israel and provide a base for enhancing competition in this sector.
Government Subsidies. Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct Government subsidies has been significantly reduced. The remaining direct Government subsidies consist primarily of subsidies for water, public transportation and agricultural investments and production. Government subsidies for public transportation totaled NIS1.9 billion during 2005. Government subsidies for water totaled NIS759 million and government subsidies for agricultural investments and production totaled NIS571 million during 2005.
Economic Incentives. The Government provides significant assistance to the manufacturing sector under laws designed to encourage investment in “approved enterprises,” mainly in peripheral regions of the country. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.
Beginning in January 1997, the Government significantly reduced the rate of grants. For the purpose of determining eligibility for grants, three industrial regions were identified: Region A,

generally the most remote regions of the country; Region B, generally the peripheral regions of the country (closer to the central regions than A); and Region C, all other regions. The grant rate for Region A is 24% for investments up to NIS140 million and 20% for investments above this limit, compared to 10% for Region B for all levels of investments, and 0% for Region C for all levels of investments. Two regions have unique grants programs. In the northern border area, the rate of grants is 30% for investments up to NIS140 million and 26% for investments above this limit, and in the Negev area, the rate of grants is 30% for investments up to NIS140 million and 32% for investments above this limit. In 2005, the Government started implementing a three-year experimental program targeted to encourage employment in regions A and B. Under this program, industrial factories that increase the number of employees will be eligible for grants up to 15% of salary costs.
In the 2006 budget, the Government commitment for grants to the manufacturing sector totaled NIS143 million, compared to NIS222 million in 2005 (not including a special NIS2.5 billion grant to Intel Corporation) and NIS275 million in 2004.
Kibbutzim and Moshavim
Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 266 kibbutzim in Israel with approximately 117,200 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 442 moshavim. Both the kibbutzim and the moshavim experienced financial crises in the 1980s.
In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring partial debt forgiveness by the moshavim’s bank creditors, partial repayment of moshavim debt using the proceeds of certain required asset sales by the moshavim, and the restructuring of the remaining moshavim debt at below-market interest rates. The total outstanding amount of the moshavim debt, subject to the 1992 legislation as of December 31, 2005 is NIS14.0 billion. Implementation of the 1992 legislation is ongoing, and as of December 31, 2005, the 1992 legislation had been implemented with respect to approximately 94% of the individual moshavim members and 95% of the moshavim union obligors on the moshavim debt.
Pursuant to agreements signed by the bank creditors of the kibbutzim, the kibbutzim and the Government between 1989 and 1999, in order to establish a rescue and recovery program for the kibbutzim, an aggregate of NIS14.5 (as calculated for December 31, 2005) billion was written off by the banks, of which NIS6.1 billion was paid to the banks by the Government. An additional NIS13.4 billion of the kibbutzim’s outstanding loans from the banks were restructured, and were funded entirely by below-market loans from the Government to the kibbutzim’s creditors.

The Environment
Since the establishment of the Ministry of the Environment (“MOE”) in 1989, many laws and regulations relating to the protection of the environment have been promulgated. The MOE seeks to incorporate environmental considerations into decision-making and planning processes, to promote sustainable development, to implement programs for pollution control, monitoring and research, to develop and update legislation and standards, to ensure effective enforcement and supervision, to improve environmental education and awareness, and to advance regional and global cooperation on the environment. The country’s environmental legislation encompasses laws for the protection of natural resources (air, water and soil), for the abatement and prevention of environmental nuisances (prevention of air, noise, water and marine pollution), and for the safe treatment of contaminants and pollutants (hazardous substances, radiation and solid and liquid waste). Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Businesses Law, that provide a framework for controlling the use of resources and promoting sustainable development.
Israel has ratified nearly all of the major international conventions on environmental matters and has ensured that its national legislation is in conformity with these conventions. Israel is a party to international conventions on such subjects as climate change, trans-border movements of hazardous waste, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in February 2004 and soon thereafter created a Designated National Authority (“DNA”) for the Clean Development Mechanism (“CDM”). The CDM in Israel provides investors from industrialized countries with opportunities to implement projects in a wide variety of fields, most notably in the waste and energy sectors. Several projects have been submitted for approval to the DNA, and the carbon credit market from the CDM project in Israel is currently estimated at €15 million per year, which will be used to advance environmental projects in Israel.
Several other environmental laws and regulations were promulgated in Israel in recent years, ranging from regulations on the collection of beverage containers for recycling (promulgated in 2001) to several sets of regulations on the prevention of water pollution, including requirements for wastewater treatment plants to stabilize and treat the sludge they generate for agricultural use or soil conditioning (promulgated in 2004). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making processes and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were promulgated to implement the Montreal Protocol, by restricting production, consumption, import and export of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which recognizes the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. To encourage the reduction of air pollution from vehicular sources, purchase taxes on hybrid cars were reduced from 90% in 2004 to 30% in 2005. The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation, including radiation from cellular base stations and electricity network installations was enacted in January 2006.

Limits on pollution from industrial sources are imposed by a variety of methods, including by imposition of ambient and emissions standards.
Side by side with regulatory and economic measures, attention is also focused on cleaner production processes and on convincing industry that pollution prevention and waste reduction are cost-effective. Many Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken several steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the country. A review of progress as of August 2004 has shown that the economic ministries, especially the Ministry of Finance and the Ministry of Industry, Trade and Labor, have taken the lead and that subjects such as green taxes and environmental fair disclosure have been promoted in recent years.
The Government has also taken several steps to decrease pollution deriving from public utility providers. A November 2002 Government decision called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the public utility commission (see “The Economy—Water and Electricity” above) has established tariffs for the production of energy from renewable sources, based on the estimated costs of pollution prevention per ton of emissions. The introduction of natural gas to the electricity sector (see “The Economy—Energy” above) is expected to have major consequences on pollution abatement from the electricity sector.
In November 2004, the Government approved a plan to reduce pollution from the industrial zone of Ramat Hovav, which includes some of Israel’s major chemical industries, and has since approved the allocation of NIS230 million for remediation of hazardous waste treatment at the site. The action plan is meant to advance wastewater treatment, restore the evaporation ponds and the national hazardous waste treatment site and prevent pollutant emissions into the atmosphere. Industrial plants in the Ramat Hovav industrial park have already begun establishing in-house effluent pretreatment facilities in accordance with the Government decision.

BALANCE OF PAYMENTS AND FOREIGN TRADE
General
As a small country with a relatively limited domestic market, Israel is highly dependent on foreign trade. International trade (exports plus imports) of goods and services amounted to 97.2% of GDP (at current prices) in 2005 (up from 93.3% in 2004).
The goods and services trade deficit decreased to $0.8 billion and $0.7 billion in 2005 and 2004, respectively, compared to $1.6 billion in 2003 and $4.0 billion in 2002. This improvement in the trade balance was the result of a significant increase in exports of goods and services, and a more moderate increase in imports of goods and services.
Economic and military assistance furnished by the United States, German reparations, and personal and institutional remittances further decreased by 4.1% in 2005 to $6.0 billion, after decreasing by 2.0% in 2004.
Official reserve assets increased during 2005 by 3.4% to $27.9 billion, compared to $6.9 billion at the end of 1994.
As of December 31, 2005, Israel’s net external debt was negative $21.3 billion (negative 17.4% of GDP), as compared to positive $20.0 billion (22.4% of GDP) at the end of 1995.
Balance of Payments
Israel’s balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), the balance of income payments and transfer payments; and (ii) the capital and financial account, which reflects borrowing by the Government and the private sector, direct investment in Israel and abroad and assets and liabilities of commercial banks.
In the second half of the 1990s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than in imports. In 2002, the current account deficit was 1.3% of GDP. Israel’s current account deficit of the balance of payments transitioned into a small surplus in 2003, which grew in 2004 and 2005. In 2003 and 2004, the current account surplus was $814 million and $1.845 billion, respectively. In 2005, the current account surplus was $2.385 billion. The surplus in the last three years attests to high external stability both by international standards and relative to the deficits of the mid-1990s.

Table No. 15
Balance of Payments
(In millions of dollars)

	Year
	2001	2002	2003	2004	2005
Current account balance	($1,580)	($1,300)	$814	$1,845	$2,385

Balance of trade and income payments(1)	(8,271)	(8,099)	(5,603)	(4,441)	(3,644)
Exports(1)	42,599	41,192	45,487	54,374	60,813
Imports(1)	(50,871)	(49,291)	(51,090)	(58,815)	(64,457)

Transfer payments (net)	6,692	6,799	6,418	6,286	6,029
Government sector	4,309	4,437	4,122	3,528	3,275
Other sectors	2,382	2,362	2,296	2,759	2,754
Of which: personal restitutions from Germany	726	760	770	946	751

Capital and financial account balance	1,283	(1,139)	(2,112)	(2,814)	(5,535)

Capital transfers	679	166	485	540	548
By the public sector	162	(120)	191	173	163
By the private sector	517	286	294	367	385

Financial account	604	(1,305)	(2,597)	(3,355)	(6,083)

Direct investments	2,938	785	1,802	(1,715)	3,775
Abroad	(688)	(982)	(2,065)	(3,449)	(2,291)
In Israel	3,626	1,767	3,867	1,734	6,066

Portfolio investment	(1,548)	(1,985)	(810)	3,717	(3,102)
Assets	(1,623)	(2,708)	(2,621)	(2,051)	(7,797)
Equity securities	(421)	(611)	(757)	(469)	(2,559)
Debt securities	(1,201)	(2,097)	(1,864)	(1,582)	(5,238)
Liabilities	75	723	1,812	5,768	4,695

Other investments	(939)	(870)	(2,518)	(5,029)	(4,922)
Assets	(2,639)	(1,593)	(1,921)	(5,626)	(4,946)
Government	(561)	110	(13)	13	1,306
Private sector	(1,686)	(2,043)	(653)	(1,981)	(1,164)
Banks	(392)	340	(1,255)	(3,658)	(5,087)
Liabilities	1,700	722	(597)	596	24
Government – long-term	185	(10)	(68)	(218)	(288)
Government – short-term	—	25	—	(25)	—
Private sector – long-term	7	(9)	(1)	1,026	178
Private sector – short-term	192	599	31	934	250
Banks	1,318	117	(558)	(1,121)	(116)

Reserve assets (net)	145	776	(1,068)	(301)	(1,862)

Financial derivatives (net)	8	(11)	(4)	(26)	29

Net Errors and Omissions	296	2,439	1,298	969	3,150

(1)	Includes exports and imports of goods, services and income payments. The data on exports and imports of goods is based on current foreign trade statistics, adjusted for the balance of payments definitions established by the International Monetary Fund. The value of imports and exports is recorded on a f.o.b. basis. Defense imports, which are not included in the foreign trade statistics, are included in the Balance of Payments table.
Source: Central Bureau of Statistics.

Foreign Trade
Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy. In 2000, industrial exports grew by 25.8% in dollar terms (27.9% excluding diamonds) due to fast economic growth in the U.S. and the EU and a worldwide technology boom. In 2001, as a result of the slowdown in economic activity in the EU and the U.S. and the global crisis in the high-tech sector, industrial exports decreased by 9.2% in dollar terms (6.8% excluding diamonds). In 2002, industrial exports remained unchanged in dollar terms, but industrial exports excluding diamonds continued to contract, falling by 6.5% in dollar terms. The main reason for this contraction was the character of growth in the United States and other countries, which focused more on traditional industries than on the high-tech industries that account for much of Israel’s exports.
Exports recovered in 2003 and 2004 as exports grew by 8.9% and 21.1% (in dollar terms), respectively. In 2005, export growth slowed to 7.7%. In 2005, industrial exports grew by 7.6% in dollar terms (6.9% excluding diamonds). This rate of growth reflects the effect of the real depreciation of the NIS in 2002 through 2004, the global economic recovery, the expansion of global trade and high-tech activity, the decrease in real domestic wages in 2002 and 2003, and gains in corporate efficiency. The most salient increase in 2005 was in the export of services (11.7%), particularly in the tourism sector (26.1%), where the recovery continued in light of the improvement in the security situation, following the severe downturn in the tourism sector since 2000. A significant growth was also recorded in exports of agricultural products (13.6%), partly as a result of an unprecedented drought in Spain and Portugal, Israel’s principal competitors in agricultural exports to Europe. In 2005, exports of goods to European Union countries (as denominated in dollars, including diamonds returned by importers abroad and other returns to exporters in Israel) increased by 14.2%, exports of goods to the United States increased by 9.3%, and exports to the rest of the world grew by 8.1%.
The rate of growth recorded in Israel’s exports was far greater than the rate of growth of global trade, and greater than the rate of growth of imports in Israel’s trading partners, reflecting the significantly improved market share Israeli exports have realized.
In 2005, imports increased by 10.0% (in US$ terms). This rise in imports reflected mostly an increase in imports of consumer goods (7.1%) over 2004 and in the import of production inputs (14.5%) over 2004.
Trade Liberalization. The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agriculture products) and the gradual decrease of custom tariffs. In 1994, Israel signed the GATT accords on agricultural products, and since then replaced most import restrictions with import duties. In 2005, average customs duties (on the imports subject to the taxes) were approximately 3.5%, down from an average of 25% or more in 1991. Accordingly, custom revenues in 2005 totaled only 0.9% of the total imports.
Notwithstanding the Government’s trade liberalization policy and the significant decrease of the customs burden, Israel has a number of trade restrictions, including quotas, licensing restrictions and outright prohibitions on certain goods. Israel also imposes a post-duty surcharge, called

TAMA, that varies in amount by product and is included in the import duty estimation. The TAMA rate is determined according to the importer’s average profit margins for a specific category of goods, and reflects the difference between the retail price in Israel for a domestic product and the import price of the imported goods. Insurance and freight also tend to increase importer’s costs – in year 2005, the c.i.f-f.o.b. differential was approximately 5% of civilian goods imports.
The Government’s authority in setting compulsory standards for products sold in Israel is limited to certain purposes, such as safety, public health, environmental protection and security considerations, rather than protectionist purposes. Many standards have been changed in recent years to conform with international standards.
In 2005, Israel had a trade surplus of $9.5 billion with the U.S., compared with a surplus of $4.4 billion in 2001. In 2005, Israel had a $5.1 billion trade deficit with the EU, compared with a deficit of $6.0 billion in 2001.
Israel primarily exports manufactured goods, many of them related to high-tech industries. Exports of communication, control, medical and scientific equipment accounted for 24% of industrial non-diamond goods exports in 2005.
Raw materials and unfinished goods (including diamonds and fuels) made up 74.2% of Israel’s imports in 2005. The remainder of imports consist of investment goods (14.0%) and consumer products (12.0%).
Since 1948, members of the Arab League maintained a trade boycott of Israel (see “State of Israel—International Relations” above). In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycotts of Israel. These Gulf States, as well as four other Arab League members (Algeria, Djibuti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel. Nevertheless, some Arab states continue to maintain their trade boycott of Israel. It is difficult to determine the impact on Israeli trade of the remaining elements of the boycott.

Table No. 16
Exports of Goods by Major Groups(1)
(in millions of dollars, f.o.b.)

	Year
	2001	2002	2003	2004	2005
Total (net)(2)	$25,718.2	$25,639.0	$27,913.3	$33,812.6	$36,428.5

Agricultural
Total	630.4	620.4	714.7	908.3	1,023.9

Vegetables and field crops	230.9	216.5	288.1	417.8	420.0
Fruits	159.6	145.5	150.3	174.6	263.9
Other	239.9	258.4	276.3	315.9	340.0

Industrial (excl. polished diamonds)
Total	19,581.6	18,308.8	19,449.7	23,576.6	25,214.0

Mining, quarrying and non-metal minerals	420.3	446.3	618.7	856.1	759.3
Food and beverages	427.3	429.1	509.5	598.0	656.4
Textiles, clothing and leather	1,041.0	1,003.2	993.3	1,092.7	1,065.7
Wood, furniture, paper and printing.	238.7	292.7	300.3	331.6	353.7
Chemicals and refined petroleum	3,764.7	4,108.9	4,591.1	5,792.1	6935.5
Rubber and plastics	1,075.3	1,084.3	1,282.0	1,511.7	1,603.7
Basic metal products	1,011.6	986.2	1,015.9	1,379.8	1,623.5
Machinery and equipment	1,148.7	1,012.8	1,106.9	1,371.1	1,539.6
Electronic components and computers	3,057.1	2,345.5	2,192.2	2,596.2	2,414.3
Communication, control, medical and scientific equipment	5,240.1	4,258.4	4,574.6	5,728.2	5,998.1
Electrical equipment and motors	533.1	551.1	430.8	445.6	510.7
Transport equipment	1,047.7	1,161.1	1,223.5	1,358.6	1,292.8
Jewelry, goldsmith and silversmith	459.5	505.3	457.3	498.6	489.1
Miscellaneous	116.5	123.9	153.6	170.3	157.9

Diamonds
Total	5,672.0	6,930.8	7,868.0	9,285.5	10,150.6

Polished	4,646.4	5,316.4	5,636.2	6,363.6	6,658.4
Rough	1,025.6	1,614.4	2,231.8	2,921.9	3492.2

Used ships and aircraft	3.5	0.0	3.5	0.0	0.0

Other goods	42.9	27.4	50.2	42.2	40.0

Returned goods	(212.2)	(248.4)	(172.8)	(154.0)	(291.7)

(1)	Excludes trade with the West Bank and the Gaza Strip.

(2)	Net exports equals total gross exports less goods returned to Israeli exporters.
Source: Central Bureau of Statistics.

Table No. 17
Imports of Goods by Major Groups(1)
(in millions of dollars, c.i.f.)

	Year
	2001	2002	2003	2004	2005
Total (net)(2)	$32,696.2	$32,556.6	$33,707.4	$40,356.7	$44,370.9

Consumer Goods
Total	4,656.5	4,334.9	4,256.5	4,977.2	5,330.3

Durables
Vehicles	894.9	755.3	723.0	931.9	985.0
Other	1,207.6	1,066.5	1,009.8	1,218.3	1,328.1
Non-durables	2,554.0	2,513.1	2,523.7	2,827.0	3,017.2

Production Inputs (excl. diamonds)
Total	16,453.2	15,788.7	16,856.3	20,742.2	23,743.4

For agriculture	300.6	301.3	364.2	518.3	404.1
Raw food products	825.6	878.6	931.5	1,055.4	1,058.1
Fabrics and yarn	582.7	566.0	591.7	684.4	682.0
Wood and related products	255.3	259.6	281.6	312.8	334.5
Chemical products	2,061.4	2,130.0	2,319.9	2,697.2	2,680.4
Rubber and plastics	920.3	890.3	1,044.2	1,372.8	1509.3
Paper-making material	568.6	519.8	512.9	600.5	659.0
Metals
Iron and steel	759.9	802.0	876.3	1,181.0	1,302.5
Precious metals	147.6	159.2	119.1	173.5	220.4
Non-ferrous metals	503.0	450.0	494.5	609.5	724.5
Machines and electronics	5,454.8	4,858.7	4,678.6	5,840.6	6,168.3
Other industries	978.7	920.8	942.3	1,193.0	1,056.1
Fuels	3,094.7	3,052.4	3,699.5	4,503.2	6,764.2

Diamonds (net)	5,164.0	6,772.5	7,337.7	8,716.4	9,179.2

Investment Goods
Total	6,586.3	5,767.0	5,341.5	6,020.4	6,225.4

Machinery and equipment	4,809.1	4,511.2	4,399.3	4,875.8	4,939.3
Transport vehicles(3)	1,109.7	992.6	869.2	1,116.8	1,244.2
Ships and aircraft	667.5	263.2	73.0	27.8	41.9

Other goods	19.1	23.2	29.9	35.4	39.1

Returned goods	(182.9)	(129.7)	(114.5)	(134.9)	(146.5)

(1)	Excludes trade with the West Bank and the Gaza Strip.

(2)	Net imports equals total gross imports less goods returned to the suppliers.

(3)	Excluding ships and aircraft.
Source: Central Bureau of Statistics.

Table No. 18
Exports of Goods by Region(1)
(in millions of dollars, f.o.b., except percentages)

	Year
Region	2001		2002		2003		2004		2005
Americas	$12,487.0	42.9%	$13,061.4	44.5%	$13,517.7	42.5%	$15,936.1	41.3%	$17,299.4	40.6
USA	11,113.4	38.2	11,712.2	39.9	12,088.5	38.0	14,175.1	36.7	15,497.6	36.4
Other	1,373.6	4.7	1,349.2	4.6	1,429.2	4.5	1,761.0	4.6	1,801.8	4.2
Europe	9,294.7	32.0	9,016.7	30.7	10,442.3	32.9	13,047.1	33.8	14,974.8	35.2
EU(2)	8,134.9	28.0	7,751.4	26.4	8,917.1	28.1	10,720.9	27.8	12,247.7	28.8
EFTA	395.5	1.4	434.9	1.5	557.1	1.8	839.6	2.2	967.4	2.3
Other	764.3	2.6	830.4	2.8	968.1	3.0	1,486.6	3.8	1,759.7	4.1
Asia	5,245.4	18.0	5,087.7	17.3	5,588.3	17.6	7,120.5	18.4	7,673.6	18.0
Africa	458.5	1.6	421.0	1.4	400.7	1.3	533.8	1.4	758.2	1.8
Oceania	264.6	0.9	293.9	1.0	306.5	1.0	449.4	1.2	449.9	1.1
Unclassified	1,330.7	4.6	1,466.5	5.0	1,527.8	4.8	1,531.5	4.0	1,432.2	3.4

Total	29,080.9	100.0	29,347.2	100.0	31,783.3	100.0	38,618.4	100.0	42,588.1	100.0

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

(2)	EU’s data for 2000-2004 have been adjusted to reflect the enlargement of the EU to 25 countries.
Source: Central Bureau of Statistics.
Table No. 19
Imports of Goods by Region(1)
(in millions of dollars, c.i.f., except percentages)

	Year
Region	2001		2002		2003		2004		2005
Americas	$7,352.9	22.1%	$6,933.8	20.9%	$5,983.2	17.5%	$6,949.2	17.0%	$7,376.3	16.4%
USA	6,704.6	20.1	6,134.1	18.5	5,330.8	15.6	6,099.1	14.9	6,041.5	13.4
Other	648.3	1.9	799.7	2.4	652.4	1.9	850.1	2.1	1,334.8	3.0
Europe	17,438.5	52.4	17,532.8	53.0	18,398.5	53.8	21,788.4	53.2	22,500.8	50.1
EU(2)	14,173.7	42.6	13,805.8	41.7	14,402.3	42.1	16,813.1	41.0	17,347.7	38.6
EFTA	1,859.1	5.6	2,154.8	6.5	2,153.4	6.3	2,775.6	6.8	2,545.9	5.7
Other	1,405.7	4.2	1,572.2	4.7	1,842.8	5.4	2,199.7	5.4	2,607.2	5.8
Asia	4,697.2	14.1	5,097.3	15.4	5,454.4	15.9	7,132.2	17.4	8,214.6	18.3
Africa	428.6	1.3	311.9	0.9	375.8	1.1	380.9	0.9	302.9	0.7
Oceania	150.9	0.5	125.2	0.4	135.2	0.4	81.5	0.2	126.1	0.3
Unclassified	3,235.1	9.7	3,105.3	9.4	3,864.7	11.3	4,636.5	11.3	6,422.0	14.3

Total	33,303.2	100.0	33,106.3	100.0	34,211.8	100.0	40,968.7	100.0	44,942.7	100.0

(1)	Gross imports (including unworked diamonds returned to suppliers abroad and other returns to exporters abroad).

(2)	EU’s data for 2000-2004 have been adjusted to reflect the enlargement of the EU to 25 countries.
Source: Central Bureau of Statistics.

Table No. 20
Merchandise Trade Indices
(Base: 2000=100)

	Year
	2001	2002	2003	2004	2005
Indices of Physical Volume
Exports	95.0	89.5	99.3	114.5	116.7
Imports	95.6	90.8	92.0	102.9	105.4

Indices of Prices
Exports(1)	98.1	97.4	101.9	107.4	116.2
Imports(1)	97.9	97.8	104.4	111.8	120.0

Terms of Trade(2)	100.2	99.6	97.6	96.1	96.8

(1)	Excluding ships, aircraft and diamonds.

(2)	The price index of exports divided by the price index of imports, multiplied by 100.
Source: Central Bureau of Statistics.
Foreign Investment
Net foreign investment in Israel totaled $10.8 billion in 2005, higher than the $8.1 billion invested in 2004, and the highest level since 2000. These figures include direct foreign investment, investment in Israeli securities traded on the TASE and on foreign exchanges, direct credit to the public sector and to residents (excluding trade finance and credit to suppliers), and deposits by nonresidents in Israeli banks. A significant increase in net Foreign Direct Investment (“FDI”), from $1.7 billion in 2004 to $6.1 billion in 2005, primarily attributed to the acceleration in privatization and the improvement in the macro environment of the economy, was partially offset by a decrease in portfolio investments from $5.8 billion in 2004 to $4.7 billion in 2005 that was mainly a result of the reduction in Israeli corporate issues abroad.
The increase in FDI was the result of the privatization process in general, and the materialization of several transactions that were agreed upon in late 2004, in particular. Among the most notable transactions was the $1.0 billion investment in Bezeq, the Israel Telecommunication Corporation and a foreign investment realization of $1.345 billion in another big communication company. In addition, there were other large FDI deals in the banking, health care and the high-tech sectors. The increase is also part of a long-term increase in FDI in Israel that is consistent with a similar trend seen in emerging markets (a category in which financial investments in Israel are sometimes included).
In Israel, a significant share of the FDI is made in start-up companies, real estate and reinvestment of accumulated profits in Israeli companies. These transactions comprise a rather stable component of total FDI, which is otherwise generally considered to be volatile. In 2005, FDI in start-up companies totaled about $0.8 billion, the same as in 2004. The pace of investments in start-ups has been rather stable in the last few years and seems to be high, relative to the global trend. In 2005, the investment in real estate was 50% higher than in 2004 and totaled $1.2 billion.

Net portfolio investment continued to be strong in 2005, at $4.7 billion, but less than the $5.8 billion recorded in 2004. A significant reduction in net corporate issuance abroad, from $2.8 billion in 2004 to $1.3 billion in 2005, was partially offset by an increase in investment in the secondary market, especially on the TASE. Investment in equities on the TASE grew from $0.5 billion in 2004 to $2.1 billion in 2005. The increase matched the continuing and intensifying global trend of huge inflows into emerging markets, backed by positive developments in the local economy. Among those developments were the acceleration in growth, the geo-political improvement, the improvement in firms’ profitability and the acceleration in the privatization process. While increasing their investment in equities, foreign investors did not take part in the local corporate bond market, which grew substantially during 2005. Nonresidents invested additional $0.7 billion in government securities issued abroad.
After three consecutive years, the trend of non-residents drawing from their foreign-currency deposits came to a halt in 2005. Among the factors that contributed to the change in the trend were the improvement in the geo-political environment and the reduction in economic risk, the increase in short-term interest rates on the USD, and the new taxes imposed on deposits in alternative markets such as Switzerland and Luxembourg.
Anti-Money Laundering Law
On August 2, 2000, the Knesset enacted the Prohibition on Money Laundering Law, which established the Israel Money Laundering Prohibition Authority to collect and process reports received in accordance with the provisions of the law and, upon suspicion of money laundering activity, disseminate the reports to the proper authorities. The law, which took effect in January 2002, makes money laundering a criminal offense punishable by imprisonment and heavy fines. The law also requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction (“know your customer”), to report certain financial transactions to the Money Laundering Prohibition Authority and to maintain records of such transactions. There are two types of required reports: Reports of transactions of a certain amount and type and suspicious activity reports. These reporting requirements took effect on February 17, 2002.
In recognition of the steps taken by the State to combat money laundering activity, in June 2002 the Financial Action Task Force (“FATF”), the international task force on money laundering, which is affiliated with the OECD, removed Israel from its list of states deemed non-cooperative in the campaign against money laundering. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions requiring business transactions originating in Israel or for which funding passed through Israel to be subjected to enhanced scrutiny. Israel was removed from the FATF watchlist in 2003.
Foreign Exchange Controls and International Reserves
As of January 1, 2003, all activities and transactions in foreign currency between resident individuals, businesses and nonresidents are permitted.

As is common in Western economies, the expansion and enhancement of reporting procedures regarding external transactions accompanied the removal of foreign exchange controls in Israel. The freedom to engage in transactions with nonresidents is subject to the obligation of either the person carrying out the transaction or the financial intermediary through which it is carried out to report the transaction in detail to the Bank of Israel.
As part of the deregulation of financial markets, the reserve requirements on domestic foreign currency deposits were also reduced. The reserve requirements are currently 6% for current accounts (up to six days), 3% for time deposit accounts with a maturity of up to one year and 0% for time deposit accounts with a maturity exceeding one year. Since January 1998, local currency has served as the reserve requirement on domestic foreign currency deposits (replacing foreign currency).
In recent years, net external liabilities have been dramatically reduced, reaching a level of negative $23.2 billion in 2005, compared to positive $1.2 billion in 2001, a net difference of $24.4 billion in four years.
Table No. 21
External Assets and Liabilities (Debt Instruments)
(in millions of dollars)

	Year
	2001	2002	2003	2004	2005
External Liabilities
Public sector	$26,937	$27,374	$29,907	$31,266	$31,398
Nonbanking private sector	16,044	17,201	17,414	20,529	20,947
Banking system	23,790	24,505	24,745	23,988	23,205

Total	66,771	69,079	72,066	75,784	75,550

External Assets
Public sector	25,353	25,934	28,233	28,989	28,647
Nonbanking private sector	24,616	29,730	32,278	37,146	43,693
Banking system	15,573	15,365	17,764	21,678	26,383

Total	65,542	71,029	78,275	87,813	98,722

Net External Debt	1,229	(1,950)	(6,208)	(12,030)	(23,173)

Source: Bank of Israel.

Foreign currency reserves grew from $8.3 billion at the end of 1995 to $27.9 billion at the end of 2005.
Table No. 22
Foreign Currency Reserves at the Bank of Israel
(in millions of dollars)

For Period Ending on December 31,
2001	2002	2003	2004	2005
$23,181	$23,670	$25,788	$26,631	$27,859

Source: Bank of Israel.
Foreign Exchange Rates
Until July 1985, the Israeli sheqel was periodically depreciated at a rate consistent with inflation. On September 2, 1985, the Knesset approved the NIS, valued at 1,000 times the then-existing sheqel. Since August 1, 1986, only the NIS has circulated, and the NIS has been referenced to a basket of major currencies, which includes the U.S. dollar, British pound sterling, Japanese yen, French franc and German mark (the franc and the mark were both later replaced by the euro). On August 1, 1986, the weighting of the component currencies in the basket was 60% U.S. dollar, 20% German mark, 10% British pound sterling, 5% French franc and 5% Japanese yen. This basket approximates the composition of Israel’s external trade, including both imports and exports. The number of units of each currency in the basket is constant, but the weight of each currency can change daily according to changes in cross rates. On June 5, 1995, the Bank of Israel, in consultation with the Ministry of Finance, adopted a policy requiring an automatic adjustment in the weighting of the currencies in the basket in any future year in which a cumulative change of more than two percentage points occurs in the value of Israeli trade in any single currency in the basket, relative to the value of Israeli foreign trade in the other currencies in the basket. On December 31, 2005, the currencies’ weights were 65.0% U.S. dollar, 23.8% euro, 5.8% British pound sterling and 5.3% Japanese yen.
In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis on a gradual, constant and predetermined path. Initially, the slope of the band was derived from the difference between Israel’s inflation target for the following year, as set by the Government, and predictions of inflation abroad. The width of the band, its midpoint rate and its slope were determined jointly by the Bank of Israel and the Ministry of Finance.
When the diagonal band was first introduced, its slope was 9%, with a limit of 5% above or below the midpoint rate. Since then, the slope has been gradually reduced and on December 24, 2001 the lower limit of the band was set at zero at a constant rate of NIS4.1021 to the currency basket. As such, the exchange rate band could no longer be considered diagonal. At the end of 2004, the width of the band was 60.2%, based on the average of the two limits. On June 9, 2005, the exchange rate band was abolished.

The Bank of Israel has sole responsibility for the daily management of exchange rates. Prior to February 1996, it was the practice of the Bank of Israel to use market intervention to maintain the exchange rate near the midpoint of the band. Since February 1996, the policy has been to intervene only to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997.
In the course of 2005, the NIS depreciated by 6.9% against the dollar, and by 1.7% against the currency basket. The exchange rate against the dollar did not change uniformly throughout that period. In January–May there was no clear trend, and the rate fluctuated within a narrow band. The relative stability of the foreign currency market in that period was the outcome of a balance between the forces, global and domestic, that affected the exchange rate. The main domestic forces acting to weaken the NIS included the persistent narrowing of the interest-rate differential, the major effect of which was evident in the continued adjustment of the portfolios in the business sector, and the tax reform (see “Public Finance—Government Budget for 2006—Tax Reform” below), which led to the increase in the share of investments in foreign assets by institutional investors. The main forces acting to strengthen the NIS were the surplus in the current account and several developments that had long-term effects that supported a rise in nonresidents’ direct investments in Israeli companies. Among these were the expansion of real economic activity, the improvement in the security situation, and increased confidence in the management of the fiscal and monetary macroeconomic policy. In addition, Israel’s economy also benefited from the global trend of capital flows into emerging markets. The increase in nonresident investments served to moderate the forces encouraging capital outflow by Israelis. As a result, despite the considerable outflow of capital by Israelis during the period, the NIS weakened only slightly.
In following months, the NIS/$ exchange rate was affected mainly by the global trends in cross rates, and the rise in domestic causes of short-term uncertainty. For example, the strengthening of the dollar against the NIS in May–June intensified as the date for the implementation of the disengagement from Gaza drew closer. Towards the second half of July, against the background of the successful execution of the disengagement and the concurrent weakening of the US$ throughout the world, the NIS strengthened again against the US$. In September–November, the NIS weakened by about 4% against the US$, mainly due to the slowdown in international investors’ investment flows into emerging markets which contributed to the global strengthening of the US$. These factors led to a marked slowdown of nonresidents’ investments in shares traded on the stock exchange, and even to realizations. However, these nonresidents’ investments in emerging markets as well as in Israel were renewed in November and December and helped to strengthen the NIS against the US$.

Table No. 23
Average Exchange Rates
(NIS per currency unit)

	Year
	2001	2002	2003	2004	2005
U.S. dollar	NIS4.206	NIS4.738	NIS4.548	NIS4.482	NIS4.488
British pound sterling	6.054	7.117	7.428	8.205	8.162
Currency basket	4.280	4.887	4.948	5.057	5.056
Euro	3.764	4.478	5.136	5.569	5.583
Japanese yen (per 100 yen)	3.461	3.791	3.926	4.145	4.079
French franc	0.574
German mark	1.925

Source: Bank of Israel.

THE FINANCIAL SYSTEM
Bank of Israel
The Bank of Israel is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supervises Israel’s banking system and issues bank notes and coins. The Governor of the Bank of Israel acts as an economic advisor to the Government. In addition, the Bank of Israel works jointly with the Government in formulating and implementing foreign exchange policy (see “Balance of Payments and Foreign Trade—Foreign Exchange Rates” above). In May 2005, Prof. Stanley Fischer assumed office as Governor of the Bank of Israel.
As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance Government deficits or to lend the Government money to finance its expenditures in any fiscal year, except to provide temporary advances to the Government to bridge seasonal cash flow requirements when expenditures exceed revenues during the fiscal year (provided that the outstanding amount of such temporary advances at any time does not exceed 1.6% of the Government’s current expenditures budget for the year in which the advances are made). Twice a year, such advances are permitted to equal up to 3.2% of the current budget for a period of up to thirty days.
The Government is required to deposit all Government revenues, including proceeds of foreign debt (except for certain earmarked funds deposited with commercial banks), in the Bank of Israel, which is responsible for managing the Government’s foreign exchange reserves. The Bank of Israel is prohibited by law from investing in equity securities or private bonds, and is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves is held in securities issued by foreign sovereign issuers.
At the end of 1997, the Prime Minister appointed a committee of outside experts to suggest changes to the Bank of Israel Law, in light of the considerable institutional and economic changes that had taken place in Israel since the Bank was established in 1954, and in light of similar actions taken in many other countries in recent years. The committee submitted its report to the Government in December 1998. In March 2002, the Government submitted a proposal to amend the Bank of Israel Law to the Knesset. The Government’s report proposed modifying the Bank of Israel’s role, making it similar to the role of central banks in other developed economies and establishing the maintenance of price stability as the Bank of Israel’s main objective. Furthermore, in order to improve the policy-making process of the Bank of Israel, the Government’s proposal would establish a monetary committee within the Bank of Israel, composed of well-recognized and experienced professionals in the fields of finance, monetary and macroeconomic policies. In order to avoid any possibility of political interference in the nomination process, the members of the monetary committee would be nominated by an independent panel and chaired by a retired Supreme Court judge. In addition, in order to expand the transparency of its operations, the Bank of Israel would be required to report to the Government and the public on its monetary policy on a regular basis. The proposal is currently under discussion.

Monetary Policy
Since 1985, when the Economic Stabilization Plan was adopted, Israel has made significant progress in stabilizing inflation through effective implementation of monetary policy by the Bank of Israel, and fiscal restraint and trade liberalization by the Government. In recent years, the primary objective of Israel’s monetary and exchange rate policy has been to gradually reduce inflation to levels similar to those prevailing in other industrialized countries (see “The Economy—Wages and Prices” above).
The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rate received by the banks is determined in the auction. Maturities are one week and overnight. In the past, the Bank of Israel injected liquidity using monetary collateralized loans to banks, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rate of interest determined therein is the key determinant of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows from Government activities and the balance of payments. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.
In previous years, in order to offset capital inflows, the Bank of Israel used to operate NIS/USD swaps, absorbing NIS in return for USD for a given period of time. Between August 1997 and the third quarter of 2005, the Bank of Israel has used this facility only to roll over existing swap stock of $1.4 billion and has refrained from using the swap auctions as a monetary instrument. The Bank of Israel ended this practice during the third quarter of 2005.
Although the Bank of Israel does not issue its own securities, it may reduce liquidity by selling non-indexed zero-coupon Treasury bills of up to one year maturity (known as “Makam”). In recent years, the Bank of Israel has increasingly utilized such issuances. In 1995, the Government raised the ceiling on the outstanding amount of Treasury bills available to the Bank of Israel for purposes of affecting monetary policy to a total of NIS15.5 billion, and provided for the automatic adjustment of that ceiling twice annually. However, the adjustments have proved sufficient only for rolling over principal and interest on the Treasury bills. In order to increase the effectiveness of monetary policy and to enhance the efficiency and completeness of the money and capital markets, at the end of December 2001 the Government decided to remove the ceiling on the outstanding amount of Treasury bills.
At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15%-20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At the time, Israel was thus one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy, using this regime to reduce inflation, rather than merely to maintain inflation at a low level. Inflation targeting was implemented with some ambivalence in its first three years (1992-1994), but when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current low inflation levels. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and providing a favorable business environment. The other key features are fiscal restraint and structural reform, with the latter also geared to spurring economic growth from the supply side.
From the summer of 1997 through the end of 2001, the annual rate of inflation has been below 3%, with the exception of the last quarter of 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.
In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5%-3.5%, for 2002, 2%-3%, and since 2003 and onwards, it is set at 1%-3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the inflation targets, explicit and implicit, of nearly all other developed countries.
The end-of-year inflation rate was 0% in 2000, 1.4% in 2001, 6.5% in 2002, negative 1.9% in 2003, 1.2% in 2004 and 2.4% in 2005. The 2000 rate was below the yearly target and in 2002, the end-of-year inflation rate exceeded the target, but the 2003 rate was again below the yearly target. The 2004 and 2005 end-of-year inflation rates were within the target.
The focus of macroeconomic policy on financial stability during the past few years paid off handsomely between 1999 and 2001, as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during that period. These shocks included the end of the high-tech boom, the sharp decline of the NASDAQ and the uncertain security situation.
Monetary policy since 1997 has emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to intervene frequently in the foreign exchange market to prevent appreciation. At that point, continued intervention was viewed as untenable and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy and the Bank of Israel has been able to adjust its key interest rate as required to meet the inflation target, without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent ones typical of a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. It appears that the policy measures in 1997 sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries.

In June 2005 the NIS/currency-basket exchange-rate band was abolished officially by a joint resolution of the Prime Minister’s Office, the Ministry of Finance and the Bank of Israel. In effect, since mid-1997, with the exception of a few days at the beginning of 1998, the Bank of Israel has not exercised its authority to intervene directly in foreign-currency trading in order to defend the crawling band. Thus, in effect the exchange rate has evolved freely since then.
In the first half of 2002, in light of an ongoing rapid exchange rate depreciation and a subsequent rise in inflation expectations, the Bank of Israel raised the monetary interest rate by 5.3 percentage points, from 3.8% at the end of December 2001 to 9.1% in July 2002. Most of the increase in the interest rate (cumulatively 4.5 percentage points) was made in June and July. Following the Government’s decision to adjust the State budget, the upsurge in the exchange rate and prices was halted. During the second half of the year, prices rose by only 0.4% in annual terms. From August 2002 until the end of the year, the Bank of Israel left the interest rate at 9.1%, due to the assessment that this rate would be adequate to restore price stability. The Bank of Israel lowered the interest rate by 0.2 percentage points in the beginning of 2003, as an assessment of the relevant inflation indicators suggested some improvement. The interest rate was unchanged in February and March 2003, due to deterioration in the inflation indicators in January 2003 and the first half of February 2003. Background indicators began improving in mid-February 2003 with the formation of a new Government, the approval of an economic plan by the Government and the Knesset, the approval of the loan guarantee program by the United States and the temporary cessation of major combat activities in Iraq. These events reduced uncertainty regarding expected yields on local currency-assets, supported continuous capital inflow, lowered the exchange rate and interest rates determined by the markets, and reduced expected inflation.
Against this background, the Bank of Israel accelerated the reduction of interest rates. In April, May and June of 2003, the Bank of Israel cut interest rates by 0.2, 0.3 and 0.4 percentage points, respectively. The interest rate was reduced by 0.5 percentage points in each of July, August and September, and in October, November and December the interest rate cuts were 0.4, 0.5 and 0.4 percentage points, respectively. Over the year, the Bank of Israel reduced interest rates by 3.9 percentage points, from 9.1% in December 2002 to 5.2% in December 2003. In real terms (i.e., deducting one-year inflation expectations derived from the capital market), interest rates declined from 7.2% at the end of 2002 to approximately 4.6% at the end of 2003, exceeding the rate of decline of expected inflation.
During the first four months of 2004, the Bank of Israel maintained the interest rate reduction that began in 2003. This was due to the low level of inflation expectations for 2005 (as reflected by capital market data) in the first quarter of the year, a level that was below the center of the targeted range of inflation. From January through April 2004, the Bank of Israel cut the interest rate by a cumulative 1.1 percentage points. From May to November 2004, the interest rate was unchanged. In December 2004, the rate was cut by additional 0.2 percentage points. In January and February 2005, the interest rate was cut by additional 0.2 percentage points to 3.5%.
Following a policy of interest-rate reductions adopted by the Bank of Israel in recent years, whereby the interest rate was reduced from 9.1% at the end of 2002 to a low 3.5% in February 2005, the interest rate was left unchanged from February through September 2005; this was due to the absence of clear evidence of a build-up of inflationary pressure. Towards the fourth quarter of 2005, in light of increased indications of the likelihood of the inflation rising above the upper limit of the target range in the course of 2006, the interest rate was gradually increased, reaching 5.25% in June 2006.
The cut in interest rates in January and February 2005 took place against the backdrop of a moderate level of price increases, inflation expectations for 2006 that were within the inflation target range, a reduction in bond yield-to-maturity for all terms of maturities and a stable domestic currency market. As a result of the continued stability in the capital and financial markets during the second quarter of 2005, as well as assessments that at this interest rate, inflation over a one-year horizon was expected to be at the middle of the price-stability target range, the Bank of Israel halted the process of interest-rate reduction and left the rate unchanged from March until June.
During the third quarter of the year, indications of upward pressures on prices became apparent, further increasing in number and strength during the last quarter. The NIS depreciated, and there were signs of continued rapid growth. Although inflation expectations and forecasts (as derived from capital market data and reflected by professional forecasters’ assessments) were close to the middle of the target range, they embedded expectations for an impending rise in the Bank of Israel interest rate, and the extent of the expected rise kept increasing. The probability of a rise in global inflation also increased due to the rise in energy and commodity prices. These developments supported a hike in the interest rate, so that the interest rate in each of the months of October and November was raised by 0.25 percentage points and in December by another 0.50 percentage points. Thus at the end of the year it stood at 4.5%. In January 2006 the interest rate was unchanged and in each of February, March and May 2006 the rate was increased by an additional 0.25 percentage points to a level of 5.25%.
Table No. 24
Selected Interest Rates

					Average Interest
				Self-	Rate on
	(Short-Term Local)		Average	renewing	Commercial Bank
	Currency to the Public		Cost of	Overnight	Daily Deposits	Average Annual
	Overdraft	Term	Monetary	Deposits	(at the	Interest Rate on
	Facilities	Credit	Loans(1)	(CDs)(2)	Bank of Israel)(3)	Monetary Loans
2001	13.4%	8.8%	6.6%	5.6%	7.1%	6.8
2002	13.6	8.6	6.8	5.8	7.3	6.8
2003	13.7	9.5	7.4	6.2	7.8	7.5
2004	10.2	6.5	3.9	3.1	4.4	4.2
2005	9.6	6.0	3.5	2.8	3.8	3.7

(1)	The weighted average of the marginal cost of monetary loans of various maturities.

(2)	Excluding large negotiable SROs (self-renewing overnight, local currency, interest-bearing deposits).

(3)	Percent per annum.
Source: Bank of Israel.

Table No. 25
Monetary Indicators

	Year
	2001	2002	2003	2004	2005
Monetary aggregates (average)(1)
M1(in millions of NIS, annual average)(2)	NIS27,223	NIS31,475	NIS31,629	NIS37,180	NIS43,848
M2(in millions of NIS, annual average)(2)	256,191	264,245	284,901	303,713	331,031
M1(2)(4)	14.2%	15.6%	0.5%	18.0%	17.5%
M2(3)(4)	17.2	3.1	7.8	6.6	9.0
Public sector injection/GDP(5) (11)	(0.5)	(1.2)	0.7	0.3	(0.3)
Bank of Israel injection/GDP(6) (11)	1.6	1.9	0.3	0.2	1.8
Bank of Israel foreign currency sales to the private sector/GDP(11)	0.0	0.0	0.0	0.0	0.0
Nominal interest rate
SRO (CD)(7)	5.6	5.8	6.2	3.1	2.8
Unrestricted credit(1) (8)	10.0	9.9	10.6	7.5	6.8
Currency-basket interest rate (average)(9)	3.6	2.1	1.5	1.8	2.9
NIS/currency basket (during period)(4)	3.7	14.2	(0.5)	1.8	1.6
Real yield to maturity on five-year bonds	4.9	4.8	4.9	3.8	3.0
Nominal yield on equities (during period)(10)	(6.9)	(20.2)	55.7	17.4	33.2
Nominal GDP (average)(4)(11)	1.6	3.2	1.7	4.3	5.7

(1)	Includes mortgage banks.

(2)	Currency in circulation plus demand deposits.

(3)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.

(4)	Percentage change over previous period (average).

(5)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that the redemption of Government bonds held by the Bank of Israel is no longer considered as part of the public sector injection. The change is retroactive as of 1995.

(6)	Includes SWAP transactions.

(7)	Self-renewing, overnight deposit.

(8)	In local currency.

(9)	Weighted average of three-month LIBID (the bid for the LIBOR rate).

(10)	Includes convertible securities and warrants, as adjusted for dividends and stock splits.

(11)	As calculated in February 2006.
Source: Bank of Israel.
Banking Institutions
Israel has a highly developed banking system. At the end of 2005 there were 29 banking corporations operating in Israel, including 15 commercial banks, five mortgage banks, five financial institutions, two joint-service companies and two foreign banks. In April 2006, BNP Paribas was granted a license to open a branch in Israel.

The five largest banking groups – Bank Hapoalim, Bank Leumi Le-Israel, Israel Discount Bank, Mizrahi Tefahot Bank and The First International Bank of Israel – predominate approximately 95% of the banking market in Israel. The total assets of the five major banking groups increased by 5.7% from the end of 2004 and amounted to NIS859.1 billion at the end of 2005. Assets of the banks denominated in local currency increased by 5.5%, while their foreign currency assets increased by 6.1%. The number of domestic bank branches increased from 951 in 2004 to 992 in 2005.
The gradual decrease in the number of banks in recent years (from 41 at year-end 2002 to 29 at year-end 2005) is a result of the voluntary closing of very small banks or the amalgamation of several banks (including mortgage banks). The contraction of the very small banking industry witnessed in the past few years, is a result of the pronounced policy released by the Bank of Israel to encourage these banks to merge with larger ones or to voluntarily terminate their operations. The capital base of these banks was diminutive (up to NIS100 million) hindering their ability to develop and invest in the resources needed to equip and maintain a managerial infrastructure, technology and controls required for modern banking operations.
The upward trend in the economy was reflected in the performance of the five largest banking groups. Net-income increased by 24.6% in 2005 and profitability in terms of net return on equity reached 15.5% compared to 13.2% in 2004. The economic slowdown that affected the markets during 2001-2002 significantly impacted the banks’ provisions for loan losses in those years, which peaked to 1.3% of outstanding credit in 2002. This ratio has been gradually decreasing, reaching 0.71% in 2005, but is still higher than the average ratio in robust economies and reflects the high level of problem loans in the loan portfolio of the banks. Non-performing loans (defined as loans that are in non-accrual status and loans in temporary arrears) as a ratio of total loans reached 3.1% at the end of 2005 compared to 3.5% in 2004.
All Israeli banking groups and each banking corporation must satisfy the minimum capital adequacy requirement of 9% prescribed by the Bank of Israel in accordance with international standards prescribed by the Basel Committee on Banking Supervision. The increase in profits during 2005 was partially offset by the increase in dividend payouts that were curtailed in the previous two years, thereby increasing the equity capital of the five largest banking groups by 7.8% during 2005. The capital adequacy ratio (Basel) of these banking groups reached 10.7% by year-end 2005, similar to the year-end ratio of 2004.
There are no longer restrictions on the free movement of capital and the New Israeli Sheqel is a convertible currency. All types of deposits are subject to a nominal primary reserve requirement of 6% on deposits with maturity up to six days, 3% on deposits with maturity up to a year and 0% on longer-term deposits. The deregulation of bank activity coupled with the liberalization of foreign exchange, contributed to mitigating the segmentation between different types of financial intermediation and augmenting the substitutability between different types of credit.
In 2004, Amendment No. 13 to the banking laws was enacted. This Amendment reinforced banking supervision, expanded its purview and created an infrastructure for banks to operate without a controlling shareholder group by introducing a legal framework for a diverse group of investors to elect the board of directors of a bank via the stock exchange. It also formalized the disclosure of information to foreign supervisors on cross-border banking issues that is mandatory in order to perform effective consolidated supervision in accordance with Basel standards. In addition, it empowered the Supervisor of Banks in the Bank of Israel to dismiss directors and managers under certain circumstances.
In 2005, the recommendations of the inter-ministerial committee chaired by Dr. Yossi Bachar, the Director General of the Ministry of Finance, were enacted by the Knesset in the form of Amendment No. 14 to the banking laws. This Amendment addressed capital market structural reforms, such as the divestiture of the banks holdings and management of provident and mutual funds. Banks were sanctioned to expand their scope of non-banking activities – to engage in the rendering of financial investment advisory services pertaining to pension investment products and to purchase insurance agencies that engage solely in providing life insurance and residential property policies. The Amendment also included provisions that authorize the Supervisor of Banks in the Bank of Israel to promulgate directives designed to ensure the banks safety, soundness and fair practices with regard to consumer protection. The Supervisor of Banks in the Bank of Israel and the Supervisor of Insurance and Capital Markets in the Ministry of Finance were both empowered to levy fines on banks, insurance companies and capital market companies (i.e. provident funds) in cases of noncompliance with their directives.
The Anti-Money Laundering Law was enacted in August 2000 and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002 (see “Balance of Payments and Foreign Trade—Anti-Money Laundering Law” above). In January 2001, the Governor of the Bank of Israel issued a Prohibition on Money Laundering Order. This Order included requirements regarding identification, reporting and recordkeeping by banking corporations. The regulation regarding business customer identification and recordkeeping (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for banks. The regulation now incorporates directives on customer acceptance policy and ongoing monitoring of high-risk accounts, and contains special directives on private banking, correspondent banking and, in particular, caution in the management of high-risk accounts.
The Banking Supervision Department of the Bank of Israel conducts on-site examinations on an ongoing basis to determine compliance of banks with anti-money laundering laws and directives. A Sanctions Committee, authorized to impose financial penalties for infractions, commenced operations in April 2003. In the beginning of 2005, the “Prohibition of Financing Terrorism” was enacted and Israel’s banking directive was modified to include combating terrorism financing. This modification stemmed from the international collaborative efforts in the areas of anti-money laundering and combating terrorism financing, which are reflected in the standards set by the Basel Committee and the legislation in Israel.
Another important aspect of banking reform is the privatization process, which has received special emphasis in recent years (see “The Economy—Role of the State in the Economy” above). The Government sold almost all of its shares in Bank Hapoalim Ltd., the largest bank in the Israeli banking system, during the 1990s. In 2005 the State completed the sale of all its remaining shares in the bank. Therefore, the State no longer has any holdings in Bank Hapoalim.

Israel Discount Bank Ltd. underwent a privatization process during 2004, and on February 2005, the Government sold its controlling share (26% of the issued share capital of the bank, coupled with an option to purchase a stock package totaling 25% of the issued share capital of the bank). According to the sale agreement, the option was exercisable within a three-year period. In May 2006, the Government sold an additional block of shares totaling 3.06% of Israel Discount Bank’s capital, coupled with the option, which has since been exercised, to buy an additional 3.03% of the shares. As of June 2006, the State owns 25.0% of the bank. Once the sale of the shares underlying the option sold on February 2005 is consummated, the holdings of the State in the Israel Discount Bank will decrease to zero.
As of December 31, 2004, Israel owned 36.3% of Bank Leumi Ltd. On January 2005, a block of options was exercised, reducing the Government’s holdings in Bank Leumi Ltd. to 34.8%. In March 2005, the Government sold shares totaling 6.5% of Bank Leumi’s capital. An option to buy an additional 3.5% of the shares on the following day, which was coupled with the sale, was not exercised. In July 2005, the State sold 3.5% of the shares of the bank. In November 2005, the State sold a share package of 9.99% with an option to purchase an additional 10.01% of the shares in Bank Leumi Le-Israel. The ability to exercise the option is subject to the Bank of Israel’s authorization for the transfer of the controlling means in the bank to the buyer. As of June 2006, the State owns 14.8% of Bank Leumi Ltd.

Table No. 26
Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in millions of NIS(2))

	For Year Ending December 31,
	2001(3)	2002(3)	2003(3)	2004(4)	2005(4)
Assets
In local currency(5)	NIS472,611	NIS456,057	NIS467,414	NIS468,666	494,620
In foreign currency	308,236	322,835	321,279	343,477	364,535

Total assets	780,847	778,892	788,693	812,143	859,155

Liabilities and Equity Capital
In local currency(6)	499,150	478,664	489,747	494,916	514,531
In foreign currency	281,697	300,228	298,946	317,227	344,624

Total liabilities and equity capital	780,847	778,892	788,693	812,143	859,155

Equity capital	38,104	37,959	41,796	44,385	47,853

(1)	The five major banking groups are the Bank Hapoalim group, the Bank Leumi group, the Discount Bank group, the First International Bank of Israel group and the United Mizrahi Bank group.

(2)	Years 2001, 2002 and 2003 are presented in constant December 2003 prices, while years 2004 and 2005 are presented in current prices.

(3)	Years 2004 and 2005 are presented in current prices.

(4)	The division into local and foreign currency for 2001, 2002 and 2003 was adjusted according to the published financial statements for those years.

(5)	Including non-financial items.

(6)	Including non-financial items, minority interests and equity.
Sources: Bank of Israel, Supervisor of Banks.
Capital Markets
Israel’s capital markets and the laws regulating them are highly developed. The principal regulatory body responsible for administering the Israeli securities laws is the Israel Securities Authority (“ISA”). The ISA’s main function is to protect the interests of investors by overseeing the activities of the TASE, supervising public securities offerings, and mandating disclosure of material information by listed companies by means of publications such as prospectuses, financial reports and other periodic reports. Companies whose securities have been offered to the public in Israel by prospectus or whose securities are traded on the TASE are required to file quarterly and annual reports and certain current event reports with the ISA, the TASE and the Registrar of Companies. The ISA monitors these ongoing reports, including periodic reports (which include financial statements, a directors’ report on the status of the corporation’s affairs, and an additional information report), quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material influence on the corporation or on the price of its securities. These reporting requirements are enforceable by the Israeli courts upon the petition of the ISA, which also has the power (under certain conditions) to direct the TASE to suspend trading of a company’s securities. The ISA also regulates the mutual fund industry’s activities and supervises, licenses and disciplines portfolio managers and investment advisors and conducts investigations into violations of securities laws.

The TASE is the only stock exchange and the only public market for the trading of securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include automatic rejection of a trade at a price that deviates more than 35% from the last trade for that security, circuit breakers, and 45-minute halting of trade in a company’s securities on the day that the company publishes price-sensitive information, so that the information can be widely disseminated. The TASE has a computerized trading system with real-time information available. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertibles, treasury bills, government bonds and derivatives are traded via TACT, the TASE’s fully automated trading system. The TASE has 26 members and, as of December 31, 2005, 584 companies had equity securities listed on the TASE. Over the course of 2005, share prices on the TASE rose sharply. The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased by 32.8% in 2005, compared with an increase of 17.6% in 2004 and an increase of 55.4% in the General Index in 2003. During 2005, the Tel Aviv 100 Index (comprised of the 100 largest companies by market capitalization) and the Tel Aviv 25 Index (comprised of the 25 largest companies by market capitalization) increased by 29.4% and 33.3% respectively, compared with an increase of 19.0% and 22.6%, respectively, in 2004. As of December 31, 2005, the total market value of all listed equity securities was $122.6 billion, compared with $92.1 billion in 2004 and $70.4 billion in 2003. The average daily trading for equity securities increased to $223 million during 2005, compared with $147 million in 2004 and $80 million in 2003.
The Dual Listing Law that took effect in October 2000 enables U.S.-traded Israeli companies to dual-list on the TASE with no additional regulatory requirements. As of December 31, 2005, 33 U.S.-traded Israeli companies have dual-listed on the TASE, based on the new regulatory framework.
Active involvement of foreign investors in the TASE began in 1994. In 2005, international holdings increased to 15.2% of the total market capitalization of the shares and convertible securities tradable on the TASE, compared to 11.4% in 2004. In 2005, foreign investors’ share in the TASE trading volume was 14.7% compared to 9.4% in 2004.
The Government bond market in Israel is highly developed, and Government bonds account for the vast majority of publicly issued debt securities. In 2005, the Government raised $7.2 billion in the TASE, mostly through non-indexed bonds. The bond market in Israel has been a growing source of capital for Israeli corporations. In 2005, the amount of capital raised by the corporate sector through bond issues totaled $10.0 billion (including structured bonds) compared with $4.5 billion in 2004.
In January 2005, the Knesset approved a broad reform in the Government bonds market, which will be implemented during the third quarter of 2006. This reform is centered on the appointment of primary dealers in the Government bonds market. It is expected to increase the liquidity and transparency of the capital market, encourage the entry of international investors into the market, upgrade the trading and clearing systems, promote the corporate bonds market, and encourage the development of diverse derivative fixed income instruments.

In recent years, the role of institutional investors in the Israeli capital markets has increased significantly. The principal types of institutional investors are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2005, assets held by pension funds totaled $40.6 billion, assets held by provident funds and severance pay funds totaled $35.8 billion, assets held by advanced study funds totaled $15.6 billion, assets of life insurance savings plans totaled $25.6 billion and assets of mutual funds totaled $27.2 billion.
Gold Reserves
The State has not maintained gold reserves since 1992.

PUBLIC FINANCE
General
The public sector in Israel is defined by Israel’s Central Bureau of Statistics as the central government, the Bank of Israel and the National Institutions. The public sector does not include the local authorities or Government Companies. The Government’s annual budget covers the expenditures and revenues of the Government only, and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, the Bank of Israel, or surpluses and deficits of Government authorities, such as the Airports Authority.
The Budget Process and Deficit Reduction
The Government’s fiscal year ends December 31. The Government’s annual budget process generally begins in June when the Budget Department of the Ministry of Finance coordinates budget discussions with the various Government ministries. During September and October, the details of the budget are finalized within the Government. No later than sixty days before the end of the fiscal year, a budget bill, together with supporting information, is required to be submitted to the Knesset for its approval. At the time the Government submits the annual budget to the Knesset, it is required by law to submit a three-year projected budget, which is non-binding and does not require Knesset approval. No later than the end of the year, after discussions with respect to the proposed annual budget before the Finance Committee of the Knesset by the relevant Government Ministers and officials, the annual budget law is required to be approved by the Knesset.
In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. This law required that the targeted domestic budget deficit (excluding credit granted by the Government), as a percentage of GDP, decrease each year during the period between 1993 and 1997, as compared to the targeted domestic budget deficit (excluding credit granted by the Government) for the preceding year. The amount of the year-to-year decrease was not specified. However, in 1996, the Government submitted a new Deficit Reduction Law, which was approved by the Knesset in January 1997. This new law contained specific targets for the total deficit for each year until 2001, rather than targets for the domestic deficit only, as under the previous law. In recent years, the Government submitted amendments to the Deficit Reduction Law, which were approved by the Knesset, with new specific deficit targets. According to the most recent amendment approved by the Knesset, the total budget deficit, as a percentage of GDP, is targeted not to exceed 4% in 2004 and 3% in each of the years between 2005 through 2010.
In an amendment to the Deficit Reduction Law, in 2003 the Knesset approved additional restrictions on Government expenditures. Under these restrictions, the sum of Government expenditures (excluding expenditures on hospitals) in each year between 2005 through 2010 shall not increase by more than 1% indexed to the CPI, as published by the Central Bureau of Statistics compared to Government expenditures in the prior year. Adjusting expenditures upwards is subject to preserving the annual deficit goal.

Unless the Knesset approves an increase in budgeted expenditures, no ministry in the Government may spend any amount in excess of its budget. However, budgeted amounts that are not spent by the Government in any given year may, upon notice to the Finance Committee of the Knesset, be spent in the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit missed the targeted deficit because Government revenues or the actual GDP were different than anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency indebtedness and proceeds from privatization.
From 1992 through 1996, the domestic deficit, excluding net allocation of credit, was 4.9%, 2.4%, 2.0%, 3.2% and 4.7% of GDP, respectively, in comparison with domestic deficit targets of 6.2%, 3.2%, 3.0%, 2.75% and 2.5%, respectively. In 1997, as stated, the Government decided to replace the domestic deficit target with a total deficit target. From 1997 through 2005, the total deficit, excluding net allocation of credit, as a percentage of GDP, was 2.8%, 2.4%, 2.5%, 0.7%, 4.4%, 3.8%, 5.6%, 3.9% and 2.0% respectively. The deficit target was achieved in 2004 despite additional tax reductions which were in turn based on the increase in the tax revenues and the higher than projected GDP growth rate. In 2005, the deficit was lower than its target by more than 1% of GDP, mainly due to higher than expected revenues.
In order to reduce the budget deficit for 2003 and following years, a comprehensive economic plan (the “Economic Plan”), was approved in mid-2003. The first stage of the Economic Plan of 2003 was initiated in order to stabilize the economy, reverse the economic slowdown in the short term, and create conditions that would enable the economy to return to a sustainable growth trajectory. Among the measures that were taken were a significant reduction in Government expenses, comprehensive structural changes in the public sector, lowering of income tax and the resumption of the privatization process. Additionally, comprehensive reforms were implemented in order to reduce social welfare allowances, replace foreign workers with Israelis, and solve the growing actuarial deficits of the pension funds.
The 2004 budget represented the second stage in the Economic Plan, in effect a transition from the first step of halting the weakening of the economy to the next step of promoting sustainable growth in the Israeli economy. At that stage a multi-year policy was introduced, aimed at improving the standard of living across socioeconomic classes. Among measures that were taken were the reduction of Government expenditures as a percentage of GDP, reduction of debt as a percentage of GDP, reduction of taxes and comprehensive structural changes. All of these were major factors that contributed to strong growth in 2004, along with the acceleration in global economic activity. In 2004, the economy was characterized by rapid growth, including a sharp rise in exports and a concurrent increase in the business-sector product.
The 2005 budget represented the third step of the Economic Plan and is focused on the essential features necessary to maintain the current growth rate. Economic policy as reflected in the 2005 budget included measures to continue implementation of comprehensive reforms, such as limiting the increase in Government expenditures, further reducing the tax rates and further reduction of the debt to GDP ratio.

The original State budget for 2006 is NIS271.4 billion, and the deficit target is up to 3.0% of GDP. The main components of the 2006 budget are the Government budget adjustments following the continuation of the tax reform, an increase in investment in infrastructure, a decrease in the public sector as percentage of GDP, a decrease of the debt burden, the implementation of efficiency measures in the defense budget and the implementation of structural changes in various areas. The 2006 original State budget forecasts revenues and grants to Israel equal to NIS217.2 billion and gross expenditures and lending by Israel equal to NIS231 billion.
The following tables set forth the Government deficit and its financing on a total and domestic basis. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Tables 27 and 28 present the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII. Table 30 presents the budget net of these expenditures.

Table No. 27
The Budget Deficit and Its Financing
(in thousands of NIS at current prices)

	Actual	Actual	Actual	Actual	Original
	2002	2003	2004	2005	Budget 2006
Revenues and Grants
Tax revenues	NIS148,931,068	NIS145,284,611	NIS152,677,923	NIS163,123,228	NIS169,200,000
Non-tax revenues	34,624,934	36,181,069	36,434,585	38,832,995	36,416,719
Foreign grants	15,011,043	10,595,353	10,512,602	11,480,280	11,592,000

Total	198,567,045	192,061,033	199,625,110	213,436,503	217,208,719

Gross Expenditure and Lending
Current and capital expenditures	104,677,350	105,143,628	103,167,311	105,413,565	103,982,107
Transfer payments and subsidies	74,315,985	72,629,081	72,631,235	72,262,781	77,173,699
Interest payments and commissions(1)	27,716,906	32,479,416	31,938,430	33,193,167	35,531,450
Loans	3,244,004	3,964,325	3,052,686	3,016,674	3,111,281
Other expenditures	5,518,766	4,252,667	6,116,040	7,783,501	11,981,463

Total	215,473,011	218,469,117	216,905,702	221,669,688	231,780,000

Surplus (Deficit)	(16,905,966)	(26,408,084)	(17,280,592)	(8,233,185)	(14,571,281)

Financing
Foreign borrowings(2)	8,150,584	19,905,983	17,929,808	16,215,889	15,950,000
Foreign loan repayments	10,157,159	13,348,726	10,059,863	10,097,964	13,328,000

Foreign financing (net)	(2,006,575)	6,557,257	7,869,945	6,117,925	2,622,000

Domestic borrowings	57,604,816	58,106,937	39,953,680	35,999,214	49,051,281
Domestic loan repayments	33,178,272	35,750,619	27,967,383	38,136,038	39,102,000

Domestic financing (net)	24,426,544	8,252,373	11,986,297	(2,136,824)	(9,949,281)

Proceeds from Privatization	171,869	429,914	1,020,014	8,572,595	2,000,000

Cash Balance of the Government (at end of period)(3)
Deposits in NIS	(12,223,481)	(12,495,632)	(7,316,000)	7,000
Deposits in foreign currency included in budget	2,606,101	1,308,362	1,178,000	2,019,000
Deposits in foreign currency not included in budget	17,986,844	19,815,277	12,652,000	5,196,000

Total deposits in foreign currency	20,592,946	21,123,639	13,830,000	7,215,000

Total	8,151,844	8,317,833	6,514,000	6,927,000

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.

(2)	Including the conversion into the budget of proceeds borrowed under the U.S. loan guarantee program during the 1990s which originally were not used for budget financing.

(3)	Includes the accounts of NII.
Sources: Ministry of Finance, Bank of Israel.

Table No. 28
The Domestic Budget Deficit and Its Financing
(in thousands of NIS at current prices)

					Original
	Actual	Actual	Actual	Actual	Budget
	2002	2003	2004	2005	2006
Revenues and grants	NIS177,347,026	NIS171,427,241	NIS183,601,752	NIS199,549,255	NIS203,372,149
Gross expenditure and lending
Current and capital expenditures	90,930,353	95,115,415	91,738,108	93,505,105	93,558,750
Transfer payments and subsidies	71,162,789	70,619,306	70,612,272	72,262,781	75,162,617
Interest payments (including credit subsidies)	22,232,920	26,430,643	26,385,793	26,650,641	28,171,450
Loans	3,244,004	3,964,325	3,052,686	3,016,674	3,111,281
Other expenditures	5,518,766	4,252,667	6,116,040	7,783,501	11,981,463

Total	193,088,832	200,382,356	197,904,899	203,218,702	211,985,561

Domestic surplus (deficit)	(15,741,806)	(28,955,115)	(14,303,147)	(3,669,447)	(8,613,412)

Financing
Domestic borrowings	57,604,816	58,106,937	39,953,680	35,999,214	49,051,281
Domestic loan repayments	33,178,272	35,750,619	27,967,383	38,136,038	39,102,000

Domestic financing (net)	24,426,544	22,356,318	11,986,297	(2,136,824)	9,949,281

Source: Ministry of Finance.
Taxation and Tax Revenues
In 2005, the Israeli total tax burden was 38.7% of GDP, compared to 38.4% in 2004 and a previous high of 40.0% in 2000.
Israel has a progressive personal income tax with a top rate of 49%, supplemented by a 15% health and social security tax (including the employer’s contribution) and a 34% corporate tax rate. Indirect taxes consist primarily of a 16.5% V.A.T., which will be reduced to 15.5% effective July 1, 2006. In addition, a high purchase tax is levied on cars, alcohol, fuel and cigarettes. All imports from the European Union and the United States are duty-free, whereas customs are applied on selected imports from other countries.
In recent years, further changes to the tax system were adopted to integrate Israel more firmly into the global economy. As part of this policy, customs duties on imports continued to decline. Decisions made under GATT in 1994, with respect to reducing duties on agricultural products, went into effect on January 1, 1996. Israel has signed free trade agreements with both the United States and the EU, as well as with the EFTA countries, Canada, Turkey, Mexico, Bulgaria and Romania, which lowered customs duties on imports from these countries.
On January 1, 1995, a double taxation treaty with the United States went into effect. This treaty governs the income taxation of residents of the United States or Israel, as the case may be, who conduct business or otherwise derive income in the other country subject to the treaty jurisdiction. Among other things, the treaty provides for reduced rates of withholding tax on certain non-business income, such as dividends, interest, and royalties, that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism, and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.
In January 2003, Israel implemented a comprehensive multiyear reform of the direct-tax system. In the first stage, direct taxes on labor were reduced while the tax burden on capital income and income from foreign sources was increased. At the end of the process, in 2010, taxes on labor (income tax, health tax and social security tax) will be further reduced to a maximum of 44% and the corporate tax will be reduced to 25%.
Table No. 29
Government Taxes(1)
(in billions of NIS at current prices)

	Actual	Actual	Actual	Actual	Original
	2002	2003	2004	2005	Budget 2006
Income tax	NIS69.0	NIS64.8	NIS67.6	NIS73.8	NIS75.0
Value added tax	51.0	51.3	51.7	54.3	56.2
Other	27.1	27.6	32.2	33.5	36.8

Total	147.1	143.7	151.5	161.6	168.0

(1)	Not including social security contributions, local authorities taxes and VAT on defense imports.
Source: Ministry of Finance.
Table No. 30
Government of Israel Statement of Net Expenditures
(excluding capital expenditures)
(in millions of NIS at current prices)

	Actual	Actual	Actual	Actual	Original
	2002	2003	2004	2005	Budget 2006
Government Expenditures
Government administration	NIS18,413	NIS19,170	NIS20,159	NIS23,897	NIS25,245
Local authorities	4,338	3,583	3,692	4,060	3,732
Defense	48,313	45,474	45,762	48,344	42,452
Social services	76,639	75,563	74,846	75,651	80,723
Economic services	8,349	8,211	8,083	6,949	6,945
Interest payments	27,692	32,461	31,917	33,178	35,496
Credit subsidies	25	18	29	22	35
Reserves	—	—	—	—	5,369

Total expenditures (other than capital expenditures)	183,769	184,480	184,488	192,101	199,997

Development and Capital Account Expenditures
Development expenditures (including repayments of debt)	60,381	67,667	56,418	65,494	71,438
Repayments of debt	49,048	55,165	44,243	54,759	59,085

Source: Ministry of Finance.

Government Budget for 2006
The original State budget for 2006 is NIS271.4 billion and the deficit target for 2006 is up to 3.0% of GDP. Government expenditures (excluding payment of principal) are NIS231.8 billion. These expenditures (excluding payment of principal) are 40.3% of the projected 2006 GDP.
The first stage of the Israeli Economic Plan of 2003 was initiated in order to stabilize the economy, reverse the economic slowdown in the short term and create conditions that would enable the economy to return to a sustainable growth trajectory. The 2004 budget represented the second stage in the Economic Plan, in effect a transition from the first step of halting the weakening of the economy to the next step of promoting sustainable growth in the Israeli economy. The 2005 budget represented the third step of the Economic Plan in its focus on the measures necessary to consolidate growth and improve the standard of living across socioeconomic classes. The 2006 budget has four stated overarching objectives: establishing growth, strengthening economically disadvantaged populations, rendering public services more efficient and weakening public and private monopolies in order to protect consumers.
Budget Framework. The main components of the 2006 budget are the Government budget adjustment as required according to the total Deficit Reduction Law and the Sum of the Government Expenditures Law, the continuation of the tax reform, an increase in investment in infrastructure, the implementation of efficiency measures in the defense budget, lowered expenses due to improved efficiency and the implementation of structural changes in various areas, and the reduction of Israel’s debt to GDP ratio.
Increased Infrastructure Investment. In the 2006 budget, approximately NIS20 billion has been allocated to investments in infrastructure. This includes allocations for developing the railway network throughout the country and promoting the construction of access roads to the Cross-Israel Highway, representing the national investment in infrastructure. Over the next several years, this investment is expected to play a crucial role in accelerating economic activity and shortening distances between the central and peripheral areas of the country.
Reform in the Labor Market and Streamlining of Transfer Payments. Stimulating employment among unemployed people of working age is of paramount importance to the Government. The 2006 budget includes measures to stimulate employment that focus on two main areas: Reducing the number of foreign workers employed in Israel in order to transfer jobs to Israeli citizens and encouraging populations dependent on Government assistance to join the labor market. These measures include the operation of a program entitled “From Welfare to Employment,” which started in August 2005. As part of the program, job centers were opened in four regions in the country to assist the unemployed and equip them with the tools required to integrate into the job market, thereby decreasing their dependence on unemployment benefit support from the state. By January 2006, 5,600 out of a total of approximately 16,000 participants were placed in jobs, and 28% of the participants in the program ceased receiving unemployment benefits from the state. The 2006 budget for this program is NIS179 billion.
Tax Reform. The tax reform program was approved by the Knesset in June 2002 and took effect in January 2003. The reform includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for investments in the high-tech sector. The measures approved as part of the tax reform are expected to facilitate the creation of a more equitable tax system, stimulate employment and economic growth and enhance Israel’s further integration into the global economy. In July 2005, the Knesset approved some amendments to the program, to be implemented from 2005 to 2010, which include an accelerated implementation of the direct tax reform, an additional reduction of the tax on labor to a maximum rate of 44%, a reduction of the V.A.T. to 16.5%, a gradual reduction of the corporate income tax to 25%, and an increase and equalization of tax rates on the capital market. In June 2006, the Minister of Finance decided to further reduce the V.A.T. to 15.5% effective July 1, 2006.
Implementation of the Disengagement Plan. The Disengagement Plan Implementation Law (see “State of Israel—International Relations” above) that was approved by the Knesset in February 2005, gave the Government flexibility to enlarge the total deficit by additional 0.4% of GDP in 2005 and to increase the expenditure target by an additional 1% in each of 2005 and 2006. The total cost of the plan is estimated at NIS9 billion, out of which a total of NIS6 billion will be spent during 2005 and 2006.
Local Authorities
Local authorities in Israel include 71 municipalities, 128 local councils, 54 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. In November 2005, the first Israeli municipal bond ever was issued. As of December 31, 2004, the total outstanding debt of the local authorities was approximately NIS13.5 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2004 was approximately NIS7.7 billion. The Government transfers to the local authorities in 2004 totaled approximately NIS11.9 billion. In February 2004 and in November 2005, the Government decided to transfer an additional NIS1.5 and NIS0.3 billion, respectively, to the local authorities to assist in resolving their large deficit. These transfers are conditioned on the local authorities taking efficiency measures and having a balanced budget. In 2003, as part of a plan to decrease the number of local authorities, 22 local authorities were combined into 11.
Social Security System
National Insurance Law. Under Israel’s National Insurance Law, the National Insurance Institute of Israel (“NII”), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2005, total expenditures by the NII were NIS43.3 billion as compared with NIS42.8 billion in 2004. The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law and interest income on deposits representing surpluses from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2005, the Government’s transfer payments to the NII and the Government’s share of the NII provision for non-contributory payments totaled NIS12.6 billion and NIS7.8 billion, respectively. The aggregate amount of Government transfer payments to the NII in the 2006 budget is NIS22.2 billion, compared to an actual total Government transfer of NIS21.3 billion in 2005.
Health Care. Israel has an advanced medical system, with four public health insurance organizations and a ratio of one doctor for approximately every 220 people. A health care tax, which varies based on gross salary and averages 4.2% of an individual’s gross salary, funds a portion of health care benefits, with the remainder funded by the Government. In 1997, the Government enacted legislation in order to enhance efficiency in the health care market. The legislation expands the flexibility, authority and responsibilities of the health funds under the national health care law, and thereby gives them incentives to make their services more efficient. Additional changes relate to the reduction of systematic redundancies and introduction of bookkeeping arrangements among agencies in the system which will result in greater savings and efficiency. In 1998, due to long waiting periods for surgical operations, new health care corporations were established. These corporations operate the Government-owned hospitals beyond regular operating hours. Each hospital is given a share of the income from the fees that are paid by patients to the health care corporations in return for the use of the hospital’s facilities.
In 2002, after approval of new regulations by the Knesset, the Government started to regulate the financial relations between the health care corporations and the hospitals. The Government developed an arrangement that would allow patients to choose any physician that works in a Government-owned hospital. In addition, in 2004 the Knesset decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform was implemented in May 2005.
In 2007, the Government intends to transfer responsibility for psychiatric and public health services to the health insurance organizations, to convert some of the Government-owned hospitals into non-profit self-managing organizations or corporations owned by one of the health insurance organizations, and to decrease hospitals’ expenditures on medical malpractice insurance. These structural reforms are expected to make the Israeli health system more effective, to decrease the Ministry of Health’s involvement in providing services and to increase its regulatory authority.
The 2006 Government health care budget is approximately NIS23 billion. Health care expenditures (including expenditures by the public) were 8.3% of Israel’s GDP in 2004.
Pension Funds
Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to a collective agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age

(or at the time of another insurable event), the employee becomes entitled to receive pension payments.
There are generally two types of pension funds in Israel: An older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive plan of recovery for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.
As of May 2003, the estimated actuarial deficits of the older pension funds were NIS109 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age. Under this plan, the Government will bear an obligation of approximately NIS82.9 billion over the next 35 years. In 2004, the Government transferred NIS800 million from the State budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Steps taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, including a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated Government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated Government bonds. A Government committee appointed new managers for the pension funds with actuarial deficits in June 2003. These new managers have replaced the existing managers, who had been appointed by the Histadrut, with a view to ensuring professional and responsible management of the funds. In January 2004, a Memorandum of Understanding between the Minister of Finance and the head of the Histadrut was signed, completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers.
In December 2004, the Minister of Finance approved a procedure for the transfer of financial aid to the older pension funds that had been actuarially balanced, based on their assets. The financial aid was needed due to the aforementioned changes in the issuance of Government bonds.
The majority of public sector employees are presently participating in a “pay-as-you-go” plan mandated by the State Service (Benefits) Law. The actuarial liabilities of the Government with respect to pension benefits payable under this plan were approximately NIS337.3 billion as of December 31, 2005. The Government signed an agreement with the Histadrut that provides that new Government employees will not participate in the existing unfunded Government pension plan, but will instead participate in the new funded pension plans (described above), to which the Government will make contributions on their behalf in the same manner as any other employer. This agreement prevents the participation of additional employees in the unfunded Government pension plan and is expected to reduce the actuarial Government liabilities in the long run. As an additional step, which reduces the actuarial liabilities of the Government, beginning in January 2004, all Government workers who are covered by unfunded Government pensions contribute 1% of their salary to the plan. In January 2005, the contribution was increased to 2% of salary.

PUBLIC DEBT
General
Public sector debt (“public debt”) in Israel consists of the local currency and foreign currency debt of the public sector. Net public debt as of December 31, 2005 was NIS485.7 billion (78.7% of GDP), of which NIS17.4 billion was net foreign currency debt, compared to net public debt of NIS487.7 billion as of December 31, 2004. Following four years of increases, in the last year, net public debt as a percentage of GDP has declined, marking a return to the pre-2001 trend.
Table No. 31
Net Public Debt(1)
(at end-of-year current prices in billions of NIS)

	Year
	2001	2002	2003	2004	2005
Local Currency	NIS368.5	NIS416.4	NIS444.7	NIS464.9	NIS468.3
Foreign Currency(2)	17.5	17.5	17.8	20.8	18.4

Total	386.0	433.9	462.5	485.7	486.7

(1)	The net public debt includes debt of local authorities, except the local authorities’ debt to the Government.
(2)	Net foreign currency public debt equals the Government’s foreign currency liabilities minus foreign reserves.
Source: Bank of Israel.
Table No. 32
Ratio of Net Public Debt to GDP
(percentage of GDP at end-of-year prices)

	Year
	2001	2002	2003	2004	2005
Local Currency	77.0%	84.3%	88.5%	88.7%	84.5%
Foreign Currency	3.8	3.9	4.0	4.4	3.1
Total	80.8	88.3	92.5	93.1	87.7

Source: Bank of Israel.
Domestic Public Debt
Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as the Government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2005, the domestic net public debt was NIS468.3 billion, as compared with a domestic net public debt of NIS464.9 billion in 2004.

The domestic public debt is comprised of transferable and non-transferable debt, which is raised through issues of bonds denominated in NIS. Nontransferable debt is issued to financial institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of nontransferable debt as a portion of the total domestic debt have decreased, mainly due to the reduction of designated bonds issuance to pension funds (see “Public Finance —Pension Funds” above).
In recent years, the Ministry of Finance took some major steps in order to increase the transferability and liquidity of its bonds. Between 1995 and 2005, the CPI–linked component in the overall domestic transferable debt decreased from 81.0% to 41.9%, and the USD-linked component decreased from 10.1% to 0.1%. Correspondingly, the Ministry of Finance reduced the number of issued bond series and increased their average size. As a result, the number of traded bond series fell sharply, from 265 in 1992 to only 54 at the end of 2005.
Table No. 33
Annual Local Currency Government Debt Issuances
(gross proceeds in billions of NIS)

	Year
	2001	2002	2003	2004	2005
Total Issuances
Tradable	NIS39.5	NIS44.9	NIS44.4	NIS36.0	NIS32.2
Non-tradable	13.0	12.7	13.2	3.8	3.8

Total	52.5	57.6	57.6	39.8	36.0

Average Maturity (in years)
Tradable	9.1	8.7	8.0	8.8	9.9
Non-tradable	14.6	14.5	14.4	13.0	13.1
All	10.7	9.4	8.8	9.1	10.6

Source: Bank of Israel.
External Public Debt
Except as otherwise specified, and for the purpose of the statistical data contained herein, Israel’s gross external debt is defined, in compliance with the International Monetary Fund definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). Public sector includes the government, the Bank of Israel and the National Institutions (i.e., The Jewish Agency) for this purpose.
On December 31, 2005, Israel had no external short-term floating rate indebtedness. The Government is the principal public sector borrower. In 2005, the public sector’s share of Israel’s gross external debt was 41.6%, a slight increase from the 41.3% level of 2004. The share of the Government’s gross external debt of its total debt (external and internal) was 26.2% in 2005, compared to 24.9% in 2004, 25.0% in 2003 and 25.7% in 2002.

Total public sector external debt in 2005 was $31.4 billion, an increase of $132 million from the 2004 level. Factors that contributed to the increase in the public sector external debt were the issuance of a €750 million bond under the Euro Medium Term Note program and the issuance of US$1 billion through the State of Israel Bonds Organization. Total external assets of the public sector in 2005 were $28.6 billion, a decrease from $29.0 billion in 2004.
The net external debt of the public sector, defined as the public sector external debt less foreign assets of the public sector, increased slightly in 2005. As a percentage of GDP, net public sector external debt as of December 31, 2005 was 2.3%. This level reflects a slight increase compared to the 1.9%, 1.5% and 1.4% levels at the end of 2004, 2003 and 2002, respectively. However the 2005 level was still a sharp decrease from the peak of 55% in 1985. Furthermore, the average maturity of the net external debt has lengthened in recent years and the annual cost of servicing such debt has also declined in both absolute and relative terms.
As of December 31, 2005, approximately 87.6% of Israel’s public external debt is denominated in dollars, approximately 6.6% is denominated in euros and approximately 0.6% is denominated in GBP.
Israel’s access to external funding has broadened increasingly over the past decade. From the mid-1980s to 1992, the major source of external net borrowings by the Government was State of Israel Bonds organization (“Israel Bonds”), with the remainder coming from foreign governments, international institutions and foreign banks. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd. and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not freely transferable. The Israel Bonds has proven to be a reliable and important source of financing for Israel, particularly under adverse circumstances, because many purchasers are individuals and institutions, including the worldwide Jewish community, that have an interest in Israel. Israel expects to continue to issue Israel Bonds in the future.
By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1.0 billion per year. On December 31, 2005, the outstanding balance of State of Israel Bonds was $10.1 billion, representing approximately 32.1% of Israel’s total public sector external debt.
From 1993 through 1998, the main source of external borrowings by the Government was the U.S. loan guarantee program. This program was enacted in 1992 for the stated purpose of supporting “Israel’s extraordinary humanitarian effort to resettle and absorb immigrants into Israel from the republics of the former Soviet Union, Ethiopia and other countries.” The U.S. loan guarantee program provided for the guarantee of up to $10.0 billion in principal amount of loans to Israel during U.S. government fiscal years 1993 through 1998. Under the program, the United States guaranteed all payments of principal and interest on bonds issued by Israel.
During 1998, Israel completed its borrowings under the first U.S. loan guarantee program. Israel borrowed a total of $9.3 billion under this program through the issuance of guaranteed notes having various terms, interest rates and maturity. At the end of 2005, approximately $1.1 billion of the proceeds from these loans remained in the Government’s account with the Bank of Israel.

In April 2003, the United States approved a new loan guarantee program that provided for the guarantee of up to $9 billion in principal amount of loans to Israel during U.S. government fiscal years 2003 through 2005, with the unused balance available for financing in 2006. In 2005, the program was amended to permit financing through the end of United States fiscal year 2008. Under the program, the United States issues guarantees with respect to all payments of principal and interest on bonds issued by Israel. The aim of the program is to support Israel’s comprehensive economic program and to create conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. In 2005, the United States granted Israel’s request to extend the program for two more years, so that the program will be available through 2008. Under the loan guarantee program, between September 2003 and November 2004 Israel issued notes totaling $4.1 billion face value. Israel did not issue any notes under the loan guarantee program in 2005.
During 2005, Israel borrowed a total of approximately $1.9 billion foreign debt and redeemed a principal amount of $2.3 billion. In 2005, Israel borrowed approximately $1.0 billion through Israel Bonds. In October 2005, Israel issued €750 million face value of euro-denominated 3.75% bonds due 2015.
At the end of 2005, 60% of the external public debt was transferable. This ratio reflects an increase from the 58% level at the end of 2004.
Credit Rating
In February 2006, Standard & Poor’s Rating Services affirmed the long-term local currency rating on the State of Israel at ‘A+’, the long-term foreign currency rating at ‘A-’ (‘A minus’), and the short-term local and foreign currency rating at ‘A-1’. Its outlook for the State of Israel credit rating is “Stable”.
Moody’s Investors Services’ long-term local and foreign currency ratings for the Government of Israel are ‘A2’, and the short-term foreign currency rating is ‘P1’. In May 2006, Moody’s Investors Services upgraded its outlook on the Government of Israel’s long-term local and foreign currency rating from “Stable” to “Positive.” Later that month, the company updated the State of Israel’s country ceiling for bonds to ‘Aa1’.
Fitch Ratings’ credit ratings on the State of Israel are ‘A’ on the long-term local currency, ‘A-’ (‘A minus’) on the long-term foreign currency and ‘F1’ on the short-term foreign currency. The outlooks for the State of Israel credit rating are “Stable”. In February 2005, Fitch Ratings upgraded its outlook on Israel’s long-term local currency rating from “Negative” to “Stable”.

Table No. 34
Outstanding Public Sector External Debt(1)
(in millions of dollars)

	Balance at Year End
	2001	2002	2003	2004	2005
Public sector external debt
Foreign governments and international institutions	$2,859	$2,725	$2,658	$2,478	$2,105
Negotiable bonds guaranteed by the U.S. government	12,784	12,510	13,894	14,992	14,734
Negotiable bonds—unguaranteed	1,328	1,859	2,808	3,253	4,101
State of Israel bonds	9,376	9,689	10,080	10,114	10,091
Foreign banks	590	591	468	429	367

Total	26,937	27,374	29,908	31,266	31,398

Total public sector external assets	25,353	25,934	28,233	28,989	28,647

Net public sector external debt	1,584	1,440	1,675	2,277	2,751

(1)	Includes accrued interest.
Sources: Ministry of Finance, Bank of Israel.
Israel’s major sources of foreign currency financing have been low-cost, long-term debt backed by guarantees of the United States and bonds and notes issued through Israel Bonds. Consequently, the majority of Israel’s outstanding public sector external debt was issued at favorable interest rates with a maturity of 10 years or more.

Table No. 35
Forward Amortization of Public Sector External Debt – Principal Payments
(in millions of dollars)(1)(2)

	Outstanding
	Amounts
	as of
	December						2011 and
	31, 2005	2006	2007	2008	2009	2010	Thereafter
U.S. government (USD)	$1,304	$200	$148	$125	$87	$86	$659
Other foreign governments and international institutions (EUR)	800	48	45	39	37	41	590
Negotiable bonds guaranteed by the U.S. government (USD)	14,739	531	601	678	661	527	11,740
Negotiable bonds unguaranteed
of which in USD	1,476					369	1,107
of which in EUR	1,354	358			358		637
of which in JPY	252		125				126
of which in GBP	129						129
of which in NIS	732						732
State of Israel bonds
of which in USD	9,688	1,314	1,325	1,069	932	908	4,140
of which in CAD	393	47	61	63	57	56	109
of which in GBP	9	1			2	5	1
Foreign banks
of which in USD	326	231	7	4	6	3	75
of which in EUR	5	2	2				1
of which in JPY	6	2	2	2
of which in CHF	27	2	3	2	3	3	14
Total	31,240	2,737	2,319	1,982	2,144	1,998	20,059

(1)	Repayments are for originally long-term (over a year) loans.

(2)	Includes accrued interest.
Sources: Bank of Israel and Ministry of Finance calculations.

Table No. 36
Forward Amortization of Public Sector External Debt – Interest Payments
(in millions of dollars)(1)

	Outstanding
	Amounts
	as of
	December						2011 and
	31, 2005	2006	2007	2008	2009	2010	Thereafter
U.S. government (USD)	$301	$64	$50	$41	$34	$29	$83
Other foreign governments and international institutions (EUR)	116	13	12	11	10	9	61
Negotiable bonds guaranteed by the U.S. government (USD)	12,841	660	727	795	786	777	9,097
Negotiable bonds unguaranteed
of which in USD	1,014	107	107	107	107	88	498
of which in EUR	466	84	61	61	61	33	166
of which in JPY	165	11	11	6	6	6	125
of which in GBP	335	12	12	12	12	12	275
of which in NIS	98	14	14	14	14	14	28
State of Israel bonds
of which in USD	2,128	478	380	258	243	233	536
of which in CAD	131	13	12	8	5	10	83
of which in GBP	2	0.4	0.4	0.4	0.3	0.1
Foreign banks
of which in USD	75	8	1				66
of which in other currencies	8	3	1	1	1	1	1
Total	17,680	1,467	1,388	1,315	1,279	1,212	11,019

(1)	Repayments are for originally long-term (over a year) loans.
Sources: Bank of Israel and Ministry of Finance calculations.
Government Guarantees
In certain cases, the State may issue financial guarantees of third-party obligations if the Government determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee to the State. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate obligations under such guarantees (not including guarantees set forth under category (iii) below) issued may not exceed 10% of the total budget expenditures of the same year. Government guarantees fall into three general categories: (i) guarantees to support economic activities, including encouragement of capital investment; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector, or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees given to support foreign trade made through the Israel Export Insurance Corporation Ltd. (“ASHR’A”), a Government-controlled company that provides export guarantees, guarantees against foreign political risks on a transaction-by-transaction basis and direct guarantees for certain large individual transactions, particularly those involving military equipment. These guarantees, fees and other receipts associated with them are included in the national accounts but, other than some of the guarantees listed in clause (i) and (ii), are not part of the Government’s annual budget.
On December 20, 2005, the state of Israel signed a guarantee in favor of IEC Gas Pipeline Trust for the financing of a State-owned pipeline built by IEC in the amount of $250 million. The Guarantee is insured by the Overseas Private Investment Corporation (“OPIC”), an agency of the United States Government.
As of December 31, 2005, approximately $2.6 billion in Government guarantees were outstanding.
The following table sets forth the outstanding Government guarantees of third-party indebtedness by category.
Table No. 37
Government Guarantees by Category
(as of December 31, 2005)
(in millions of NIS)
Guarantee Programs

Hotel Funds	NIS137.5

Small Business Funds	3.8

Capital Investment Law	14.8
Development Bank Loans	15.0
Absorption and Construction	21.0
Other Industries	2.7
Total	194.8
State-Owned Enterprises

IEC Corporation	NIS7,884.0
Israel Aircraft Industries	209.9
Israel Military Industries	418.2
El-Al Israel Corporation	244.8
Total	8,756.9
International Trade

Foreign Trade Insurance	NIS2,905.1
Total	2,905.1

Source: Ministry of Finance.

DEBT RECORD
Israel has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION
Foreign Currency Debt of the Government of Israel

				Outstanding
				Amount on
				December 31, 2005
Interest Rate (%)	Issue Date	Maturity	Currency	(in millions)
Loans from the Government of the United States of America
3.000%	Oct. 1976	Oct. 2016	USD	105.3
8.204	Feb. 1976	June 2006	USD	9.8
7.676	Aug. 1976	June 2006	USD	26.9
3.000	Apr. – Aug. 1977-	Apr. – Aug. 2017	USD	135.5
7.869	Feb. 1977	Oct. 2006	USD	4.9
7.916	July 1977	May 2007	USD	36.6
3.000	Jan. – Nov. 1978	Jan. – Nov. 2018	USD	237.7
8.606	Mar. 1978	Jan. 2008	USD	61.0
9.228	Jan. 1979	Dec. 2008	USD	73.2
3.000	Dec. 1979	Mar. 2009	USD	16.9
3.000	Apr. 1983	Nov. 2019	USD	148.5
7.753	July 1984	July. 2014	USD	30.7
8.359	Mar. 1986	Aug. 2011	USD	58.5
8.689	Sep. 1986	Aug. 2014	USD	263.4

Bonds issued under the U.S. Loan Guarantee Program

Zero Coupon	Mar. 1993	Mar. 2023	USD	350.6	(1)
Zero Coupon	Sep. 1993	Sep. 2023	USD	357.2	(1)
6.600	Mar. 1994	Feb. 2008	USD	167.6
6.800	Mar. 1994	Feb. 2012	USD	333.0
		Feb. 2012 – Aug.
Zero Coupon	Sep. 1994	2024	USD	196.8	(1)
Zero Coupon	Sep. 1994	Aug. 2024	USD	226.7	(1)
Zero Coupon	Nov. 1994	Nov. 2024	USD	277.0	(1)
Zero Coupon	Sep. 1995	Aug. 2025	USD	252.5	(1)
Zero Coupon	Jan. 1996	Aug. 2025	USD	415.2	(1)
Zero Coupon	Aug. 1996	Aug. 2026	USD	471.9	(1)
Zero Coupon	Jan. 1997	Nov. 2026	USD	378.2	(1)
		Feb. 2009 – Aug.
Zero Coupon	Sep. 1997	2027	USD	256.8	(1)
Zero Coupon	Jan. 1998	Nov. 2027	USD	787.0	(1)
5.5	Sep. 2003	Sep. 2023	USD	1,150.0
5.5	Sep. 2003	Sep. 2033	USD	450.0
5.5	Dec. 2003	Dec. 2023	USD	750.0
5.5	Apr. 2004	Apr. 2024	USD	1,000.0
5.125	Nov. 2004	Nov. 2024	USD	750.0

Housing Loans Guaranteed by the U.S. Government

8.723	Apr. 1991	Mar. 2021	USD	358.5

(1)	Proceeds realized, not face amount.
Source: Ministry of Finance.

				Outstanding
				Amount on
				December 31, 2005
Interest Rate (%)	Issue Date	Maturity	Currency	(in millions)
Loans from the Government of Germany
2.000	Dec. 1975	June 2006	EUR	0.1
4.500	Oct. – Dec. 1986	June – Dec. 2006	EUR	5.0
4.500	Dec. 1987	Dec. 2007	EUR	11.9
4.500	Dec. 1988	Dec. 2008	EUR	10.7
2.000	Nov. – Dec. 1989	Dec. 2019	EUR	49.6
2.000	Jan. 1991	Dec. 2020	EUR	53.7
2.000	Dec. 1991	Dec. 2021	EUR	57.3
2.000	Dec. 1992	Dec. 2022	EUR	60.8
2.000	Dec. 1993	Dec. 2023	EUR	82.8
2.000	Dec. 1994	Dec. 2024	EUR	48.6
2.000	June 1995	June 2025	EUR	69.8
2.000	Dec. 1996	Dec. 2026	EUR	46.0
2.000	Jan. 1998	Dec. 2027	EUR	25.6
2.000	Sep. 2000	Dec. 2030	EUR	4.6
2.000	Dec. 2001	Dec. 2030	EUR	10.4
2.000	Dec. 2003	Dec. 2030	EUR	1.2
2.000	Dec. 2004	Dec. 2030	EUR	2.0
2.000	Aug. 2005	Dec. 2030	EUR	2.0

Source: Ministry of Finance.

Loans from Government Trusts backed by the U.S. Government
(in connection with refinancing of U.S. Foreign Military Sales Loans)
9.7450	Sep. 1988	Nov. 2013	USD	790.8
9.7410	Nov. 1988	May 2013	USD	548.0
8.9549	Aug. 1989	Nov. 2011	USD	144.8

Source: Ministry of Finance.

Loans from Various Financial Institutions in the United States Guaranteed by the U.S. Government
LIBOR + 0.375	Aug. 1990	July 2009	USD	9.4
LIBOR + 0.375	Sep. 1990	Aug. 2010	USD	12.6
LIBOR + 0.375	Jan. 1994	Dec. 2007	USD	4.7

Source: Ministry of Finance.

				Outstanding
				Amount on
				December 31, 2005
Interest Rate (%)	Issue Date	Maturity	Currency	(in millions)
Loans from Israeli and Non-Israeli Banks
4.00	Feb. 1989	Jan 2006	USD	0.5
EUROIBOR + 4.15	Sep. 1997	June 2015	CHF	25.4
1.15	Sep. 1997	June 2015	CHF	9.5
1.81	Dec. 1997	Sep. 2007	JPY	381.5
4.69	Oct. 1998	June 2015	EUR	1.8
1.69	Oct. 1998	June 2015	EUR	0.7
LIBOR + 0.45	Aug. 2001	Aug. 2006	USD	225.0

Source: Ministry of Finance.

International Capital Markets Issues
3.000	Aug. 1997	Aug. 2007	JPY	20,000.0
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
4.75	June 1999	June 2006	EUR	400.0
7.75	Mar. 2000	Mar. 2010	USD	500.0
3.5	Dec. 2001	Dec. 2031(1)	JPY	20,000.0
5.875	Feb. 2002	Feb. 2009	EUR	400.0
6.45	Dec. 2002	Dec. 2012	USD	75.0
4.625	June 2003	June 2013	USD	750.0
5.125	Mar. 2004	Mar. 2014	USD	500.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0

(1)	Issuer call option exercisable in December 2006 and every 5 years thereafter.

Source: Ministry of Finance.

State of Israel Notes
(Issued through the Israel Bonds)

						Outstanding
						Amount on
						December 31,
	Interest					2005
Issues	Rate (%)(1)	Issue Date	Maturity		Currency	(in millions)
Average Prime Issues(2)	AP – 1.75%	Dec. 1996 – Dec. 1999	Dec. 2003 – Dec. 2006	(6)	USD	80.7

Libor Issues(3)	Libor + 0.4%	Dec. 1996 – Dec. 2001	Dec. 2003 – Dec. 2008	(6)	USD	143.7
	Libor + 0.4%	Dec. 2001 – Dec. 2004	Dec. 2008 – Dec. 2011		USD	121.2

Libor Issues(4)	Libor + 0.6%	Oct. 1999 – Dec. 1999	Oct. 2004 – Dec. 2004	(7)	USD	6.4
	Libor + 0.6%-0.75%	Dec. 1999 – Jan. 2001	Dec. 2004 – Jan. 2006	(6)	USD	22.8
	Libor + 0.6%	Jan. 2001 – Aug. 2003	Jan. 2006 – Aug. 2008	(6)	USD	298.3
	Libor + 0.6%	Aug. 2003 – Mar. 2005	Aug. 2008 – Mar. 2010		USD	226.3
	Libor + 0.4%	Jan. 2005 – June 2005	Jan. 2012 – June 2012		USD	42.2
	Libor + 0.5%	Apr. 2005 – Aug. 2005	Apr. 2010 – Aug. 2010		USD	81.1
	Libor + 0.2%	Jul. 2005 – Dec. 2005	Jul. 2012 – Dec. 2012		USD	15.5

Issues	Base Rate(5)	1999 – 2005	2006 – 2012		GBP	5.2

(1)	All notes pay interest semiannually on June 30 and December 31.

(2)	The average prime rate is determined according to the average prime rates of Citibank N.A. and Bank of America Corp.

(3)	The Libor Rate is for a six-month period rounded upwards to the next 1/16%.

(4)	The Libor Rate is for a three-month period rounded upwards to the next 1/16%.

(5)	The base rate is determined according to the base rate of Barclays PLC, HSBC Bank PLC, National Westminster PLC and Lloyds Bank PLC. Notes issued in 2005 and thereafter bear interest of Base Rate + 0.5%.

(6)	Put option commencing five years from the issue date.

(7)	Issues that previously matured for which there are outstanding amounts because holders have not requested these amounts.
Source: Ministry of Finance.

State of Israel Bonds
(Issued through the Israel Bonds)

					Outstanding
					Amount on
					December 31,
	Interest				2005
Issues	Rate (%)	Issue Date	Maturity	Currency	(in millions)(1)
Development Issue
7th – CIB	4.0	Feb. 1988 – Jan . 1997	Feb. 2003 – Jan. 2012	USD	209.0
– Int’l savings	4.0	Sep. 1996 – Dec. 1999	Sep. 2011 – Dec. 2014	USD	43.0
– Amended CIB	4.0	Oct. 1996 – Dec. 2005	Oct. 2011 – Dec. 2020	USD	83.1
– Amended Registered	4.0	Jul. 1996 - Dec. 2005	Jul. 2011 - Dec. 2020	USD	77.5
Savings
– Amended Int’l savings	4.0	Sep. 1996 – Dec. 2005	Sep. 2011 – Dec. 2020	USD	33.6
5th Dev. Inv. – Coupon	5.5	Feb. 1977 – Feb. 1987	Feb. 1997 – Feb. 2006	USD	2.3
– CIB	5.5	Jan. 1983 – Jan. 1987	Jan. 2003 – Feb. 2007	USD	1.7

Variable Rate Issue (VRI)
5th	(2)	Mar. 1987 – Jun. 1990	Mar. 1999 – Jun. 2002 (9)	USD	4.9
6th	(2)	May 1990 – Nov. 1991	Mar. 2002 (9)	USD	0.8
7th	(2)	Nov. 1991 – Apr. 1992	Sep. 2003 (9)	USD	3.6
8th	(2)	Apr. 1992 – Aug. 1992	Mar. 2004	USD	2.5
9th	(2)	Jun. 1992 – Oct. 1992	Jun. 2004	USD	2.1

Individual Variable Rate Issue (IVRI)
3rd	(3)	Feb. 1987 – Dec. 1990	Feb. 1999 – Dec. 2002 (9)	USD	0.2
4th	(3)	Oct. 1990 – May 1994	Oct. 2002 – May 2006	USD	24.7
5th	(3)	May 1994 – Apr. 1996	May 2006 – Apr. 2009	USD	68.8
6th	(3)	May 1997 – Jan. 1999	May 2009 – Jan. 2011	USD	71.3

Chai Issue
1st	5.8	Apr. 1999 – Feb. 2002	Apr. 2004 – Feb. 2007	USD	7.5
2nd	5.8	Mar. 2002 – Oct. 2002	Mar. 2007 – Oct. 2007	USD	29.7
3rd	3.9-4.5	Nov. 2002 – Jan. 2005	Nov. 2007 – Jan. 2010	USD	16.2

Mazal Tov
1st	3.7-4.25	Mar. 2004 – Aug. 2005	Mar. 2009 – Aug. 2010	USD	14.4
1st Amended	3.7-4.4	Aug. 2005– Jan. 2006	Aug. 2010– Jan. 2011	USD	4.4

Canadian Issues
Floating Rate	(4)	Mar. 1994 – Dec. 1994	Mar. 2006 – Dec. 2006	CAD	2.7
2nd Floating Rate	(4)	Jan. 1995 – Jan. 2006	Jan. 2007 – Jan. 2018	CAD	27.1
EDI	5.25 – 7.2	Jan. 1998 – Oct. 2001	Jan. 2003 – Oct. 2006	CAD	31.4
2nd EDI	3.4-5.7	Oct. 2001 – Jan. 2006	Oct. 2006 – Jan. 2011	CAD	251.3
Chai	5.8	Apr. 1999 – Apr. 2003	Apr. 2004 – Apr. 2008	CAD	12.7
2nd Chai	3.4-4.5	Apr. 2003 – Jan. 2006	Apr. 2008 – Jan. 2011	CAD	12.9
Zero Coupon	6.15-7.45	Oct. 2000 – Jan. 2005	Oct. 2010 – Jan. 2015	CAD	105.7
2nd Zero Coupon	4.3-5.6	Nov. 2004 – Jan. 2006	Nov. 2014 – Jan. 2016	CAD	15.0

Economic Development Issue (EDI)
4th	7.2 – 8.4	Jun. 1994 – Mar. 1995	May 2004	USD	8.3
5th	6.0 – 7.7	Mar. 1995 – Oct. 1996	Apr. 2005	USD	8.9
6th	7.0	Sep. 1996 – Jun. 1996	Sep. 2006	USD	374.5
7th	6.75 – 7.5	May 1997 – Dec. 1997	May 2007	USD	384.3
8th	6.1 – 6.75	Oct. 1997 – Apr. 1998	Aug. 2007	USD	202.3

					Outstanding
					Amount on
					December 31,
	Interest				2005
Issues	Rate (%)	Issue Date	Maturity	Currency	(in millions)(1)
Zero Coupon Issues
4th	6.5 – 8.1	Feb. 1995 – Apr. 1996	Feb. 2005 – Apr. 2007	USD	139.2
5th	5.65 – 7.9	Jan. 1997 – Feb. 2000	Jan. 2007 – Feb. 2010	USD	186.5
6th	6.65 – 8.0	Feb. 2000 – Dec. 2001	Feb. 2010 – Dec. 2011	USD	94.3
7th	6.65 – 7.15	Mar. 2001 – Feb. 2002	Mar. 2011 – Feb. 2012	USD	102.1
8th	4.25 – 7.00	Feb. 2002 – Jan. 2006	Feb. 2012 – Jan. 2016	USD	903.0

Floating Rate Issue(FRI)
1st	(5)	Jan. 1993 – May 1996	Matured(9)	USD	0.8
1st Amended	(5)	Feb. 1996 – May 1996	Matured(9)	USD	0.5
2nd	(6)	May 1996 – May 1998	Mar. 2006	USD	66.1
3rd	(6)	Feb. 1998 – Aug. 1998	Jan. 2008	USD	58.4
4th	(7)	Aug. 1998 – May 1999	Aug. 2008 – May 2009	USD	140.9
4th additional	(7)	Mar. 1999 – Dec. 2002	Mar. 2009 – Dec. 2012	USD	49.3

Certificates
$250	0.0	July 1983 – Jan. 1995	July 1988 – Jan. 2000(9)	USD	8.9
$100	0.0	Jan. 1995 – Jun. 1999	Jan. 2000 – Jun. 2004(9)	USD	3.9

Jubilee
5 Years	4.75-7.45	Mar. 1998 – Jun. 2001	Apr. 2003 – Jun. 2006	USD	138.8
2nd 5 Years	5.25-6.0	Jun. 2001 – Jan. 2002	Jun. 2006 – Jan. 2007	USD	289.9
3rd 5 Years	3.50 -5.60	Mar. 2002 – Aug. 2005	Mar. 2007 – Aug. 2010	USD	1,709.4
3rd 5 Years Amended	4.15 -4.9	Aug. 2005 – Jan. 2006	Aug. 2010 – Jan. 2011	USD	70.4
10 Years	5.50-7.70	Mar. 1998 – Jun. 2001	Apr. 2003 – Jan. 2011	USD	211.4
2nd 10 Year	6.40-6.80	Jun. 2001 – Jan. 2002	Jun. 2011 – Jan. 2012	USD	139.1
3rd 10 Year	4.90 – 6.80	Mar. 2002 – Aug. 2005	Mar. 2012 – Aug. 2015	USD	1,046.9
3rd 10 Year Amended	4.55 – 5.2	Aug. 2005 – Jan. 2006	Aug. 2010 – Jan. 2011	USD	10.1

Libor Floating Rate Issue(8)
1st	Libor+0.75-0.9	Oct. 1999 – Aug. 2000	Oct. 2009 – Aug. 2010	USD	116.5
2nd	Libor+0.75	Jul. 2000 – Jan. 2001	Jul. 2010 – Jan. 2011	USD	87.1
3rd	Libor+0.75	Dec. 2000 – Jun. 2001	Dec. 2010 – Jun. 2011	USD	92.8
4th	Libor+0.6-0.75	Jul. 2001 – Aug. 2005	Jul. 2011 – Aug. 2015	USD	290.1
5th	Libor+0.3%-0.6%	Aug. 2005 - Jan. 2006	Aug. 2010 - Jan. 2011	USD	68.2

(1)	Not including USD49.3 million awaiting Bond issuance by Fiscal Agent.

(2)	Minimum annual interest rate of 7.5 plus 50% of the excess, if any, over 7.5% of the average of the prime rate quoted by Bank of America Corp. and Citibank N.A.

(3)	Interest rate equals 5% plus one-half of the difference between prime and 5% if prime is greater than 5% and equals prime if prime is less than 5%.

(4)	Interest rate equals Canadian prime minus 75 basis points.

(5)	Interest rate equals average prime minus 75 basis points.

(6)	Interest rate equals average prime minus 150 basis points.

(7)	Interest rate equals average prime minus 175 basis points.

(8)	The Libor Rate is for a three-month period rounded upward to the next 1/16%.

(9)	Issues that previously matured for which there are outstanding amounts because holders have not requested these amounts.
Source: Ministry of Finance.

Balances of the Government’s Foreign Currency Debt by Currency
(as of December 31, 2005)

Total
(in millions)
United States Dollars (USD)	22,691.1
Euro (EUR)	2,094.9
Canadian Dollar (CAD)	458.8
Swiss Francs (CHF)	34.9
British Pound Sterling (GBP)	105.2
Japanese Yen (JPY)	40,381.5

Source: Ministry of Finance.
Government Guarantees of Foreign Currency Indebtedness

						Outstanding
		Interest	Issue			Amount on
To	For	Rate (%)	Date	Maturity	Currency	December 31, 2005
U.S. Exim Bank	El Al	7.39	1994	2006	USD	11,415,500
European Investment Bank	Industrial Development Bank	1.81	1997	2007	JPY	381,543,822
U.S. Exim Bank	IEC Corporation	6.80	1996	2008	USD	36,829,465
U.S. Exim Bank	IEC Corporation	7.00	1996	2008	USD	6,148,239
Deutsche Bundesbank	IEC Corporation	8.10	1986	2008	USD	9,162,166
KFW Bank	IEC Corporation	4.13	2000	2007	EUR	1,956,053
KFW Bank	IEC Corporation	3.98	2000	2007	EUR	123,651
KFW Bank	IEC Corporation	5.23	2000	2009	EUR	8,811,303
EDC Bank	IEC Corporation	Libor +0.5	1997	2013	USD	19,772,418
EDC Bank	IEC Corporation	Libor +0.4	1997	2013	USD	3,593,837
Source: Ministry of Finance.

Tradable Local Currency Direct Debt of the Government of Israel

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
Floating Rate Loans
9230137	Gilon Chadash	4.2%	29/04/1999	31/03/2009	NIS5,000.7
9230236		5.0	02/12/1999	30/11/2009	2,661.0
9230335		4.5	23/05/2000	30/04/2010	7,454.6
9230434		5.0	08/03/2001	28/02/2011	10,744.4
9230533		4.2	03/01/2002	30/12/2011	11,301.5
9231135		4.2	07/01/2003	31/12/2006	8,698.5
9231531		4.2	05/01/2004	31/12/2008	12,003.3

Fixed Rate Loans
9266636	Shahar	7.0	05/04/2001	31/03/2006	NIS15,784.5
9266735		6.0	07/02/2005	31/01/2010	9,105.6
9267030		9.0	06/07/2000	29/06/2007	15,864.4
9267139		7.0	12/03/2002	27/02/2009	21,913.7
9268038		7.0	17/05/2001	29/04/2011	6,175.3
9268137		10.0	25/06/2002	31/05/2012	9,567.9
9268236		7.5	26/04/2004	31/03/2014	10,871.8

CPI Index-linked Loans
9470139	Galil	CPI+4.00	02/04/1996	30/04/2007	NIS 919.9
9470238		CPI+4.00	04/06/1996	30/06/2007	1,706.7
9470337		CPI+4.00	07/01/1997	31/01/2008	3,018.4
9520735		CPI+4.00	04/08/1992	31/08/2006	1,583.1
9520834		CPI+4.00	03/11/1992	30/11/2006	1,130.0
9541533		CPI+4.00	05/01/1993	31/01/2008	567.3
9541632		CPI+4.00	02/03/1993	31/03/2008	743.1
9541731		CPI+4.00	16/07/1993	31/07/2008	620.9
9541830		CPI+4.00	05/10/1993	31/10/2008	915.0
9541939		CPI+4.00	07/01/1994	31/01/2009	894.4
9542036		CPI+4.00	03/06/1994	30/06/2009	1,521.2
9542135		CPI+4.00	09/09/1994	30/09/2009	1,134.1
9542234		CPI+4.00	08/11/1994	30/11/2009	1,003.1
9542333		CPI+4.00	14/02/1995	28/02/2010	750.0
9542432		CPI+4.00	06/06/1995	30/06/2010	817.0
9542531		CPI+4.00	25/07/1995	31/07/2010	1,797.4
9542630		CPI+4.00	05/10/1995	31/10/2010	2,098.8
9542739		CPI+4.00	03/06/1997	30/06/2012	5,115.2
9547035		CPI+5.00	24/11/1998	31/10/2013	4,271.6
9547134		CPI+5.00	30/11/1999	31/10/2014	1,162.4
9547233		CPI+5.00	25/05/2000	30/04/2015	11,594.7
9548033		CPI+4.00	04/09/2001	31/08/2011	11,035.4
9548132		CPI+5.00	03/09/2002	31/08/2012	12,124.2
9550138		CPI+6.00	08/10/2002	30/09/2007	9,741.1
9561135		CPI+4.75	20/01/1989	31/01/2006	407.2
9561234		CPI+4.75	14/04/1989	30/04/2006	353.9
9561333		CPI+4.75	09/01/1990	31/01/2007	222.6
9561432		CPI+4.75	13/02/1990	28/02/2007	64.4

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
9561531	Galil	CPI+4.75	16/03/1990	31/03/2007	93.5
9570136		CPI+4.75	06/06/1989	30/06/2007	1,123.4
9570235		CPI+4.75	11/08/1989	31/08/2007	363.0
9570334		CPI+4.75	08/09/1989	30/09/2007	372.7
9570433		CPI+4.75	05/06/1990	30/06/2008	496.9
9570532		CPI+4.75	06/07/1990	31/07/2008	242.2
9570631		CPI+4.75	03/08/1990	31/08/2008	237.5
9570730		CPI+2.50	06/11/1990	30/11/2008	19.0
9590134		CPI+4.75	04/07/1989	31/07/2009	1,092.2
9590332		CPI+4.00	21/08/2001	30/07/2021	16,636.2
9590431		CPI+4.00	23/08/2004	31/07/2024	8,256.5

Dollar-linked/Floating Rate Loans
9655135	Gilboa	3.8706%	24/01/2000	24/01/2010	NIS341.9

Source: Bank of Israel.

Non-Tradable Local Currency Direct Debt of the Government of Israel

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
CPI Index-linked Loans
0010	Hetz	CPI+4.770%	26/07/2000	26/07/2012	NIS37.39
0012		4.400	01/07/2000	26/07/2012	26.80
0012		4.600	26/07/2000	26/07/2012	1,383.84
0017		5.200	26/07/2000	26/07/2017	106.88
0025		6.200	26/07/2000	26/07/2025	26.40
0111		6.200	31/12/2000	01/01/2011	276.63
0113		4.000	01/07/2001	26/07/2013	40.90
0113		4.800	26/07/2001	26/07/2013	1,008.66
0118		5.200	26/07/2001	26/07/2018	18.91
0126		5.200	01/07/2001	26/07/2026	2.06
0126		5.700	26/07/2001	26/07/2026	124.53
0212		6.200	31/12/2001	01/01/2012	231.86
0214		4.000	01/07/2002	26/07/2014	1.72
0214		4.600	26/07/2002	26/07/2014	2,104.21
0219		5.200	26/07/2002	26/07/2019	54.50
0227		5.200	01/07/2002	26/07/2027	0.57
0227		5.700	26/07/2002	26/07/2027	288.16
0313		6.200	31/12/2002	01/01/2013	176.04
0315		4.000	01/07/2003	26/07/2015	3.42
0315		4.600	25/07/2003	26/07/2015	1,681.07
0320		5.200	25/07/2003	26/07/2020	8.36
0328		5.533	25/07/2003	26/07/2028	120.41
0414		6.200	31/12/2003	01/01/2014	311.17
0416		4.480	26/07/2004	26/07/2016	2,317.01
0421		5.200	26/07/2004	26/07/2021	85.45
0429		5.533	26/07/2004	26/07/2029	192.25
0501		4.620	26/01/2005	26/07/2017	199.13
0503		4.620	24/03/2005	26/07/2017	4.27
0504		4.620	26/04/2005	26/07/2017	10.57
0506		4.620	26/06/2005	26/07/2017	15.67
0507		4.620	26/07/2005	26/07/2017	159.63
0510		4.620	26/10/2005	26/07/2017	15.12
0511		4.620	25/11/2005	26/07/2017	35.16
0512		4.620	26/12/2005	26/07/2017	307.19
0515		6.200	31/12/2004	01/01/2015	211.80
0517		4.480	26/07/2005	26/07/2017	1,950.61
0522		5.200	26/07/2005	26/07/2022	201.65
0530		5.533	26/07/2005	26/07/2030	210.62
6606		6.000	01/01/1966	01/01/2006	10.54
6707		6.000	01/01/1967	01/01/2007	2.68
8106		5.533	01/07/1981	20/07/2006	218.62
8207		5.533	01/07/1982	20/07/2007	125.51
8308		5.533	01/07/1983	20/07/2008	53.78
8409		5.533	01/07/1984	20/07/2009	5.81
8510		5.533	01/07/1985	20/07/2010	18.54
8611		5.533	01/07/1986	20/07/2011	18.43
8712		5.533	01/07/1987	20/07/2012	70.79
8813		5.533	01/07/1988	26/07/2013	100.68

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
8906	Hetz	5.200	01/07/1989	26/07/2006	730.47
8914		5.533	01/07/1989	26/07/2014	167.85
9007		5.200	01/07/1990	26/07/2007	374.53
9015		5.533	01/07/1990	26/07/2015	152.04
9108		5.200	01/07/1991	25/07/2008	293.49
9116		5.533	01/07/1991	26/07/2016	89.80
9209		5.200	01/07/1992	26/07/2009	232.30
9217		5.533	01/07/1992	26/07/2017	97.51
9310		5.200	01/07/1993	26/07/2010	150.52
9318		5.533	01/07/1993	26/07/2018	83.23
9406		4.480	01/07/1994	26/07/2006	1,783.87
9411		5.200	01/07/1994	26/07/2011	156.47
9419		5.533	01/07/1994	26/07/2019	51.61
9507		4.300	01/07/1995	26/07/2007	522.67
9507		5.200	20/07/1995	26/07/2007	1,477.56
9512		5.200	01/07/1995	26/07/2012	122.09
9520		5.533	01/07/1995	26/07/2020	32.87
9606		6.200	31/12/1995	01/01/2006	152.04
9608		4.300	01/07/1996	25/07/2008	524.74
9608		5.200	19/07/1996	25/07/2008	1,388.07
9613		5.200	19/07/1996	26/07/2013	208.97
9621		5.533	01/07/1996	26/07/2021	12.73
9707		6.200	31/12/1996	01/01/2007	358.66
9709		4.300	01/07/1997	26/07/2009	435.80
9709		5.200	20/07/1997	26/07/2009	1,559.39
9714		5.200	20/07/1997	26/07/2014	414.11
9722		5.533	01/07/1997	26/07/2022	13.29
9808		6.200	31/12/1997	01/01/2008	238.12
9810		4.300	01/07/1998	26/07/2010	269.55
9810		5.200	20/07/1998	26/07/2010	1,192.61
9815		5.200	20/07/1998	26/07/2015	457.73
9823		5.533	01/07/1998	26/07/2023	0.89
9909		6.200	31/12/1998	01/01/2009	233.33
9911		4.300	01/07/1999	26/07/2011	354.19
9911		5.200	20/07/1999	26/07/2011	1,370.54
9916		CPI+5.200%	20/07/1999	26/07/2016	NIS465.12

CPI Index-linked Loans
5358	Meron	CPI+5.5%	31/12/1985	01/01/2006	NIS0.27
5359		5.5	31/01/1986	31/01/2006	2.27
5360		5.5	28/02/1986	28/02/2006	1.87
5361		5.5	31/03/1986	31/03/2006	0.71
5362		5.5	13/05/1986	14/05/2006	3.74
5363		5.5	12/06/1986	12/06/2006	0.50
5364		5.5	14/07/1986	14/07/2006	15.64
5365		5.5	13/08/1986	13/08/2006	0.46
5366		5.5	14/09/1986	14/09/2006	0.47
5367		5.5	14/10/1986	15/10/2006	1.76
5368		5.5	14/11/1986	14/11/2006	2.44
5369		5.5	14/12/1986	14/12/2006	1.87

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
5370	Meron	5.5	14/01/1987	14/01/2007	0.44
5371		5.5	13/02/1987	13/02/2007	6.44
5372		5.5	13/03/1987	13/03/2007	1.46
5373		5.5	13/04/1987	13/04/2007	5.19
5374		5.5	14/05/1987	14/05/2007	100.81
5375		5.5	14/06/1987	14/06/2007	36.23
5376		5.5	14/07/1987	15/07/2007	18.86
5377		5.5	14/08/1987	14/08/2007	150.28
5378		5.5	14/09/1987	16/09/2007	28.24
5379		5.5	14/10/1987	14/10/2007	88.40
5380		5.5	13/11/1987	13/11/2007	105.16
5381		5.5	14/12/1987	14/12/2007	56.11
5382		5.5	14/01/1988	14/01/2008	64.97
5383		5.5	14/02/1988	14/02/2008	155.99
5384		5.5	14/03/1988	14/03/2008	62.66
5385		5.5	14/04/1988	14/04/2008	92.69
5386		5.5	13/05/1988	13/05/2008	133.73
5387		5.5	14/06/1988	15/06/2008	68.62
5388		5.5	14/07/1988	14/07/2008	32.10
5389		5.5	14/08/1988	14/08/2008	157.27
5390		5.5	14/09/1988	14/09/2008	103.00
5391		5.5	14/10/1988	15/10/2008	191.54
5392		5.5	31/10/1988	31/10/2008	303.89
5393		5.5	14/11/1988	14/11/2008	102.22
5394		5.5	14/12/1988	14/12/2008	160.62
5395		5.5	13/01/1989	13/01/2009	248.72
5396		5.5	14/02/1989	14/02/2009	293.92
5397		5.5	14/03/1989	14/03/2009	94.96
5398		5.5	14/04/1989	14/04/2009	140.16
5399		5.5	14/05/1989	14/05/2009	243.87
8201		5.5	14/06/1989	14/06/2009	178.88
8202		5.5	14/07/1989	14/07/2009	161.66
8203		5.5	14/08/1989	14/08/2009	220.42
8204		5.5	14/09/1989	14/09/2009	196.98
8205		5.5	13/10/1989	13/10/2009	196.06
8206		5.5	14/11/1989	14/11/2009	297.26
8207		5.5	14/12/1989	14/12/2009	271.13
8208		5.5	14/01/1990	14/01/2010	378.78
8209		5.5	14/02/1990	14/02/2010	280.75
8210		5.5	14/03/1990	14/03/2010	246.92
8211		5.5	01/04/1990	01/04/2010	79.52
8212		5.5	01/05/1990	01/05/2010	298.80
8213		5.5	01/06/1990	01/06/2010	273.78
8214		5.5	01/07/1990	01/07/2010	200.81
8215		5.5	01/08/1990	01/08/2010	274.82
8216		5.5	02/09/1990	02/09/2010	321.47
8217		5.5	01/10/1990	01/10/2010	122.48
8218		5.5	01/11/1990	01/11/2010	250.69
8219		5.5	02/12/1990	02/12/2010	315.42
8220		5.5	02/01/1991	02/01/2011	422.27
8221		5.5	01/02/1991	01/02/2011	307.95

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
8222	Meron	5.5	01/03/1991	01/03/2011	258.06
8223		5.5	31/03/1991	31/03/2011	265.57
8224		5.5	01/05/1991	01/05/2011	277.93
8225		5.5	02/06/1991	02/06/2011	294.70
8226		5.5	01/07/1991	01/07/2011	204.36
8227		5.5	01/08/1991	01/08/2011	306.82
8228		5.5	01/09/1991	01/09/2011	442.74
8229		5.5	01/10/1991	01/10/2011	235.09
8230		5.5	01/11/1991	01/11/2011	225.61
8231		5.5	01/12/1991	01/12/2011	447.20
8232		5.5	02/01/1992	02/01/2012	466.32
8233		5.5	02/02/1992	02/02/2012	251.58
8234		5.5	01/03/1992	01/03/2012	407.47
8235		5.5	01/04/1992	01/04/2012	241.68
8236		5.5	01/05/1992	01/05/2012	352.66
8237		5.5	01/06/1992	01/06/2012	445.10
8238		5.5	01/07/1992	01/07/2012	286.36
8239		5.5	02/08/1992	02/08/2012	280.55
8240		5.5	01/09/1992	01/09/2012	496.98
8241		5.5	01/10/1992	01/10/2012	264.32
8242		5.5	01/11/1992	01/11/2012	414.62
8243		5.5	01/12/1992	01/12/2012	540.62
8244		5.5	03/01/1993	03/01/2013	641.11
8245		5.5	01/02/1993	01/02/2013	291.84
8246		5.5	04/03/1993	04/03/2013	468.36
8247		5.5	01/04/1993	01/04/2013	263.44
8248		5.5	04/05/1993	04/05/2013	376.81
8249		5.5	01/06/1993	01/06/2013	477.10
8250		5.5	04/07/1993	04/07/2013	296.50
8251		5.5	04/08/1993	04/08/2013	317.04
8252		5.5	07/09/1993	07/09/2013	561.81
8253		5.5	10/10/1993	10/10/2013	305.95
8254		5.5	09/11/1993	09/11/2013	409.15
8255		5.5	09/12/1993	09/12/2013	670.97
8256		5.5	04/01/1994	04/01/2014	781.69
8257		5.5	07/02/1994	07/02/2014	425.80
8258		5.5	10/03/1994	10/03/2014	381.16
8259		5.5	07/04/1994	07/04/2014	347.75
8260		5.5	02/05/1994	02/05/2014	470.36
8261		5.5	01/06/1994	01/06/2014	533.29
8262		5.5	03/07/1994	03/07/2014	558.68
8263		5.5	01/08/1994	01/08/2014	466.94
8264		5.5	04/09/1994	04/09/2014	536.61
8265		5.5	10/10/1994	10/10/2014	460.91
8266		5.5	02/11/1994	02/11/2014	561.33
8267		5.5	01/12/1994	01/12/2014	678.22
8268		5.5	01/01/1995	01/01/2015	804.43
8269		5.5	01/02/1995	01/02/2015	208.95
8270		5.5	01/03/1995	01/03/2015	877.65
8271		5.5	03/04/1995	03/04/2015	568.29
8272		5.5	08/05/1995	08/05/2015	744.23

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
8273	Meron	5.5	14/06/1995	14/06/2015	821.64
8274		5.5	02/07/1995	02/07/2015	255.63
8275		5.5	01/08/1995	01/08/2015	622.53
8276		5.5	01/09/1995	01/09/2015	675.28
8277		5.5	01/10/1995	01/10/2015	421.71
8278		5.5	01/11/1995	01/11/2015	596.08
8279		5.5	01/12/1995	01/12/2015	685.48
8280		5.5	01/01/1996	01/01/2016	981.60
8281		5.5	01/02/1996	01/02/2016	530.25
8282		5.5	01/03/1996	01/03/2016	461.60
8283		5.5	01/04/1996	01/04/2016	426.85
8284		5.5	01/05/1996	01/05/2016	532.28
8285		5.5	02/06/1996	02/06/2016	675.55
8286		5.5	01/07/1996	01/07/2016	771.95
8287		5.5	01/08/1996	01/08/2016	448.59
8288		5.5	01/09/1996	01/09/2016	681.65
8289		5.5	01/10/1996	01/10/2016	422.48
8290		5.5	01/11/1996	01/11/2016	658.20
8291		5.5	01/12/1996	01/12/2016	884.51
8292		5.5	01/01/1997	01/01/2017	760.50
8293		5.5	02/02/1997	02/02/2017	728.97
8294		5.5	02/03/1997	02/03/2017	564.74
8295		5.5	01/04/1997	01/04/2017	486.69
8296		5.5	01/05/1997	01/05/2017	655.28
8297		5.5	01/06/1997	01/06/2017	963.59
8298		5.5	01/07/1997	01/07/2017	658.62
8299		5.5	01/08/1997	01/08/2017	598.52
8300		5.5	01/09/1997	01/09/2017	778.65
8301		5.5	01/10/1997	01/10/2017	547.15
8302		5.5	02/11/1997	02/11/2017	800.93
8303		5.5	01/12/1997	01/12/2017	820.27
8304		5.5	01/01/1998	01/01/2018	662.61
8305		5.5	01/02/1998	01/02/2018	708.53
8306		5.5	01/03/1998	01/03/2018	714.43
8307		5.5	01/04/1998	01/04/2018	493.01
8308		5.5	03/05/1998	03/05/2018	788.54
8309		5.5	01/06/1998	01/06/2018	720.03
8310		5.5	01/07/1998	01/07/2018	339.46
8311		5.5	03/08/1998	03/08/2018	298.96
8312		5.5	01/09/1998	01/09/2018	958.16
8313		5.5	01/10/1998	01/10/2018	845.93
8314		5.5	01/11/1998	01/11/2018	1,038.90
8315		5.5	01/12/1998	01/12/2018	1,009.74
8316		5.5	01/01/1999	01/01/2019	578.16
8317		5.5	01/02/1999	01/02/2019	897.34
8318		5.5	01/03/1999	01/03/2019	669.86
8319		5.5	02/04/1999	02/04/2019	419.71
8320		5.5	02/05/1999	02/05/2019	995.10
8321		5.5	01/06/1999	01/06/2019	825.30
8322		5.5	01/07/1999	01/07/2019	539.93
8323		5.5	01/08/1999	01/08/2019	360.22

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
8324	Meron	5.5	01/09/1999	01/09/2019	942.86
8325		5.5	01/10/1999	01/10/2019	728.59
8326		5.5	01/11/1999	01/11/2019	674.51
8327		5.5	01/12/1999	01/12/2019	710.27
8328		5.5	03/01/2000	03/01/2020	1,124.59
8329		5.5	01/02/2000	01/02/2020	374.65
8330		5.5	01/03/2000	01/03/2020	515.07
8331		5.5	02/04/2000	02/04/2020	740.14
8332		5.5	01/05/2000	01/05/2020	681.61
8333		5.5	01/06/2000	01/06/2020	991.68
8334		5.5	02/07/2000	02/07/2020	489.32
8335		5.5	01/08/2000	01/08/2020	415.85
8336		5.5	01/09/2000	01/09/2020	260.94
8337		5.5	02/10/2000	02/10/2020	358.18
8338		5.5	01/11/2000	01/11/2020	974.06
8339		5.5	01/12/2000	01/12/2020	543.76
8340		5.5	01/01/2001	01/01/2021	326.02
8341		5.5	01/02/2001	01/02/2021	411.96
8342		5.5	01/03/2001	01/03/2021	722.69
8343		5.5	01/04/2001	01/04/2021	1,024.80
8344		5.5	01/05/2001	01/05/2021	1,154.04
8345		5.5	01/06/2001	01/06/2021	1,294.09
8346		5.5	01/07/2001	01/07/2021	827.89
8347		5.5	01/08/2001	01/08/2021	785.03
8348		5.5	02/09/2001	02/09/2021	1,005.38
8349		5.5	01/10/2001	01/10/2021	673.70
8350		5.5	01/11/2001	01/11/2021	839.86
8351		5.5	02/12/2001	02/12/2021	560.84
8352		5.5	01/01/2002	01/01/2022	1,231.77
8353		5.5	01/02/2002	01/02/2022	915.58
8354		5.5	01/03/2002	01/03/2022	821.53
8355		5.5	01/04/2002	01/04/2022	656.29
8356		5.5	01/05/2002	01/05/2022	727.15
8357		5.5	02/06/2002	02/06/2022	901.67
8358		5.5	01/07/2002	01/07/2022	224.92
8359		5.5	01/08/2002	01/08/2022	463.05
8360		5.5	01/09/2002	01/09/2022	515.38
8361		5.5	01/10/2002	01/10/2022	146.77
8362		5.5	01/11/2002	01/11/2022	190.01
8363		5.5	01/12/2002	01/12/2022	369.56
8364		5.5	01/01/2003	01/01/2023	301.01
8365		5.5	02/02/2003	02/02/2023	607.28
8366		5.5	02/03/2003	02/03/2023	584.70
8367		5.5	01/04/2003	01/04/2023	883.45
8368		5.5	02/05/2003	02/05/2023	192.36
8369		5.5	04/05/2003	04/05/2023	49.62
8370		5.5	01/06/2003	01/06/2023	1,247.51
8371		5.5	01/07/2003	01/07/2023	2,427.57
8372		CPI+5.5%	01/08/2003	01/08/2023	NIS805.12

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
CPI Index-linked Loans
8601	Arad	CPI+4.8%	02/07/1995	02/07/2010	32.95
8602		4.8	01/08/1995	01/08/2010	11.99
8603		4.8	01/09/1995	01/09/2010	13.20
8604		4.8	01/10/1995	01/10/2010	20.98
8605		4.8	01/11/1995	01/11/2010	19.63
8606		4.8	01/12/1995	01/12/2010	34.19
8607		4.8	01/01/1996	01/01/2011	40.22
8608		4.8	01/02/1996	01/02/2011	73.24
8609		4.8	01/03/1996	01/03/2011	38.99
8610		4.8	01/04/1996	01/04/2011	10.92
8611		4.8	01/05/1996	01/05/2011	60.63
8612		4.8	02/06/1996	02/06/2011	60.91
8613		4.8	01/07/1996	01/07/2011	29.75
8614		4.8	01/08/1996	01/08/2011	82.75
8615		4.8	01/09/1996	01/09/2011	55.65
8616		4.8	01/10/1996	01/10/2011	49.86
8617		4.8	01/11/1996	01/11/2011	47.19
8618		4.8	01/12/1996	01/12/2011	51.63
8619		4.8	01/01/1997	01/01/2012	75.50
8620		4.8	02/02/1997	02/02/2012	67.52
8621		4.8	02/03/1997	02/03/2012	58.40
8622		4.8	01/04/1997	01/04/2012	65.35
8623		4.8	01/05/1997	01/05/2012	61.11
8624		4.8	01/06/1997	01/06/2012	66.37
8625		4.8	01/07/1997	01/07/2012	68.32
8626		4.8	01/08/1997	01/08/2012	33.45
8627		4.8	01/09/1997	01/09/2012	76.30
8628		4.8	01/10/1997	01/10/2012	79.88
8629		4.8	02/11/1997	02/11/2012	78.83
8630		4.8	01/12/1997	01/12/2012	81.26
8631		4.8	01/01/1998	01/01/2013	90.73
8632		4.8	01/02/1998	01/02/2013	85.45
8633		4.8	01/03/1998	01/03/2013	87.10
8634		4.8	01/04/1998	01/04/2013	92.46
8635		4.8	03/05/1998	03/05/2013	83.96
8636		4.8	01/06/1998	01/06/2013	90.27
8637		4.8	01/07/1998	01/07/2013	93.46
8638		4.8	03/08/1998	03/08/2013	97.60
8639		4.8	01/09/1998	01/09/2013	99.86
8640		4.8	01/10/1998	01/10/2013	88.10
8641		4.8	01/11/1998	01/11/2013	93.84
8642		4.8	01/12/1998	01/12/2013	105.64
8643		4.8	01/01/1999	01/01/2014	109.66
8644		4.8	01/02/1999	01/02/2014	100.66
8645		4.8	01/03/1999	01/03/2014	82.63
8646		4.8	02/04/1999	02/04/2014	97.81
8647		4.8	02/05/1999	02/05/2014	107.67
8648		4.8	01/06/1999	01/06/2014	115.64
8649		4.8	01/07/1999	01/07/2014	130.31

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
8650	Arad	4.8	01/08/1999	01/08/2014	118.64
8651		4.8	01/09/1999	01/09/2014	115.85
8652		4.8	01/10/1999	01/10/2014	104.90
8653		4.8	01/11/1999	01/11/2014	114.56
8654		4.8	01/12/1999	01/12/2014	119.68
8655		4.8	03/01/2000	03/01/2015	154.19
8656		4.8	01/02/2000	01/02/2015	124.30
8657		4.8	01/03/2000	01/03/2015	117.90
8658		4.8	02/04/2000	02/04/2015	126.73
8659		4.8	01/05/2000	01/05/2015	114.99
8660		4.8	01/06/2000	01/06/2015	141.43
8661		4.8	02/07/2000	02/07/2015	137.16
8662		4.8	01/08/2000	01/08/2015	156.90
8663		4.8	01/09/2000	01/09/2015	133.17
8664		4.8	02/10/2000	02/10/2015	167.90
8665		4.8	01/11/2000	01/11/2015	151.98
8666		4.8	01/12/2000	01/12/2015	174.76
8667		4.8	01/01/2001	01/01/2016	199.58
8668		4.8	01/02/2001	01/02/2016	172.58
8669		4.8	01/03/2001	01/03/2016	144.78
8670		4.8	01/04/2001	01/04/2016	170.62
8671		4.8	01/05/2001	01/05/2016	173.94
8672		4.8	01/06/2001	01/06/2016	168.14
8673		4.8	01/07/2001	01/07/2016	181.99
8674		4.8	01/08/2001	01/08/2016	236.47
8675		4.8	02/09/2001	02/09/2016	180.77
8676		4.8	01/10/2001	01/10/2016	160.02
8677		4.8	01/11/2001	01/11/2016	201.77
8678		4.8	02/12/2001	02/12/2016	185.29
8679		4.8	01/01/2002	01/01/2017	251.88
8680		4.8	01/02/2002	01/02/2017	188.74
8681		4.8	01/03/2002	01/03/2017	185.24
8682		4.8	01/04/2002	01/04/2017	202.77
8683		4.8	01/05/2002	01/05/2017	211.79
8684		4.8	02/06/2002	02/06/2017	190.57
8685		4.8	01/07/2002	01/07/2017	205.24
8686		4.8	01/08/2002	01/08/2017	222.32
8687		4.8	01/09/2002	01/09/2017	199.47
8688		4.8	01/10/2002	01/10/2017	185.96
8689		4.8	01/11/2002	01/11/2017	75.44
8690		4.8	01/12/2002	01/12/2017	252.40
8691		4.8	01/01/2003	01/01/2018	232.58
8692		4.8	02/02/2003	02/02/2018	175.14
8693		4.8	02/03/2003	02/03/2018	218.75
8694		4.8	01/04/2003	01/04/2018	320.91
8695		4.8	02/05/2003	02/05/2018	213.12
8696		4.8	01/06/2003	01/06/2018	352.79
8697		4.8	01/07/2003	01/07/2018	348.35
8698		4.8	01/08/2003	01/08/2018	196.41
8699		4.8	01/09/2003	01/09/2018	272.69
8700		4.8	01/10/2003	01/10/2018	285.13

					Outstanding
					Amount on
	Serial	Interest	Issue Date	Maturity	December 31, 2005
Serial No.	Name	Rate	DD/MM/YYYY	DD/MM/YYYY	(in millions of NIS)
8701	Arad	4.8	02/11/2003	02/11/2018	322.12
8702		4.8	01/12/2003	01/12/2018	286.60
8703		4.8	02/01/2005	02/01/2020	0.08
8704		4.8	01/02/2005	01/02/2020	12.76
8705		4.8	01/03/2005	01/03/2020	5.84
8706		4.8	01/04/2005	01/04/2020	4.72
8707		4.8	01/05/2005	01/05/2020	11.34
8708		4.8	01/06/2005	01/06/2020	3.98
8709		4.8	01/07/2005	01/07/2020	0.04
8710		4.8	01/08/2005	01/08/2020	3.80
8711		4.8	01/09/2005	01/09/2020	7.77
8712		4.8	02/10/2005	02/10/2020	9.41
8713		CPI+4.8%	01/11/2005	01/11/2020	NIS0.10

Source: Ministry of Finance.
Various Loans of the Government of Israel

				Outstanding
				Amount on
	Interest		Date of	December 31, 2005
Name	Rate	Issue Date	Maturity	(in millions of NIS)
Emission and Funds(1)	2%-6%	1984-2004	(2)	NIS9,798
Compulsory Bonds	N/A	N/A	N/A	599

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.

(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the Depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.
Source: Ministry of Finance.